WASTE CONNECTIONS INC 1998 ANNUAL REPORT



SOLID



disciplined strategy

superior results





PROCESSED
APR 17 2007
THOMSON FINANCIAL




WASTE CONNECTIONS INC.

with the Future

Stay the Course

Clearly,

a different breed...

execution & accountability

is on eliminating controllable factors environment. Our Board of Directors and management establish the corporate strategy plans developed by local management responsible for the execution of accountable for delivering results constituents, including customers inate to attract what team in the solid waste industry. We





POSITIONING
INTERMODAL SERVICES




WASTE CONNECTIONS, INC.
2003 ANNUAL REPORT



WASTE CONNECTIONS, INC.
2004 ANNUAL REPORT

WASTE CONNECTIONS, INC.
2005 ANNUAL REPORT

# 2006 ANNUAL REPORT

# DIFFERENTIATED MARKETS

**PACIFIC NORTHWEST REGION**

30 COLLECTION OPERATIONS
13 TRANSFER STATIONS
3 LANDFILLS
11 RECYCLING OPERATIONS
6 INTERMODAL


VANCOUVER,WA

**WESTERN REGION**

29 COLLECTION OPERATIONS
5 TRANSFER STATIONS
9 LANDFILLS
8 RECYCLING OPERATIONS


FRESNO







# DIFFERENTIATED RESULTS

**MAP LEGEND**

- ◆ COLLECTION
- ■ TRANSFER
- ● DISPOSAL
- ▲ RECYCLING
- INTERMODAL
- REGIONAL OFFICE
- ★ CORPORATE HEADQUARTERS

**CENTRAL REGION**

35 COLLECTION OPERATIONS
9 TRANSFER STATIONS
14 LANDFILLS
7 RECYCLING OPERATIONS

DENVER

MEMPHIS

**EASTERN REGION**

26 COLLECTION OPERATIONS
17 TRANSFER STATIONS
10 LANDFILLS







# FINANCIAL HIGHLIGHTS

*($ thousands)*



477,848
541,797
624,544
721,899
824,354
REVENUE
131,779
155,622
180,790
199,812
204,234
02
03
04
05
06
NET CASH
FROM OPERATIONS
1,261,882
1,395,952
1,491,483
1,676,307
1,773,891
02
03
04
05
06
TOTAL ASSETS


| *FYE December 31* | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|
| Revenues | 477,848 | 541,797 | 624,544 | 721,899 | 824,354 |
| Operating income | 128,963 | 145,395 | 151,670 | 168,049 | 171,386 |
| Net cash from operations | 131,779 | 155,622 | 180,790 | 199,812 | 204,234 |
| Total assets | 1,261,882 | 1,395,952 | 1,491,483 | 1,676,307 | 1,773,891 |
| Long-term debt | 578,481 | 601,891 | 489,343 | 586,104 | 637,308 |
| Stockholders' equity | 451,712 | 537,494 | 707,522 | 718,200 | 736,482 |

# STOCKHOLDER RETURNS

*Comparison of 5 year cumulative total return*among Waste Connections, Inc., the S&P 500 Index and a peer group index***



$225
$200
$175
$150
$125
$100
$75
$ 50
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Waste Connections
S&P 500 Index
Peer Group


* $100 invested on 12/31/2001 in stock or index, including reinvestment of dividends. ** The peer group index consists of: Allied Waste Industries, Inc., Casella Waste Systems, Inc., Republic Services, Inc., Waste Industries USA, Inc. and Waste Management, Inc. This chart was prepared by Standard & Poor's in compliance with Securities and Exchange Commission requirements.

We are pleased to inform you that your company is dramatically better positioned entering its second decade than its first. This says a lot given what we've already accomplished together.

Founded in 1997, Waste Connections has become the premier provider of solid waste services in secondary markets in the Western and Southern U.S. Our strategy targets selected markets that have strong demographic growth trends and where competitive barriers to entry can be developed.



Today we have more than 225 collection operations, transfer stations, landfills, recycling facilities and inter-modal facilities across 22 states. Over 50% of our revenues are derived from markets where we have long-term exclusive arrangements to provide our services. Our disciplined execution of this differentiated strategy within the solid waste industry has produced superior financial results and shareholder returns, best evidenced by the five-year historical stock price performance chart on the opposite page. Since our IPO in 1998 at a split-adjusted price of $5.33 per share, our stock price has risen almost 450%. This year–our 10th anniversary–we choose to look at the opportunities ahead rather than reminisce on our past successes.

## LOOKING AT 2007

We expect record financial performance in 2007 as a result of the momentum we have entering the year. We've made significant investments in personnel, fleet and facilities to accelerate organic growth, expand into new markets, and further improve returns from prior investments.

*Accelerate Organic Growth.* Price and volume growth approached 8% in 2006. We attained record price increases necessary to offset significant spikes in certain cost items, particularly fuel. This strong pricing environment should continue throughout 2007, but with more of our markets contributing as many of our exclusive markets are able to begin to recover cost increases incurred in 2006. Volume growth should increase over prior year levels due to expected continuing economic strength in the markets we serve and the start-up of two long-term contracts in California and Washington early in the year. Now that we've transitioned to a higher fuel cost environment, accelerating organic growth should lead to margin expansion.

*Expand into New Markets.* In addition to the two new contracts that commence in contiguous markets, we expanded our geographic footprint for 2007 via approximately $55 million of acquired annualized revenue either signed or closed last year. Approximately half of the acquired revenue was in exclusive markets within California, Idaho, Montana, Oregon and Wyoming. Other acquisitions expanded or improved our competitive market positions in Colorado, Illinois, Kentucky, Oklahoma and Texas. We expect to identify new revenue opportunities and realize further operating leverage from our two most significant acquisitions completed in Northern California and Eastern Kentucky.



*Improve Returns from Prior Investments.* We have deployed approximately $1.5 billion of net capital since our inception. Though our financial performance and returns on invested capital have led the sector, we expect continued improvements. Some of our better performing operations are ones we've owned for several years. Each year that passes provides us additional opportunities to drive operational improvements and further optimize our asset and market positioning.

In 2006 we:

• reinforced the principles and expected benefits of Servant Leadership across the entire organization;

• directed additional resources to sales and marketing, customer service and management training programs in order to improve quality of revenue, accelerate organic growth, and develop future leaders of the Company;

• expanded our operations and financial analysis groups to increase the toolset available to local management in the execution of their business plans and more quickly assist in the turnaround of any underperforming operations;

• invested almost $100 million in our existing operations, the full year benefits of which we should realize in 2007; and

• commenced development of a new

operations and billing software system to position us for our next growth phase.

Our ultimate success is based on the connections we maintain within our local communities. Through corporate and personal donations and employee volunteering, we support hundreds of local organizations throughout our footprint. Continuing good corporate citizenship remains a priority.



## LOOKING AT OUR NEXT DECADE

Waste Connections was founded almost ten years ago, guided by a strategy based on what we believed to be fundamental tenets of our industry. We believe solid waste is a commodity business where success is driven by market selection, asset and contractual positioning within a market, and execution at the local level. We target markets where we can provide solid waste services under exclusive arrangements or where we can operate on an integrated basis while attaining high market share in competitive markets. We seek to avoid highly competitive urban markets, markets where we cannot attain a leading position, and non-integrated markets where a competitor has a disposal advantage. Today, our beliefs and strategy remain unchanged.

We believe our most prosperous years lie ahead. We enter our second decade with revenue approaching $1 billion and an enterprise value in excess of $2.5 billion. Our next $1 billion of revenue growth should provide greater value creation than our first billion, since a higher percentage of our future growth should be derived from organic growth, which produces higher financial returns per dollar of capital deployed. Returns on invested capital should continue to increase, absent abnormal cost spikes.

Our strong operating results and financial position enable us to simultaneously fund our growth strategy and return cash to shareholders. During our first three years, we completed three common stock offerings raising almost $200 million to partially fund our growth and development. Over the last three years, we already have returned almost $300 million to shareholders through our stock repurchase program–an impressive achievement in such a short period of time. If we continue to return approximately $100 million per year to shareholders, we would deliver $1 billion of cash over the next decade.

The confidence we have in our future success is further demonstrated by the three-for-two stock split we recently completed. This is our second stock split in three years.

Although anniversaries often encourage reminiscence, we prefer to look at the opportunities that lie ahead. We are fortunate that the experience, loyalty and commitment of our nearly 5,000 employees enable us to remain forward looking.

Our success in the upcoming decade should surpass the first. Again, this says a lot given what we've already accomplished.





Ronald J. Mittelstaedt
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

Steven F. Bouck
PRESIDENT

Worthing F. Jackman
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER




WCN
LISTED
NYSE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31507



# WASTE CONNECTIONS, INC.

(Exact name of registrant as specified in its charter)

| Delaware<br>(State or other jurisdiction of incorporation or organization) | 94-3283464<br>(I.R.S. Employer Identification No.) |
|---|---|
| 35 Iron Point Circle<br>Suite 200<br>Folsom, California<br>(Address of principal executive offices) | 95630<br>(Zip Code) |

(916) 608-8200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.01 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one.)

☑ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

As of June 30, 2006, the aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant, based on the closing sales price for the registrant's common stock, as reported on the New York Stock Exchange, was $1,636,247,304

Number of shares of common stock outstanding as of January 31, 2007: 45,579,740

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

WASTE CONNECTIONS, INC.
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

## ITEM 1. BUSINESS

### Our Company

Waste Connections, Inc. is an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets in the Western and Southern U.S. We serve more than one million residential, commercial and industrial customers from operations in 22 states: Alabama, Arizona, California, Colorado, Idaho, Illinois, Iowa, Kansas, Kentucky, Minnesota, Mississippi, Montana, Nebraska, New Mexico, Oklahoma, Oregon, South Dakota, Tennessee, Texas, Utah, Washington and Wyoming. As of December 31, 2006, we owned or operated a network of 114 solid waste collection operations, 37 transfer stations, 26 recycling operations and 35 active landfills. In addition, we provided intermodal services for the rail haul movement of cargo containers in the Pacific Northwest through a network of six intermodal facilities.

We are a leading provider of solid waste services in most of our markets, and approximately 50% of our revenues are derived from market areas where we have franchise or exclusive rights to provide our services. We have focused on secondary markets mostly in the Western and Southern U.S. because we believe that those areas offer:

- more opportunities to enter into exclusive arrangements and create competitive barriers to entry;
- less competition from larger solid waste services companies;
- projected strong economic and population growth rates that will contribute to the growth of our business; and
- a number of independent solid waste services companies suitable for acquisition.

Our senior management team has extensive experience in operating, acquiring and integrating solid waste services businesses, and we intend to continue to focus our efforts on pursuing acquisition-based growth. We anticipate that a part of our future growth will come from acquiring additional solid waste collection, transfer and disposal businesses and, therefore, we expect that additional acquisitions could continue to affect period-to-period comparisons of our operating results.

Waste Connections, Inc. is a Delaware corporation organized in 1997.

### Our Operating Strategy

Our operating strategy seeks to improve financial returns and deliver superior stockholder value within the solid waste industry. We seek to avoid highly competitive, large urban markets and instead target markets where we can provide non-integrated or integrated solid waste services under exclusive arrangements or where we can operate on an integrated basis while attaining high market share. The key components of our operating strategy, which are tailored to the competitive and regulatory factors that affect our markets, are as follows:

Provide Vertically Integrated Services. In markets where we believe that owning landfills is a strategic element to a collection operation because of competitive and regulatory factors, we generally focus on providing integrated services, from collection through disposal of solid waste in landfills that we own or operate.

Control the Waste Stream. In markets where waste collection services are provided under exclusive arrangements, or where waste disposal is municipally funded or available at multiple municipal sources, we believe that controlling the waste stream by providing collection services is often more important to our profitability and growth than owning or operating landfills. In addition, contracts in some Western U.S. markets dictate the disposal facility to be used. The large size of many Western states increases the cost of interstate and long haul disposal, heightening the effects of regulations that direct waste disposal, which may make it more difficult for a landfill to obtain the disposal volume necessary to operate profitably. In markets with these characteristics, we believe that landfill ownership or vertical integration is not as critical to our success.

Manage on a Decentralized Basis. We manage our operations on a decentralized basis. This places decision-making authority close to the customer, enabling us to identify and address customers' needs quickly in a cost-effective manner. We believe that decentralization provides a low-overhead, highly efficient operational structure that allows us to expand into geographically contiguous markets and operate in relatively small communities that larger competitors may not find attractive. We believe that this structure gives us a strategic competitive advantage, given the relatively rural nature of much of the Western and Southern U.S., and makes us an attractive buyer to many potential acquisition candidates.

We currently deliver our services from approximately 135 operating locations grouped into four regions. We manage and evaluate our business in this manner on the basis of the regions' geographic characteristics, interstate waste flow, revenue base, employee base, regulatory structure and acquisition opportunities. Each region has a regional vice president and a regional controller, reporting directly to our corporate management. These regional officers are responsible for operations and accounting in their regions and supervise their regional staff.

Each operating location has a district manager who has autonomous service and decision-making authority for his or her operations and is responsible for maintaining service quality, promoting safety, implementing marketing programs and overseeing day-to-day operations, including contract administration. District managers also help identify acquisition candidates and are responsible for integrating acquired businesses into our operations and obtaining the permits and other governmental approvals required for us to operate.

Implement Operating Standards. We develop company-wide operating standards, which are tailored for each of our markets based on industry norms and local conditions. We implement cost controls and employee training and safety procedures and establish a sales and marketing plan for each market. By internalizing the waste stream of acquired operations, we can further increase operating efficiencies and improve capital utilization. We use a wide-area information system network, implement financial controls and consolidate certain accounting, personnel and customer service functions. While regional and district management operate with a high degree of autonomy, our senior officers monitor regional and district operations and require adherence to our accounting, purchasing, marketing and internal control policies, particularly with respect to financial matters. Our executive officers regularly review the performance of regional officers, district managers and operations. We believe we can improve the profitability of existing and newly acquired operations by establishing operating standards, closely monitoring performance and streamlining certain administrative functions.

Our Growth Strategy

We tailor the components of our growth strategy to the markets in which we operate and into which we hope to expand.

Acquire Additional Exclusive Arrangements. We derive approximately 50% of our revenues from market areas where we have exclusive arrangements, including franchise agreements, municipal contracts and governmental certificates, under which we are the exclusive service provider for a specified market. These exclusive rights and contractual arrangements create barriers to entry that can be overcome primarily by the acquisition of the company with such exclusive rights or contractual arrangements. We intend to devote significant resources to securing additional franchise agreements and municipal contracts through competitive bidding and securing additional governmental certificates by acquiring other companies. In bidding for franchises and municipal contracts and evaluating acquisition candidates holding governmental certificates, our management team draws on its experience in the waste industry and knowledge of local service areas in existing and target markets. Our district managers maintain relationships with local governmental officials within their service areas, and sales representatives may be assigned to cover specific municipalities. These personnel focus on maintaining, renewing and renegotiating existing franchise agreements and municipal contracts and securing additional agreements and contracts while maintaining acceptable financial returns. We believe our ability to offer comprehensive rail haul disposal services in the Pacific Northwest improves our competitive position in bidding for such contracts.

Generate Internal Growth. To generate continued internal revenue growth, we focus on increasing market penetration in our current and adjacent markets, soliciting new residential, commercial and industrial customers in markets where such customers have the option to choose a particular waste collection service and marketing upgraded or additional services (such as compaction or automated collection) to existing customers. We also focus on raising prices and instituting surcharges, when appropriate, to offset cost increases. Where possible, we intend to leverage our franchise-based platforms to expand our customer base beyond our exclusive market territories. As customers are added in existing markets, our revenue per routed truck increases, which generally increases our collection efficiencies and profitability. In markets in which we have exclusive contracts, franchises and certificates, we expect internal volume growth generally to track population and business growth.

Expand Through Acquisitions. We intend to expand the scope of our operations by continuing to acquire solid waste companies in new markets and in existing or adjacent markets that are combined with or "tucked in" to our existing operations. We focus our acquisition efforts on markets that we believe provide significant growth opportunities for a well-capitalized market entrant and where we can create economic and operational barriers to entry by new competitors. This focus typically highlights markets in which we can either: (1) provide waste collection services under franchises, exclusive contracts or other arrangements; or (2) garner a leading market position and provide vertically integrated collection and disposal services. We believe that our experienced management, decentralized operating strategy, financial strength, size and public company status make us an attractive buyer to certain solid waste collection and disposal acquisition candidates. We have developed an acquisition discipline based on a set of financial, market and management criteria to evaluate opportunities. Once an acquisition is closed, we seek to integrate it while minimizing disruption to the ongoing operations of both Waste Connections and the acquired business.

In new markets, we often use an initial acquisition as an operating base and seek to strengthen the acquired operation's presence in that market by providing additional services, adding new customers and making "tuck-in" acquisitions of other solid waste companies in that market or adjacent markets. We next seek to broaden our regional presence by adding additional operations in markets adjacent to the new location. We believe that many suitable "tuck-in" acquisition opportunities exist within our current and targeted market areas that provide us with opportunities to increase our market share and route density.

The U.S. solid waste services industry experienced significant consolidations during the 1990's. We expect the consolidation trend to continue, but at a slower pace. The solid waste services industry remains regional in nature with acquisition opportunities available in selected markets. Some of the remaining independent landfill and collection operators lack the capital resources, management skills and/or technical expertise necessary to comply with stringent environmental and other governmental regulations and to compete with larger, more efficient, integrated operators. In addition, many of the remaining independent operators may wish to sell their businesses to achieve liquidity in their personal finances or as part of their estate planning. Due to the prevalence of exclusive arrangements and the reduced pace of consolidation, we believe the Western markets contain the largest and most attractive number of acquisition opportunities.

## SOLID WASTE SERVICES

Residential, Commercial and Industrial Collection Services

We serve more than one million residential, commercial and industrial customers from operations in 22 states. Our services are generally provided under one of the following arrangements: (1) governmental certificates; (2) exclusive franchise agreements; (3) exclusive municipal contracts; (4) residential subscriptions; (5) residential contracts; or (6) commercial and industrial service agreements.

Governmental certificates, exclusive franchise agreements and exclusive municipal contracts grant us rights to provide services within specified areas at established rates. Governmental certificates, or G Certificates, are unique to the State of Washington. The Washington Utilities and Transportation Commission, or the WUTC, awards G Certificates to solid waste collection service providers in unincorporated areas and electing municipalities. These certificates typically grant the holder the exclusive and perpetual right to provide specific residential, commercial and/or industrial waste services in a defined territory at specified rates subject to divestiture and/or cancellation by the WUTC on specified limited grounds. Franchise agreements typically provide an exclusive period of seven years or longer for a specified territory. These arrangements specify a broad range of services to be provided, establish rates for the services and often give the service provider a right of first refusal to extend the term of the agreement. Municipal contracts typically provide a shorter service period and a more limited scope of services than franchise agreements and generally require competitive bidding at the end of the contract term. We do not expect that the loss of any current contracts in negotiation for renewal or contracts likely to terminate in 2007 will have a material adverse affect on our revenues or cash flows. No individual contract or customer accounted for more than 5% of our total revenues for the year ended December 31, 2006.

We provide residential waste services, other than those we perform under exclusive arrangements, under contracts with homeowners' associations, apartment owners, mobile home park operators or on a subscription basis with individual households. We set base residential fees on a contract basis primarily based on route density, the frequency and level of service, the distance to the disposal or processing facility, weight and type of waste collected, type of equipment and containers furnished, the cost of disposal or processing and prices charged by competitors in that market for similar services. Collection fees are paid either by the municipalities from tax revenues or directly by the residents receiving the services. We provide 20- to 96-gallon carts to residential customers.

We provide commercial and industrial services, other than those we perform under exclusive arrangements, under customer service agreements generally ranging from one to three years in duration. We determine fees under these agreements by such factors as collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged in our collection markets for similar services. Collection of larger volumes of commercial and industrial waste streams generally helps improve our operating efficiencies, and consolidation of these volumes allows us to negotiate more favorable disposal prices. We provide one-to ten-cubic yard containers to commercial customers and ten-to 50-cubic yard containers to industrial customers. For an additional fee, we install on the premises of large volume customers stationary compactors that compact waste prior to collection.

Landfill Disposal Services

We own solid waste landfills to achieve vertical integration in markets where the economic and regulatory environments make landfill ownership attractive. Where our operations are vertically integrated, we eliminate third party disposal costs and generally realize higher margins and stronger operating cash flows. The fees charged at disposal facilities, which are known as "tipping fees," are based on market factors and take into account the type and weight or volume of solid waste deposited and the type and size of the vehicles used to transport waste.

Our landfill facilities consisted of the following at December 31, 2006:

| | |
|---|---|
| Owned and operated landfills | 24 |
| Operated landfills under limited-term operating agreements | 8 |
| Operated landfills under life-of-site agreements | 3 |
| | 35 |

We also own one construction and demolition landfill site in Kentucky that is permitted for operation, but has not been constructed. We own landfills in California, Colorado, Illinois, Kansas, Kentucky, Minnesota, Mississippi, Nebraska, New Mexico, Oklahoma, Oregon, Tennessee and Washington. In addition, we operate, but do not own, landfills in California, Mississippi, Nebraska and New Mexico. With the exception of three landfills located in Tennessee, Mississippi and Colorado that only accept construction and demolition waste and one construction and demolition landfill in Kentucky permitted for operation, but not constructed, all landfills that we own or operate are municipal solid waste landfills. At January 1, 2006, we reclassified two landfills from life-of-site classification to operated landfills. This reclassification is reflected in all landfill balances as of December 31, 2005 and 2006.

Under landfill operating agreements, the owner of the property, generally a municipality, usually owns the permit and we operate the landfill for a contracted term, which may be the life of the landfill. Where the contracted term is not the life of the landfill, the property owner is generally responsible for final capping, closure and post-closure obligations. We are responsible for all final capping, closure and post-closure obligations at the three operated landfills for which we have life-of-site agreements. Our operating contracts for which the contracted term is less than the life of the landfill have expiration dates from 2007 to 2017.

Based on remaining permitted capacity as of December 31, 2006, and projected annual disposal volumes, the average remaining landfill life for our owned and operated landfills and landfills operated, but not owned, under life-of-site agreements, is estimated to be approximately 53 years. Many of our existing landfills have the potential for expanded disposal capacity beyond the amount currently permitted. We monitor the available permitted in-place disposal capacity of our landfills on an ongoing basis and evaluate whether to seek capacity expansion. In making this evaluation, we consider various factors, including the following:

- whether the land where the expansion is being sought is contiguous to the current disposal site, and whether we either own it or the property is under an option, purchase, operating or other similar agreement;
- whether total development costs, final capping costs, and closure/post-closure costs have been determined;
- whether internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
- whether internal personnel or external consultants are actively working to obtain the necessary approvals to obtain the landfill expansion permit; and
- whether we consider it probable that we will achieve the expansion (for a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business, or political restrictions or similar issues existing that could impair the success of the expansion).

We also regularly consider whether it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams or to seek other permit modifications. We are currently seeking to expand permitted capacity at six of our landfills for which we consider expansions to be probable. Although we cannot be certain that all future expansions will be permitted as designed, the average remaining landfill life for our owned and operated landfills and landfills operated, but not owned, under life-of-site agreements is estimated to be approximately 57 years when considering remaining permitted capacity, probable expansion capacity and projected annual disposal volume.

The following table reflects estimated landfill capacity and airspace changes, as measured in tons, for owned and operated landfills and landfills operated, but not owned, under life-of-site agreements (in thousands):

| | 2005 | | | 2006 | | |
|---|---|---|---|---|---|---|
| | Permitted | Probable Expansion | Total | Permitted | Probable Expansion | Total |
| Balance, beginning of year | 309,616 | 69,940 | 379,556 | 358,193 | 66,525 | 424,718 |
| Permits granted | 40,626 | (4,725) | 35,901 | 17,762 | (17,762) | - |
| Airspace consumed | (6,649) | - | (6,649) | (7,215) | - | (7,215) |
| Changes in engineering estimates | 14,600 | 1,310 | 15,910 | 15,714 | (18,423) | (2,709) |
| Balance, end of year | 358,193 | 66,525 | 424,718 | 384,454 | 30,340 | 414,794 |

The estimated remaining operating lives for our owned and operated landfills and landfills operated, but not owned, under life-of-site agreements, based on remaining permitted and probable expansion capacity and projected annual disposal volume, in years, as of December 31, 2005, are shown in the table below. The estimated remaining operating lives include assumptions that the operating permits are renewed.

| | 0 to 10 | 11 to 20 | 21 to 40 | 41 to 50 | 51+ | Total |
|---|---|---|---|---|---|---|
| Owned and operated landfills | 1 | 5 | 7 | 1 | 8 | 22 |
| Operated landfills under life-of-site agreements | - | - | 1 | 1 | 1 | 3 |
| | 1 | 5 | 8 | 2 | 9 | 25 |

The estimated remaining operating lives for our owned and operated landfills and landfills operated, but not owned, under life-of-site agreements, based on remaining permitted and probable expansion capacity and projected annual disposal volume, in years, as of December 31, 2006, are shown in the table below. The estimated remaining operating lives include assumptions that the operating permits are renewed.

| | 0 to 10 | 11 to 20 | 21 to 40 | 41 to 50 | 51+ | Total |
|---|---|---|---|---|---|---|
| Owned and operated landfills | 1 | 4 | 6 | 1 | 12 | 24 |
| Operated landfills under life-of-site agreements | - | - | 2 | - | 1 | 3 |
| | 1 | 4 | 8 | 1 | 13 | 27 |

The disposal tonnage that we received in 2005 at all of our landfills is shown below (tons in thousands):

| | Three months ended | | | | | | | | Twelve months ended December 31, 2005 |
|---|---|---|---|---|---|---|---|---|---|
| | March 31, 2005 | | June 30, 2005 | | September 30, 2005 | | December 31, 2005 | | |
| | Number of Sites | Total Tons | Number of Sites | Total Tons | Number of Sites | Total Tons | Number of Sites | Total Tons | |
| Owned landfills or landfills operated under life-of-site agreements | 25 | 1,436 | 25 | 1,715 | 25 | 1,771 | 25 | 1,727 | 6,649 |
| Landfills classified as discontinued operations | 1 | 47 | 1 | 7 | - | - | - | - | 54 |
| Operated landfills | 8 | 220 | 8 | 257 | 8 | 245 | 8 | 266 | 988 |
| | 34 | 1,703 | 34 | 1,979 | 33 | 2,016 | 33 | 1,993 | 7,691 |

The disposal tonnage that we received in 2006 at all of our landfills is shown below (tons in thousands):

| | Three months ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | March 31, 2006 | | June 30, 2006 | | September 30, 2006 | | December 31, 2006 | | Twelve months ended December 31, 2006 |
| | Number of Sites | Total Tons | Number of Sites | Total Tons | Number of Sites | Total Tons | Number of Sites | Total Tons | |
| Owned landfills or landfills operated under life-of-site agreements | 27 | 1,655 | 27 | 1,828 | 27 | 1,888 | 27 | 1,844 | 7,215 |
| Operated landfills | 8 | 269 | 8 | 266 | 8 | 258 | 8 | 240 | 1,033 |
| | 35 | 1,924 | 35 | 2,094 | 35 | 2,146 | 35 | 2,084 | 8,248 |

Transfer Station Services

We have an active program to acquire, develop, own and operate transfer stations in markets proximate to our collection operations. Transfer stations receive, compact and load solid waste to be transported to landfills via truck, rail or barge. Transfer stations extend our direct-haul reach and link collection operations with disposal facilities that we own, operate or have under contract in other localities. We owned or operated 37 transfer stations at December 31, 2006. Currently, we own transfer stations in California, Colorado, Kansas, Montana, Nebraska, Oklahoma, Oregon, Tennessee and Washington. In addition, we operate, but do not own, transfer stations in Idaho, Kentucky, Nebraska, Tennessee, Washington and Wyoming. We believe that transfer stations benefit us by:

- concentrating the waste stream from a wider area, which increases the volume of disposal at our landfill facilities and gives us greater leverage in negotiating more favorable disposal rates at other landfills;
- improving utilization of collection personnel and equipment; and
- building relationships with municipalities and private operators that deliver waste, which can lead to additional growth opportunities.

Recycling Services

We offer residential, commercial, industrial and municipal customers recycling services for a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles and ferrous and aluminum metals. We own or operate 26 recycling processing operations and sell other collected recyclable materials to third parties for processing before resale. Certain of our municipal recycling contracts in Washington specify certain benchmark resale prices for recycled commodities. To the extent the prices we actually receive for the processed recycled commodities collected under those contracts exceed the prices specified in the contracts, we share the excess with the municipality, after recovering any previous shortfalls resulting from actual market prices falling below the prices specified in the contracts. To reduce our exposure to commodity price volatility and risk with respect to recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. We believe that recycling will continue to be an important component of local and state solid waste management plans due to the public's increasing environmental awareness and expanding regulations that mandate or encourage recycling.

## INTERMODAL SERVICES

Intermodal logistics is the movement of containers using two or more modes of transportation, usually including a rail or truck segment. In November 2004, we entered the intermodal services business in the Pacific Northwest through the acquisition of Northwest Container Services, Inc., which provides repositioning, storage, maintenance and repair of cargo containers for international shipping companies. We provide these services for containerized cargo primarily to international shipping companies importing and exporting goods through the Pacific Northwest. As of December 31, 2006, we owned six intermodal operations in Washington and Oregon. Our fleet of doublestack railcars provides dedicated direct-line haul services among terminals in Portland, Tacoma and Seattle. We have contracts with the Burlington Northern Santa Fe and Union Pacific railroads for the movement of containers among our six intermodal operations. We also provide our customers container and chassis sales and leasing services.

We intend to further expand our intermodal business through cross-selling efforts with our solid waste services operations. We believe that a significant amount of solid waste is transported currently by rail from primarily the Seattle-Tacoma area to remote landfills in Eastern Washington and Eastern Oregon. We believe our ability to market both intermodal and disposal services will enable us to more effectively compete for these volumes.

## SALES AND MARKETING

We employ sales and marketing personnel as necessary to extend or renew existing contracts, solicit new contracts or customers in markets where we are not the exclusive provider of solid waste or intermodal services, expand our presence into areas adjacent to or contiguous with our existing markets, and market additional services to existing customers. In many of our existing markets, we provide waste collection, transfer and disposal services to municipalities and governmental authorities under exclusive arrangements, and, therefore, do not contract directly with individual customers. In addition, because we have grown primarily through acquisitions, we have generally assumed existing franchise agreements, municipal contracts and G Certificates from the acquired companies, rather than obtaining new contracts via marketing efforts or bid processes.

## COMPETITION

The solid waste services industry is highly competitive and requires substantial labor and capital resources. In addition to us, the industry includes: three national, publicly-held solid waste companies – Allied Waste Industries, Inc., Republic Services, Inc., and Waste Management, Inc.; several regional, publicly-held and privately-owned companies; and several thousand small, local, privately-owned companies. Certain of the markets in which we compete or will likely compete are served by one or more large, national solid waste companies, as well as by numerous regional and local solid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. We also compete with operators of alternative disposal facilities, including incinerators, and with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues and tax-exempt financing.

We compete for collection, transfer and disposal volume based primarily on the price and, to a lesser extent, quality of our services. From time to time, competitors may reduce the price of their services in an effort to expand their market shares or service areas or to win competitively bid municipal contracts. These practices may cause us to reduce the price of our services or, if we elect not to do so, to lose business. We provide a majority of our residential, commercial and industrial collection services under exclusive franchise and municipal contracts and G Certificates, some of which are subject to periodic competitive bidding. We provide a substantial portion of our other services under subscription agreements with individual households and one- to three-year service contracts with commercial and industrial customers.

The U.S. solid waste services industry has undergone significant consolidation, and we encounter competition in our efforts to acquire collection operations, transfer stations and landfills. Intense competition exists not only for collection, transfer and disposal volume, but also for remaining acquisition candidates. We generally compete for acquisition candidates with publicly owned regional and national waste management companies. Accordingly, it may become uneconomical for us to make further acquisitions or we may be unable to locate or acquire suitable acquisition candidates at price levels and on terms and conditions that we consider appropriate, particularly in markets we do not already serve. Competition in the disposal industry is also affected by the increasing national emphasis on recycling and other waste reduction programs, which may reduce the volume of waste deposited in landfills.

The intermodal services industry is also highly competitive. We compete against other intermodal rail services companies, trucking companies and railroads, many of which have greater financial and other resources than we do. Competition is based primarily on price, reliability and quality of service.

## REGULATION

### Introduction

Our operations, including landfills, waste transportation, transfer stations, vehicle maintenance shops and fueling facilities, are all subject to extensive and evolving federal, state and local environmental laws and regulations, the enforcement of which has become increasingly stringent. The environmental regulations that affect us are administered by the Environmental Protection Agency, or the EPA, and other federal, state and local environmental, zoning, health and safety agencies. The WUTC regulates the portion of our collection business in Washington performed under G Certificates. We currently comply in all material respects with applicable federal, state and local environmental laws, permits, orders and regulations. In addition, we attempt to anticipate future regulatory requirements and to plan in advance as necessary to comply with them. We do not presently anticipate incurring any material costs to bring our operations into environmental compliance with existing or expected future regulatory requirements, although we can give no assurance that this will not change in the future.

The principal federal, state and local statutes and regulations that apply to our operations are described below. Certain of the statutes described below contain provisions that authorize, under certain circumstances, lawsuits by private citizens to enforce the provisions of the statutes. In addition to penalties, some of those statutes authorize an award of attorneys' fees to parties that successfully bring such an action. Enforcement actions under these statutes may include both civil and criminal penalties, as well as injunctive relief in some instances.

The Resource Conservation and Recovery Act of 1976, or RCRA

RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and nonhazardous. Wastes are generally classified as hazardous if they either: (1) are specifically included on a list of hazardous wastes; or (2) exhibit certain characteristics defined as hazardous. Household wastes are specifically designated as nonhazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as nonhazardous, and businesses that deal with hazardous waste are subject to regulatory obligations in addition to those imposed on handlers of nonhazardous waste. From the date of inception through December 31, 2006, we did not, to our knowledge, transport hazardous wastes under circumstances that would subject us to hazardous waste regulations under Subtitle C of RCRA. Some of our ancillary operations (e.g., vehicle maintenance operations) may generate hazardous wastes. We manage these wastes in substantial compliance with applicable laws.

In October 1991, the EPA adopted the Subtitle D Regulations governing solid waste landfills. The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill sites meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) intended to keep leachate out of groundwater and have extensive collection systems to carry away leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the effectiveness of the leachate collection system. The Subtitle D Regulations also require, where certain regulatory thresholds are exceeded, that facility owners or operators control emissions of methane gas generated at landfills in a manner intended to protect human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed by the EPA on landfill owners and operators in that state. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills in the state comply with the Subtitle D Regulations. Various states in which we operate or in which we may operate in the future have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations.

RCRA also regulates underground storage of petroleum and other regulated materials. RCRA requires registration, compliance with technical standards for tanks, release detection and reporting, and corrective action, among other things. Certain of our facilities and operations are subject to these requirements.

The Federal Water Pollution Control Act of 1972, or the Clean Water Act

The Clean Water Act regulates the discharge of pollutants from a variety of sources, including solid waste disposal sites and transfer stations, into waters of the United States. If run-off from our owned or operated transfer stations or run-off or collected leachate from our owned or operated landfills is discharged into streams, rivers or other surface waters, the Clean Water Act would require us to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with the EPA's storm water regulations issued in November 1990, which are designed to prevent contaminated landfill storm water runoff from flowing into surface waters. We believe that our facilities comply in all material respects with the Clean Water Act requirements. Various states in which we operate or in which we may operate in the future have been delegated authority to implement the Clean Water Act permitting requirements, and some of these states have adopted regulations that are more stringent than the federal Clean Water Act requirements. For example, states often require permits for discharges that may impact ground water as well as surface water.

The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA

CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities where or from which a release of any hazardous substance into the environment has occurred or is threatened. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, any person who arranges for the transportation, disposal or treatment of the hazardous substances, and the transporters who select the disposal and treatment facilities, regardless of the care exercised by such persons. CERCLA also imposes liability for the cost of evaluating and remedying any damage to natural resources. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend on the existence or disposal of "hazardous waste" as defined by RCRA; it can also be based on the release of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. In addition, the definition of "hazardous substances" in CERCLA incorporates substances designated as hazardous or toxic under the federal Clean Water Act, Clear Air Act and Toxic Substances Control Act. If we were found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold us, or any other generator, transporter or the owner or operator of the contaminated facility, responsible for all investigative and remedial costs, even if others were also liable. CERCLA also authorizes the imposition of a lien in favor of the United States on all real property subject to, or affected by, a remedial action for all costs for which a party is liable. Subject to certain procedural restrictions, CERCLA gives a responsible party the right to bring a contribution action against other responsible parties for their allocable shares of investigative and remedial costs. Our ability to obtain reimbursement from others for their allocable shares of such costs would be limited by our ability to find other responsible parties and prove the extent of their responsibility, their financial resources, and other procedural requirements. Various state laws also impose strict joint and several liability for investigation, cleanup and other damages associated with hazardous substance releases.

The Clean Air Act

The Clean Air Act generally, through state implementation of federal requirements, regulates emissions of air pollutants from certain landfills based on factors such as the date of the landfill construction and tons per year of emissions of regulated pollutants. Larger landfills and landfills located in areas where the ambient air does not meet certain requirements of the Clean Air Act may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the disposal of asbestos-containing materials. Air permits may be required to construct gas collection and flaring systems and composting operations, and operating permits may be required, depending on the potential air emissions. State air regulatory programs may implement the federal requirements but may impose additional restrictions. For example, some state air programs uniquely regulate odor and the emission of toxic air pollutants.

Climate Change Laws and Regulations

On September 27, 2006, California enacted AB32, the Global Warming Solutions Act of 2006, which established the first statewide program in the United States to limit greenhouse gas, or GHG, emissions and impose penalties for non-compliance. AB32 imposes the following requirements by the following deadlines:

- By January 1, 2008, the California Air Resources Board, or the Board, must adopt regulations requiring the monitoring and annual reporting of GHG emissions from GHG emission sources in California.
- By January 1, 2008, the Board must articulate what the statewide GHG emissions level was in 1990 and approve a statewide GHG emissions limit that is equivalent to that level, to be achieved by 2020.
- In furtherance of achieving compliance with that state-wide limit, the Board, by January 1, 2011:
  - must adopt specific GHG emission limits, applicable to GHG emission sources, to become operative on January 1, 2012; and
  - may establish a system of market-based declining annual aggregate emission limits for sources or categories of sources that emit GHG, applicable from January 1, 2012, to December 31, 2020.
- By an unspecified date, the Board must make recommendations to the Governor and the Legislature of California on how to continue reductions of GHG emissions beyond 2020.
- By June 30, 2007, the Board must publish a list of discrete early action GHG emission reduction measures that can be implemented prior to the measures and limits to be adopted later under AB32.
- By an unspecified date, the Board may adopt a schedule of fees to be paid by the sources of GHG emissions and used for purposes of carrying out AB32.

Because landfill and collection operations emit GHG, our operations in California will be subject to regulations issued under AB32. These regulations could increase our costs for those operations. If we are unable to pass such higher costs through to our customers, our business, financial condition and operating results could be adversely affected.

These effects could also spread to our non-California operations because other states and the federal government may follow California's lead. For example, on January 12, 2007, United States Senators Barack Obama (D-IL), Joe Lieberman (I-CT) and John McCain (R-AZ) introduced legislation that would cut greenhouse gas emissions to 34 percent of 2004 levels by 2050. As another example of this trend toward increased regulation of GHG emissions, on December 1, 2006, WUTC and its counterparts from Oregon,

California and New Mexico signed the "Western Public Utility Commissions' Joint Action Framework on Climate Change," in which they agreed to work together to address climate change.

The Occupational Safety and Health Act of 1970, or the OSH Act

The OSH Act is administered by the Occupational Safety and Health Administration, or OSHA, and many state agencies whose programs have been approved by OSHA. The OSH Act establishes employer responsibilities for worker health and safety, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, comply with adopted worker protection standards, maintain certain records, provide workers with required disclosures and implement certain health and safety training programs. Various OSHA standards may apply to our operations, including standards concerning notices of hazards, safety in excavation and demolition work, the handling of asbestos and asbestos-containing materials and worker training and emergency response programs.

Flow Control/Interstate Waste Restrictions

Certain permits and approvals and state and local regulations may limit a landfill's or transfer station's ability to accept waste that originates from specified geographic areas, import out-of-state waste or wastes originating outside the local jurisdictions or otherwise discriminate against non-local waste. These restrictions, generally known as flow control restrictions, are controversial, and some courts have held that some state and local flow control schemes violate constitutional limits on state or local regulation of interstate commerce. From time to time, federal legislation is proposed that would allow some local flow control restrictions. Although no such federal legislation has been enacted to date, if such federal legislation should be enacted in the future, states in which we own or operate landfills could limit or prohibit the importation of out-of-state waste or direct that wastes be handled at specified facilities. Such state actions could adversely affect our landfills. These restrictions could also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to our customers, our business, financial condition and operating results could be adversely affected.

Certain state and local jurisdictions may also seek to enforce flow control restrictions through local legislation or contractually. In certain cases, we may elect not to challenge such restrictions. These restrictions could reduce the volume of waste going to landfills in certain areas, which may prevent us from operating our landfills at their full capacity and/or reduce the prices that we can charge for landfill disposal services. These restrictions may also result in higher disposal costs for our collection operations. If we were unable to pass such higher costs through to our customers, our business, financial condition and operating results could be adversely affected.

State and Local Regulations

Each state in which we now operate or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, occupational safety and health, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. State and local permits and approval for these operations may be required and may be subject to periodic renewal, modification or revocation by the issuing agencies. In addition, many states have adopted statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties.

Many municipalities also have or could enact ordinances, local laws and regulations affecting our operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities, flow control provisions that direct or restrict the delivery of solid wastes to specific facilities, laws that grant the right to establish franchises for collection services and bidding for such franchises, and bans or other restrictions on the movement of solid wastes into a municipality.

Permits or other land use approvals with respect to a landfill, as well as state or local laws and regulations, may specify the quantity of waste that may be accepted at the landfill during a given time period and/or the types of waste that may be accepted at the landfill. Once an operating permit for a landfill is obtained, it generally must be renewed periodically.

There has been an increasing trend at the state and local level to mandate and encourage waste reduction at the source and waste recycling, and to prohibit or restrict the disposal in landfills of certain types of solid wastes, such as yard wastes, leaves, tires, computers and other electronic equipment waste, and painted wood and other construction and demolition debris. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could prevent us from operating our facilities at their full capacity.

Some state and local authorities enforce certain federal requirements in addition to state and local laws and regulations. For example, in some states, local or state authorities enforce requirements of RCRA, the OSH Act and parts of the Clean Air Act and the Clean Water Act instead of the EPA or OSHA, and in some states such laws are enforced jointly by state or local and federal authorities.

Public Utility Regulation

In many states, public authorities regulate the rates that landfill operators may charge. The adoption of rate regulation or the reduction of current rates in states in which we own or operate landfills could adversely affect our business, financial condition and operating results.

Solid waste collection services in all unincorporated areas of Washington and in electing municipalities in Washington are provided under G Certificates awarded by the WUTC. In association with the regulation of solid waste collection services in these areas, the WUTC also sets rates for regulated solid waste collection.

## RISK MANAGEMENT, INSURANCE AND FINANCIAL SURETY BONDS

Risk Management

We maintain environmental and other risk management programs appropriate for our business. Our environmental risk management program includes evaluating existing facilities and potential acquisitions for environmental law compliance. We do not presently expect environmental compliance costs to increase materially above current levels, but we cannot predict whether future acquisitions will cause such costs to increase. We also maintain a worker safety program that encourages safe practices in the workplace. Operating practices at our operations emphasize minimizing the possibility of environmental contamination and litigation. Our facilities comply in all material respects with applicable federal and state regulations.

Insurance

We are primarily self-insured for automobile liability, property, general liability, workers' compensation, employer's liability claims, and employee group health insurance. Under our current insurance program, we carry per incident deductibles of $2 million for automobile liability claims, $1.5 million for workers' compensation and employer's liability claims, $1 million ($2 million aggregate) for general liability claims, $25,000 for property claims and $175,000 for employee group health insurance.

During the 12 month policy term, our automobile liability policy will pay up to $3 million per incident, after we pay the $2 million per incident deductible. Additionally, we have an umbrella policy with a third party insurance company for automobile liability, general liability and employer's liability that will pay, during the policy term, up to $50 million per incident in excess of the $5 million limit for automobile claims and in excess of the $1.5 million limit for employer's liability claims and will pay up to an aggregate of $50 million in excess of the $2 million aggregate limit for general liability claims. Since workers' compensation is a statutory coverage limited only by the various state jurisdictions, the umbrella coverage is not applicable. Also, our umbrella policy does not cover property claims, as the insurance limits for these claims are in accordance with the replacement values of the insured property. From time to time, actions filed against us include claims for punitive damages, which are generally excluded from coverage under all of our liability insurance policies.

We carry environmental protection insurance under a three-year (annual for the state of California) policy, expiring in November 2008, with coverage of $10 million per occurrence and a $20 million aggregate limit, after we pay the $250,000 per incident deductible. This insurance policy covers all owned or operated landfills and transfer stations. Subject to policy terms, insurance coverage is guaranteed for acquired and newly constructed facilities, but each addition to the policy is underwritten on a site-specific basis and the premium is set according to the conditions found at the site. Our policy provides insurance for new pollution conditions that originate after the commencement of our coverage. Pollution conditions existing prior to the commencement of our coverage, if found, could be excluded from coverage.

Financial Surety Bonds

We use financial surety bonds for a variety of corporate guarantees. The financial surety bonds are primarily used for guaranteeing municipal contract performance and providing financial assurances to meet final capping, landfill closure and post-closure obligations as required under certain environmental regulations. In addition to surety bonds, such guarantees and obligations may also be met through alternative financial assurance instruments, including insurance, letters of credit and restricted asset deposits.

In 2003, we paid $5.3 million to acquire a 9.9% interest in a company that, among other activities, issues financial surety bonds to secure final capping, landfill closure and post-closure obligations for companies operating in the solid waste sector, including a portion of our own.

## EMPLOYEES

At December 31, 2006, we employed 4,310 full-time employees, of which 318, or approximately 7% of our workforce, are employed under collective bargaining agreements, primarily with the Teamsters Union. These employees are subject to labor agreements that are renegotiated periodically. Collective bargaining agreements covering 38 of our employees, or approximately 1% of our workforce, are set to expire during 2007. We do not expect any significant disruption in our overall business in 2007 as a result of labor negotiations, employee strikes or organizational efforts.

## EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information concerning our executive officers as of January 31, 2007:

| NAME | AGE | POSITIONS |
|---|---|---|
| Ronald J. Mittelstaedt [(1)] | 43 | Chief Executive Officer and Chairman |
| Steven F. Bouck | 49 | President |
| Darrell W. Chambliss | 42 | Executive Vice President and Chief Operating Officer |
| Robert D. Evans | 60 | Executive Vice President, General Counsel and Secretary |
| Worthing F. Jackman | 42 | Executive Vice President and Chief Financial Officer |
| David M. Hall | 49 | Senior Vice President – Sales and Marketing |
| Kenneth O. Rose | 58 | Senior Vice President – Administration |
| David G. Eddie | 37 | Vice President – Corporate Controller |
| Eric O. Hansen | 41 | Vice President – Chief Information Officer |
| Jerri L. Hunt | 55 | Vice President – Human Resources |
| James M. Little | 45 | Vice President – Engineering |

(1) Member of the Executive Committee of the Board of Directors.

Ronald J. Mittelstaedt has been Chief Executive Officer and a director of Waste Connections since the company was formed, and was elected Chairman in January 1998. Mr. Mittelstaedt also served as President from Waste Connections' formation through August 2004. Mr. Mittelstaedt has more than 18 years of experience in the solid waste industry. He holds a B.A. degree in Business Economics with a finance emphasis from the University of California at Santa Barbara.

Steven F. Bouck has been President of Waste Connections since September 1, 2004. From February 1998 to that date, he served as Executive Vice President and Chief Financial Officer. Mr. Bouck held various positions with First Analysis Corporation from 1986 to 1998, focusing on financial services to the environmental industry. Mr. Bouck holds B.S. and M.S. degrees in Mechanical Engineering from Rensselaer Polytechnic Institute, and an M.B.A. in Finance from the Wharton School.

Darrell W. Chambliss has been Executive Vice President and Chief Operating Officer of Waste Connections since October 2003. From October 1, 1997 to that date, he served as Executive Vice President – Operations. Mr. Chambliss has more than 17 years of experience in the solid waste industry. Mr. Chambliss holds a B.S. degree in Business Administration from the University of Arkansas.

Robert D. Evans has been Executive Vice President, General Counsel and Secretary of Waste Connections since June 2002. From 1978 to that date, Mr. Evans was a partner in the San Francisco law firm of Shartsis Friese LLP. Prior to joining us, Mr. Evans had been Waste Connections' primary outside counsel since our formation. Mr. Evans holds a B.A. degree in Economics and a J.D. degree from the University of California at Berkeley.

Worthing F. Jackman has been Executive Vice President – Chief Financial Officer of Waste Connections since September 1, 2004. Mr. Jackman served as Vice President – Finance and Investor Relations from April 2003 to August 2004. Mr. Jackman held various investment banking positions with Alex. Brown & Sons, now Deutsche Bank Securities, Inc., from 1991 through 2003, including most recently as a Managing Director within the Global Industrial & Environmental Services Group. In that capacity, he provided capital markets and strategic advisory services to companies in a variety of sectors, including solid waste services. Mr. Jackman serves as a director for Quanta Services, Inc. He holds a B.S. degree in Finance from Syracuse University and an M.B.A. from the Harvard Business School.

David M. Hall has been Senior Vice President – Sales and Marketing of Waste Connections since October 2005. From August 1998 to September 2005, Mr. Hall served as Vice President – Business Development. Mr. Hall has more than 19 years of experience in the solid waste industry with extensive operating and marketing experience in the Western U.S. Mr. Hall received a B.S. degree in Management and Marketing from Missouri State University.

Kenneth O. Rose has been Senior Vice President – Administration of Waste Connections since May 2002. He served as a consultant to Waste Connections in March and April 2002. From May 2000 to March 2002, he provided consulting services to WorldOil.Com, Inc. and Gulf Publishing Company. As Vice President – Administration for Coach USA, Inc., from October 1996 to April 2000, Mr. Rose was responsible for all corporate administrative activities in the United States, Canada and Mexico. Mr. Rose has 12 years experience in the solid waste industry. Prior to joining the waste industry, Mr. Rose held various administrative positions in the oil and offshore drilling industries from 1971 to 1989 with Standard Oil Company-Indiana, Gulf Oil Corporation and Chevron Corporation. Mr. Rose holds a B.S. degree in Accounting from the University of Wyoming.

David G. Eddie has been Vice President – Corporate Controller of Waste Connections since March 2004. From April 2003 to February 2004, Mr. Eddie served as Vice President – Public Reporting and Compliance. From May 2001 to March 2003, Mr. Eddie served as Director of Finance. Mr. Eddie served as Corporate Controller for International Fibercom, Inc. from April 2000 to May 2001. From September 1999 to April 2000, Mr. Eddie served as Waste Connections' Manager of Financial Reporting. From September 1994 to September 1999, Mr. Eddie held various positions, including Audit Manager, for PricewaterhouseCoopers LLP. Mr. Eddie is a Certified Public Accountant and holds a B.S. degree in Accounting from California State University, Sacramento.

Eric O. Hansen has been Vice President – Chief Information Officer of Waste Connections since July 2004. From January 2001 to July 2004, Mr. Hansen served as Vice President – Information Technology. From April 1998 to December 2000, Mr. Hansen served as Director of Management Information Systems. Mr. Hansen holds a B.S degree from Portland State University.

Jerri L. Hunt has been Vice President – Human Resources of Waste Connections since May 2002. Ms. Hunt served as Vice President – Human Resources and Risk Management from December 1999 to April 2002. From 1994 to 1999, Ms. Hunt held various positions with First Union National Bank (including the Money Store, which was acquired by First Union National Bank), most recently Vice President of Human Resources. From 1989 to 1994, Ms. Hunt served as Manager of Human Resources and Risk Management for BFI. Ms. Hunt also served as a Human Resources Supervisor for United Parcel Service from 1976 to 1989. She holds a B.S. degree from California State University, Sacramento, and a Master's degree in Human Resources from Golden Gate University.

James M. Little has been Vice President – Engineering of Waste Connections since September 1999. Mr. Little held various management positions with Waste Management, Inc. (formerly USA Waste Services, Inc., which was acquired by Waste Management, Inc. and Chambers Development Co. Inc., which was acquired by USA Waste Services, Inc.) from April 1990 to September 1999, including Regional Environmental Manager and Regional Landfill Manager, and most recently Division Manager in Ohio, where he was responsible for the operations of ten operating companies in the Northern Ohio area. Mr. Little is a certified professional geologist and holds a B.S. degree in Geology from Slippery Rock University.

**AVAILABLE INFORMATION**

Our corporate website address is http://www.wasteconnections.com. The information on our website is not incorporated by reference in this annual report on Form 10-K. We make our reports on Forms 10-K, 10-Q and 8-K available on our website free of charge after we file them with the Securities and Exchange Commission, or SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC, 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

## ITEM 1A. RISK FACTORS

Certain statements contained in this Annual Report on Form 10-K are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates," or the negative thereof or comparable terminology, or by discussions of strategy. Our business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and elsewhere in this report. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change.

### Risks Related to Our Business

We may be unable to compete effectively with larger and better capitalized companies and governmental service providers.

Our industry is highly competitive and requires substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large, national companies, as well as by regional and local companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. Some of our competitors may also be better capitalized than we are, have greater name recognition than we do or be able to provide or be willing to bid their services at a lower price than we may be willing to offer. Our inability to compete effectively could hinder our growth or negatively impact our operating results.

We also compete with counties, municipalities and solid waste districts that maintain their own waste collection and disposal operations. These operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues and tax-exempt financing.

Increases in the price of fuel may adversely affect our business and reduce our operating margins.

The price of fuel is volatile and rose substantially in 2005 and 2006. The market price of diesel fuel is unpredictable and can fluctuate significantly. A significant increase in our fuel cost in the future could adversely affect our business and reduce our operating margins.

Increases in labor and disposal and related transportation costs could impact our financial results.

Our continued success will depend on our ability to attract and retain qualified personnel. We compete with other businesses in our markets for qualified employees. From time to time, the labor supply is tight in some of our markets. A shortage of qualified employees would require us to enhance our wage and benefits packages to compete more effectively for employees, to hire more expensive temporary employees or to contract for services with more expensive third party vendors. Labor is one of our highest costs and relatively small increases in labor costs per employee could materially affect our cost structure. If we fail to attract and retain qualified employees, control our labor costs, or recover any increased labor costs through increased prices we charge for our services or otherwise offset such increases with cost savings in other areas, our operating margins could suffer. Disposal and related transportation costs are our second highest cost category. If we incur increased disposal and related transportation costs to dispose of solid waste, and if, in either case, we are unable to pass these costs on to our customers, our operating results would suffer.

Increases in insurance costs and the amount that we self-insure for various risks could reduce our operating margins and reported earnings.

We maintain insurance policies for automobile, general, employer's, environmental and directors and officers' liability as well as for employee group health insurance, property insurance, and workers' compensation. We are effectively self-insured for automobile liability, property, general liability, workers' compensation, employer's liability, and employee group health insurance by carrying high dollar per incident deductibles. We carry umbrella policies for certain types of claims to provide excess coverage over the underlying policies and per incident deductibles. The increased amounts that we self-insure could cause significant volatility in our operating margins and reported earnings based on the occurrence and claim costs of incidents, accidents and injuries. Our insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by our management with assistance from our third-party actuary and our third-party claims administrator. To the extent these estimates are inaccurate, we may recognize substantial additional expenses in future periods that would reduce operating margins and reported earnings. From time to time, actions filed against us include claims for punitive damages, which are generally excluded from coverage under all of our liability insurance policies. A punitive damage award could have an adverse effect on our reported earnings in the period in which it occurs. Significant increases in premiums on insurance that we retain also could reduce our margins.

Our financial results are based upon estimates and assumptions that may differ from actual results.

In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles, several estimates and assumptions are made that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. The estimates and the assumptions having the greatest amount of uncertainty, subjectivity and complexity are related to our accounting for landfills, self-insurance, intangibles, allocation of acquisition purchase price, effective tax rate, deferred taxes, asset impairments and litigation, claims and assessments. Actual results for all estimates could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our financial condition and results of operations.

Efforts by labor unions could divert management attention and adversely affect operating results.

From time to time, labor unions attempt to organize our employees. Some groups of our employees are represented by unions, and we have negotiated collective bargaining agreements with most of these groups. We are currently engaged in negotiations with other groups of employees represented by unions. Additional groups of employees may seek union representation in the future. Negotiating collective bargaining agreements with these groups could divert management attention and adversely affect operating results. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through "cooling off" periods, which are often followed by union-initiated work stoppages, including strikes or lock-outs. Additionally, any significant work stoppage or slowdown at ports or by railroad workers could reduce or interrupt the flow of cargo containers through our intermodal facilities. Depending on the type and duration of any labor disruptions, our operating expenses could increase significantly, which could adversely affect our financial condition, results of operations and cash flows.

We may lose contracts through competitive bidding, early termination or governmental action.

We derive approximately 50% of our revenues from market areas where we have exclusive arrangements, including franchise agreements, municipal contracts and G Certificates. Many of these arrangements are for a specified term and will be subject to competitive bidding in the future. For example, we have approximately 300 contracts, representing approximately 7% of our annual revenues that are set for expiration or automatic renewal in the next 12 months. Although we intend to bid on additional municipal contracts and franchise agreements, we may not be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term.

Government action may also affect our exclusive arrangements. Municipalities may annex unincorporated areas within counties where we provide collection services. As a result, our customers in annexed areas may be required to obtain services from competitors that have been franchised by the annexing municipalities to provide those services. In addition, municipalities in which services are currently provided on a competitive basis may elect to franchise collection services. Unless we are awarded franchises by these municipalities, we will lose customers. Municipalities may also decide to provide services to their residents themselves, on an optional or mandatory basis, causing us to lose customers. Municipalities in Washington may, by law, annex any unincorporated territory, which could remove such territory from an area covered by a G Certificate issued to us by the WUTC. Such occurrences could subject more of our Washington operations to competitive bidding. Moreover, legislative action could amend or repeal the laws governing WUTC regulation, which could harm our competitive position by subjecting more areas to competitive bidding. If we are not able to replace revenues from contracts lost through competitive bidding or early termination or from the renegotiation of existing contracts with other revenues within a reasonable time period, our revenues could decline.

Our results are vulnerable to economic conditions and seasonal factors affecting the regions in which we operate.

Our business and financial results would be harmed by downturns in the general economy of the regions in which we operate and other factors affecting those regions, such as state regulations affecting the solid waste services industry and severe weather conditions. Based on historic trends, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters, and lower in the fourth quarter than in the second and third quarters. We expect the fluctuation in our revenues between our highest and lowest quarters to be in the range of approximately 10% to 12%. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring because of decreased construction and demolition activities during the winter months. In addition, some of our operating costs may be higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Because of these factors, we expect operating income to be generally lower in the winter months, and our stock price may be negatively affected by these variations.

We may be subject in the normal course of business to judicial and administrative proceedings that could interrupt our operations, require expensive remediation and create negative publicity.

Governmental agencies may impose fines or penalties on us, attempt to revoke or deny renewal of our operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations, or require us to remediate potential environmental problems relating to waste that we or our predecessors collected, transported, disposed of or stored. Individuals or citizens groups may also bring actions against us in connection with our operations. Any adverse outcome in such proceedings could harm our operations and financial results and create negative publicity, which could damage our reputation, competitive position and stock price.

Competition for acquisition candidates, consolidation within the waste industry and economic and market conditions may limit our ability to grow through acquisitions.

Most of our growth since our inception has been through acquisitions. Although we have identified numerous acquisition candidates that we believe are suitable, we may not be able to acquire them at prices or on terms and conditions favorable to us.

Other companies have adopted or may in the future adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the solid waste services industry will continue to reduce the number of attractive acquisition candidates. Moreover, general economic conditions and the environment for attractive investments may affect the desire of the owners of acquisition candidates to sell their companies. As a result, fewer acquisition opportunities may become available to us, which could cause us to reduce our rate of growth from acquisitions or make acquisitions on less attractive terms than we have in the past, such as at higher purchase prices.

Our growth and future financial performance depend significantly on our ability to integrate acquired businesses into our organization and operations.

A component of our growth strategy involves achieving economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. In addition, we are not always able to control the timing of our acquisitions. Our inability to complete acquisitions in the time frames that we expect may cause our operating results to be less favorable than expected, which could cause our stock price to decline.

Our acquisitions may not be successful, resulting in changes in strategy, operating losses or a loss on sale of the business acquired.

Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our objectives in a given market due to factors that we cannot control, such as market position or customer base. As a result, operating margins could be less than we originally anticipated when we made those acquisitions. We then may change our strategy with respect to that market or those businesses and decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill and/or intangible assets.

Because we depend on railroads for our intermodal operations, our operating results and financial condition are likely to be adversely affected by any reduction or deterioration in rail service.

We depend on two major railroads for the intermodal services we provide – the Burlington Northern Santa Fe and Union Pacific. Consequently, a reduction in, or elimination of, rail service to a particular market is likely to adversely affect our ability to provide intermodal transportation services to some of our customers. In addition, the railroads are relatively free to adjust shipping rates up or down as market conditions permit when existing contracts expire. Rate increases would result in higher intermodal transportation costs, reducing the attractiveness of intermodal transportation compared to solely truck or other transportation modes, which could cause a decrease in demand for our services. Our business could also be adversely affected by harsh weather conditions or other factors that hinder the railroads' ability to provide reliable transportation services.

Our intermodal business could be adversely affected by steamship lines diverting business to ports other than those we serve, or by heightened security measures or actual or threatened terrorist attacks.

A substantial portion of our intermodal business involves transportation of shipping containers between the Seattle/Tacoma, Washington and Portland, Oregon markets. Decisions by steamship companies to increase container service to the Portland market or decrease container service to the Seattle/Tacoma market could decrease the number of containers that we handle, which would adversely affect the results of our intermodal operations. In addition, heightened port security measures, actual or threatened terrorist attacks at U.S. ports or similar events are likely to slow the movement of freight through U.S. ports or on U.S. railroads or highways, and could adversely affect our intermodal business and the results of its operations.

We depend significantly on the services of the members of our senior and district management team, and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our senior and district management team. Key members of our management have entered into employment agreements, but we may not be able to enforce these agreements. The loss of the services of any member of our senior or district management or the inability to hire and retain experienced management personnel could harm our operating results.

Our decentralized decision-making structure could allow local managers to make decisions that adversely affect our operating results.

We manage our operations on a decentralized basis. Local managers have the authority to make many decisions concerning their operations without obtaining prior approval from executive officers, subject to compliance with general company-wide policies. Poor decisions by local managers could result in the loss of customers or increases in costs, in either case adversely affecting operating results.

We may incur additional charges related to capitalized expenditures, which would decrease our earnings.

In accordance with U.S. generally accepted accounting principles, we capitalize some expenditures and advances relating to acquisitions, pending acquisitions and landfill development projects. We expense indirect acquisition costs such as executive salaries, general corporate overhead, public affairs and other corporate services as we incur those costs. We charge against earnings any unamortized capitalized expenditures and advances (net of any amount that we estimate we will recover, through sale or otherwise) that relate to any operation that is permanently shut down or determined to be impaired, any pending acquisition that is not consummated and any landfill development project that we do not expect to complete. Any such charges against earnings could decrease our stock price.

The outcome of audits by the Internal Revenue Service may adversely affect our company.

The Internal Revenue Service is auditing our consolidated tax return for the fiscal year 2004. No assurance can be given with respect to the outcome of the audit for this period or the effect it may have on us, or that our tax reserves with respect to that year are adequate. A significant assessment against us could have a material adverse effect on our financial position, results of operations or cash flows.

Each business that we acquire or have acquired may have liabilities that we fail or are unable to discover, including environmental liabilities.

As a successor owner, we may be legally responsible for liabilities that arise from businesses that we acquire. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, they may not cover the liabilities fully. Some environmental liabilities, even if we do not expressly assume them, may be imposed on us under various regulatory schemes and other applicable laws. Our insurance program does not cover liabilities associated with some environmental issues that may exist prior to attachment of coverage. A successful uninsured claim against us could harm our financial condition.

Liabilities for environmental damage may adversely affect our business and earnings.

We are liable for any environmental damage that our solid waste facilities cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water. We may be liable for damage resulting from conditions existing before we acquired these facilities. We may also be liable for any on-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal we or our predecessors arranged. If we were to incur liability for environmental damage, environmental cleanups, corrective action or damage not covered by insurance or in excess of the amount of our coverage, our financial condition could be materially adversely affected.

The adoption of new accounting standards or interpretations could adversely impact our financial results.

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods. The accounting rules and regulations that we must comply with are complex and continually changing. Recent actions and public comments from the Securities and Exchange Commission have focused on the integrity of financial reporting generally. The Financial Accounting Standards Board, or FASB, has recently introduced several new or proposed accounting standards, or is developing new proposed standards, which would represent a significant change from current industry practices. In addition, many companies' accounting policies are being subject to heightened scrutiny by regulators and the public. While we believe that our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, we cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward.

**Risks Related to Our Industry**

Our financial and operating performance may be affected by the inability to renew landfill operating permits, obtain new landfills and expand existing ones.

We currently own and/or operate a number of landfills. Our ability to meet our financial and operating objectives may depend in part on our ability to renew landfill operating permits, acquire, lease and expand existing landfills and develop new landfill sites. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. Operating permits for landfills in states where we operate must generally be renewed every five to ten years. These operating permits often must be renewed several times during the permitted life of a landfill. The permit and approval process is often time consuming, requires numerous hearings and compliance with zoning, environmental and other requirements, is frequently challenged by citizens, public interest and other groups, and may result in burdensome terms and conditions being imposed on our operations. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary. Obtaining new landfill sites is important to our expansion into new, non-exclusive markets. If we do not believe that we can obtain a landfill site in a non-exclusive market, we may choose not to enter that market. Expanding existing landfill sites is important in those markets where the remaining lives of our landfills are relatively short. We may choose to forego acquisitions and internal growth in these markets because increased volumes would further shorten the lives of these landfills. Any of these circumstances could adversely affect our results.

Extensive and evolving environmental laws and regulations may restrict our operations and growth and increase our costs.

Existing environmental laws and regulations have become more stringently enforced in recent years because of greater public interest in protecting the environment. In addition, our industry is subject to regular enactment of new or amended federal, state, and local statutes, regulations and ballot initiatives, as well as judicial decisions interpreting these requirements. These requirements impose substantial costs on us and may adversely affect our business. In addition, federal, state and local governments may change the rights they grant to, and the restrictions they impose on, solid waste services companies, and those changes could restrict our operations and growth.

Extensive regulations that govern the design, operation and closure of landfills may restrict our landfill operations or increase our costs of operating landfills.

Regulations that govern landfill operations include the regulations that establish minimum federal requirements adopted by the EPA in October 1991 under Subtitle D of the RCRA. If we fail to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close landfills temporarily or permanently. Future changes to these regulations may require us to modify, supplement or replace equipment or facilities at substantial costs. If regulatory agencies fail to enforce these regulations vigorously or consistently, our competitors whose facilities are not forced to comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us. Our financial obligations arising from any failure to comply with these regulations could harm our business and operating results.

Unusually adverse weather conditions may interfere with our operations, harming our operating results.

Our operations could be adversely affected, beyond the normal seasonal variations described above, by unusually long periods of inclement weather, which could interfere with collection and landfill operations, reduce the volume of waste generated by our customers, delay the development of landfill capacity, and increase the costs we incur in connection with the construction of landfills and other facilities. Periods of particularly harsh weather may force us to temporarily suspend some of our operations.

Fluctuations in prices for recycled commodities that we sell and rebates we offer to customers may cause our revenues and operating results to decline.

We provide recycling services to some of our customers. The sale prices of and demands for recyclable materials, particularly paper products, are frequently volatile and when they decline our revenues and operating results may decline. We offer rebates to certain customers based on the value realized from recycled commodities, which also may impact our operating results.

Future changes in laws regulating the flow of solid waste in interstate commerce could adversely affect our operating results.

The U.S. Supreme Court has held that states may not regulate the flow of solid waste in interstate commerce if the effect would be to discriminate between interstate and intrastate commerce. If legislation is enacted that overturns or modifies this decision, and if one or more of the states in which we dispose of interstate waste takes action that would prohibit or increase the costs of our continued disposal of interstate waste, our operating results could be adversely affected.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

As of December 31, 2006, we owned 114 collection operations, 26 transfer stations, 21 municipal solid waste landfills, 3 construction and demolition landfills, 26 recycling operations, and 6 intermodal operations and operated, but did not own, an additional 11 transfer stations and 11 municipal solid waste landfills. We lease certain of the sites on which these facilities are located. We also own one construction and demolition landfill site which was permitted for operation, but not constructed, as of December 31, 2006. We lease various office facilities, including our corporate offices in Folsom, California, where we lease approximately 31,000 square feet of space. We own various equipment, including waste collection and transportation vehicles, related support vehicles, doublestack rail cars, carts, containers, chassis, and heavy equipment used in landfill and intermodal operations. We believe that our existing facilities and equipment are generally adequate for our current operations. However, we expect to make additional investments in property and equipment for expansion and replacement of assets in connection with future acquisitions.

## ITEM 3. LEGAL PROCEEDINGS

Our subsidiary, High Desert Solid Waste Facility, Inc. (formerly known as Rhino Solid Waste, Inc.), owns undeveloped property in Chaparral, New Mexico, for which it sought a permit to operate a municipal solid waste landfill. After a public hearing, the New Mexico Environment Department approved the permit for the facility on January 30, 2002. Colonias Development Council, or CDC, a nonprofit organization, opposed the permit at the public hearing and appealed the Department's decision to the courts of New Mexico, primarily on the grounds that the Department failed to consider the social impact of the landfill on the community of Chaparral, and failed to consider regional planning issues. On July 18, 2005, in *Colonias Dev. Council v. Rhino Envtl. Servs., Inc. (In re Rhino Envtl. Servs.), 2005 NMSC 24, 117 P.3d 939*, the New Mexico Supreme Court remanded the matter back to the Department to conduct a limited public hearing on certain evidence that CDC claims was wrongfully excluded from consideration by the hearing officer, and to allow the Department to reconsider the evidence already proffered concerning the impact of the landfill on the surrounding community's quality of life. The hearing is scheduled for April 2007, though we are seeking an extension. At December 31, 2006, we had $8.5 million of capitalized expenditures related to this landfill development project. If we are not ultimately issued a permit to operate the landfill, we will be required to expense in a future period the $8.5 million of capitalized expenditures, less the recoverable value of the undeveloped property and other amounts recovered, which would likely have a material adverse effect on our reported income for that period.

We opened a municipal solid waste landfill in Harper County, Kansas in January 2006, following the issuance by the Kansas Department of Health and Environment, or KDHE, of a final permit to operate the landfill. This landfill has been opposed by a citizens' group calling itself "Tri-County Concerned Citizens" and others. On October 3, 2005, landfill opponents filed a suit *(Board* *of Commissioners of Sumner County, Kansas, Tri-County Concerned Citizens and Dalton Holland v. Roderick Bremby, Secretary of the Kansas Department of Health and Environment, et al.)* in the District Court of Shawnee County, Kansas (Case No. 05-C-1264), seeking a judicial review of the order, alleging that a site analysis prepared for us and submitted to the KDHE as part of the process leading to the issuance of the permit was deficient in several respects. The action sought to stay the effectiveness of the permit and to nullify it. We intervened in this case. On April 7, 2006, the District Court issued an order denying the plaintiffs' request for judicial review on the grounds that they lack standing to bring the action. The plaintiffs have appealed this decision to the Kansas Court of Appeals. While we believe that we will prevail in this case, a final adverse determination with respect to the permit would likely have a material adverse effect on our reported income in the future.

Resourceful Environmental Services, Inc., or RES, filed a complaint alleging that Waste Connections, Inc. and Waste Connections of Mississippi, LLC misrepresented their intention concerning the potential purchase of RES (*Resourceful Environmental Services, Inc. v. Waste Connections, et al.*, filed on December 31, 2002 in the Circuit Court of Tippah County, Mississippi, Case No. T-02-308). We considered acquiring RES in 2002 but ultimately decided not to. RES's complaint alleges misrepresentation and conspiracy based on alleged oral assurances that the acquisition would go forward. A trial is scheduled for June 4, 2007. Plaintiff is seeking compensatory damages of $400,000, and punitive damages of $50 million. We believe that this case is without merit. We have not established a reserve for this case, and we have no insurance coverage in the event of recovery by the plaintiff. An adverse determination in this case, coupled with a significant damage award to the plaintiff, could have an adverse effect on our reported income in the period incurred.

On August 24, 2006, a purported shareholder derivative complaint was filed in the Superior Court of California, County of Sacramento, naming certain of our current and former directors and officers as defendants, and naming us as a nominal defendant. The plaintiff in this suit purported to be one of our stockholders who sought to bring claims on behalf of the company against the defendants. The suit, captioned *Banister v. Mittelstaedt, et al.*, alleged breach of fiduciary duty and related claims based on alleged wrongdoing in connection with the timing of certain stock option grants. The complaint sought to recover unspecified damages and other relief on behalf of ourselves, as well as payment of costs and attorneys fees. On October 25, 2006, a second purported shareholder derivative complaint was filed, naming us as a nominal defendant. The suit, captioned *Travis v. Mittelstaedt, et al.* and filed in the United States District Court for the Eastern District of California, alleges violations of various federal and California securities laws, breach of fiduciary duty, and related claims in connection with the timing of certain stock option grants. On October 30, 2006, we were served with a third purported shareholder derivative complaint, naming us as a nominal defendant. The suit, captioned *Nichols v. Mittelstaedt et al.* and filed in the Superior Court of California, County of Sacramento, contains allegations substantially similar to the earlier suits. On October 30, 2006, a fourth purported shareholder derivative suit, captioned *Pierce v. Mittelstaedt et al.*, was filed in the Superior Court of California, County of Sacramento. This suit contained allegations substantially similar to the earlier suits. We are informed that the plaintiffs in the *Banister* and *Pierce* cases are in the process of voluntarily dismissing their state court suits. On January 30, 2007, these same plaintiffs filed a purported derivative action in the same federal court as the *Travis* case. This case is captioned *Pierce and Banister v. Mittelstaedt et al.*, and is substantively identical to the *Travis* case but also alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. As is typical in this type of litigation, additional suits containing substantially similar allegations may be filed in the future. We have completed a review of our historical stock option granting practices, including all option grants since our initial public offering in May 1998, and reported the results of the review to the Audit Committee of our Board of Directors. The review identified a small number of immaterial exceptions to non-cash compensation expense attributable to administrative and clerical errors. These exceptions are not material to our current and historical financial statements, and the Audit Committee concluded that no further action was necessary. As with any litigation proceeding, we cannot predict with certainty the eventual outcome of this pending litigation.

In the normal course of our business and as a result of the extensive governmental regulation of the solid waste industry, we are subject to various other judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on us or to revoke or deny renewal of an operating permit held by us. From time to time, we may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of landfills and transfer stations, or alleging environmental damage or violations of the permits and licenses pursuant to which we operate.

In addition, we are a party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business. Except as noted in the legal cases described above, as of December 31, 2006, there is no current proceeding or litigation involving us that we believe will have a material adverse impact on our business, financial condition, results of operations or cash flows.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of 2006.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the symbol "WCN." The following table sets forth, for the periods indicated, the high and low prices per share of our common stock, as reported on the New York Stock Exchange.

| | HIGH | LOW |
|---|---|---|
| **2005** | | |
| First Quarter | $ 35.39 | $ 30.50 |
| Second Quarter | 38.35 | 32.86 |
| Third Quarter | 38.15 | 33.33 |
| Fourth Quarter | 35.69 | 31.50 |
| **2006** | | |
| First Quarter | $ 40.00 | $ 33.74 |
| Second Quarter | 40.64 | 35.25 |
| Third Quarter | 39.00 | 34.55 |
| Fourth Quarter | 42.00 | 37.51 |
| **2007** | | |
| First Quarter (through January 31, 2007) | $ 44.19 | $ 40.77 |

As of January 31, 2007, there were 76 record holders of our common stock.

We have never paid cash dividends on our common stock and do not currently anticipate paying any cash dividends on our common stock. We currently intend to retain all earnings to fund the operation and expansion of our business. In addition, our existing credit facility limits the amount of cash dividends we can pay.

## ITEM 6. SELECTED FINANCIAL DATA

This table sets forth selected financial data of Waste Connections for the periods indicated. This data should be read in conjunction with and is qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this Annual Report on Form 10-K and our audited consolidated financial statements, including the notes thereto and our independent registered public accounting firms' reports thereon and the other financial information included in Item 8 of this Form 10-K. The selected data in this section are not intended to replace the consolidated financial statements included in this report.

| | YEARS ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2003 | 2004 [a] | 2005 [a] | 2006 [a] |
| | *(in thousands, except share and per share data)* | | | | |
| **STATEMENT OF OPERATIONS DATA:** | | | | | |
| Revenues | $ 477,848 | $ 541,797 | $ 624,544 | $ 721,899 | $ 824,354 |
| Operating expenses: | | | | | |
| Cost of operations | 266,424 | 299,901 | 354,901 | 416,883 | 492,766 |
| Selling, general and administrative | 45,046 | 51,244 | 61,223 | 72,395 | 84,541 |
| Depreciation and amortization | 37,125 | 45,071 | 54,630 | 64,788 | 74,865 |
| Loss (gain) on disposal of assets | 290 | 186 | 2,120 | (216) | 796 |
| Income from operations | 128,963 | 145,395 | 151,670 | 168,049 | 171,386 |
| Interest expense | (31,372) | (31,666) | (21,724) | (23,489) | (28,970) |
| Other income (expense), net | (524) | 160 | (2,817) | 450 | (3,759) |
| Income before income tax provision and minority interests | 97,067 | 113,889 | 127,129 | 145,010 | 138,657 |
| Minority interests | (9,367) | (10,549) | (11,520) | (12,422) | (12,905) |
| Income from continuing operations before income taxes | 87,700 | 103,340 | 115,609 | 132,588 | 125,752 |
| Income tax provision | (32,784) | (37,527) | (42,251) | (48,066) | (48,329) |
| Income from continuing operations | 54,916 | 65,813 | 73,358 | 84,522 | 77,423 |
| Income (loss) on discontinued operations, net of tax | 550 | (499) | (1,087) | (579) | - |
| Cumulative effect of change in accounting principle, net of tax expense of $166 | - | 282 | - | - | - |
| Net income | $ 55,466 | $ 65,596 | $ 72,271 | $ 83,943 | $ 77,423 |
| Basic earnings per common share: | | | | | |
| Income from continuing operations | $ 1.32 | $ 1.55 | $ 1.57 | $ 1.81 | $ 1.70 |
| Discontinued operations | 0.01 | (0.01) | (0.02) | (0.01) | - |
| Cumulative effect of change in accounting principle | - | - | - | - | - |
| Net income per common share | $ 1.33 | $ 1.54 | $ 1.55 | $ 1.80 | $ 1.70 |
| Diluted earnings per common share: | | | | | |
| Income from continuing operations | $ 1.25 | $ 1.45 | $ 1.52 | $ 1.75 | $ 1.65 |
| Discontinued operations | 0.01 | (0.01) | (0.02) | (0.01) | - |
| Cumulative effect of change in accounting principle | - | 0.01 | - | - | - |
| Net income per common share | $ 1.26 | $ 1.45 | $ 1.50 | $ 1.74 | $ 1.65 |
| Shares used in calculating basic income per share [b] | 41,625,963 | 42,490,944 | 46,581,441 | 46,700,649 | 45,424,084 |
| Shares used in calculating diluted income per share [b] | 48,488,436 | 49,307,478 | 49,470,217 | 48,211,301 | 46,939,115 |

| | YEARS ENDED DECEMBER 31, | | | | |
|---|---|---|---|---|---|
| | 2002 | 2003 | 2004 [a] | 2005 [a] | 2006 [a] |
| | *(in thousands, except share and per share data)* | | | | |
| **BALANCE SHEET DATA:** | | | | | |
| Cash and equivalents | $ 4,067 | $ 5,276 | $ 3,610 | $ 7,514 | $ 34,949 |
| Working capital (deficit) | (23,048) | (15,060) | (12,824) | (25,625) | 10,368 |
| Property and equipment, net | 578,040 | 613,225 | 640,730 | 700,508 | 736,428 |
| Total assets | 1,261,882 | 1,395,952 | 1,491,483 | 1,676,307 | 1,773,891 |
| Long-term debt | 578,481 | 601,891 | 489,343 | 586,104 | 637,308 |
| Total stockholders' equity | 451,712 | 537,494 | 707,522 | 718,200 | 736,482 |

(a) For more information regarding this financial data, see the Management's Discussion and Analysis of Financial Condition and Results of Operations section included in this report. For disclosures associated with the impact of the adoption of new accounting pronouncements and the comparability of this information, see Note 1 of the consolidated financial statements.

(b) Shares have been adjusted to reflect our three-for-two stock split, paid as a 50% stock dividend, effective as of June 24, 2004.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the "Selected Financial Data," our Consolidated Financial Statements and the notes thereto included elsewhere in this report.

### Industry Overview

The solid waste industry is a local and highly competitive business, requiring substantial labor and capital resources. The participants compete for collection accounts primarily on the basis of price and, to a lesser extent, the quality of service, and compete for landfill business on the basis of tipping fees, geographic location and quality of operations. The solid waste industry has been consolidating and continues to consolidate as a result of a number of factors, including the increasing costs and complexity associated with waste management operations and regulatory compliance. Many small independent operators and municipalities lack the capital resources, management, operating skills and technical expertise necessary to operate effectively in such an environment. The consolidation trend has caused solid waste companies to operate larger landfills that have complementary collection routes that can use company-owned disposal capacity. Controlling the point of transfer from haulers to landfills has become increasingly important as landfills continue to close and disposal capacity moves further from collection markets.

Generally, the most profitable industry operators are those companies that are vertically integrated or enter into long-term collection contracts. A vertically integrated operator will benefit from: (1) the internalization of waste, which is bringing waste to a company-owned landfill; (2) the ability to charge third-party haulers tipping fees either at landfills or at transfer stations; and (3) the efficiencies gained by being able to aggregate and process waste at a transfer station prior to landfilling.

### Executive Overview

We are an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets in the Western and Southern U.S. We also provide intermodal services for the rail haul movement of cargo containers in the Pacific Northwest through a network of six intermodal facilities. We seek to avoid highly competitive, large urban markets and instead target markets where we can provide either solid waste services under exclusive arrangements, or markets where we can be integrated and attain high market share. In markets where waste collection services are provided under exclusive arrangements, or where waste disposal is municipally funded or available at multiple municipal sources, we believe that controlling the waste stream by providing collection services under exclusive arrangements is often more important to our growth and profitability than owning or operating landfills.

Operating Results

Our results in 2006 demonstrated the continuing strengths of our disciplined growth strategy while reflecting a transition to the current higher cost environment for fuel and related items. Revenue in 2006 grew 14.2% as internal growth for operations owned at least twelve months averaged approximately 7.6% during the year, and acquisitions contributed an additional 6.6% growth in revenue. We commenced broad-based pricing initiatives in our competitive markets and implemented surcharges where contractual or market dynamics permitted in order to offset or recover significant cost increases, primarily in fuel and related items.

Strong execution by our local area management resulted in record pricing growth of 5.1% and strong volume growth of 2.8% for the year. We anticipate that internal growth will increase in 2007 over 2006. Pricing growth is expected to remain strong due to both the need to overcome sustained cost pressures in competitive markets and from higher price increases in our exclusive markets reflective of the cost increases incurred in 2006. Volume growth also is expected to remain strong due to anticipated continued strength in the economy and the commencement of two new long-term contracts during the first quarter of 2007. A combination of higher internal growth and growth from acquisitions closed subsequent to January 1, 2006, is expected to result in year-over-year revenue growth in excess of 10% in 2007.

Many of our operational and financial successes in 2006 offset rising expenses as we transitioned to the current higher cost environment for fuel and related items. In 2005, we benefited from a fixed-price fuel supply contract which we entered into in late 2003 that locked-in diesel prices on approximately 13 million gallons purchased during 2005. We estimate that this contract saved us approximately $14.3 million on a pre-tax basis compared to market prices paid during the period. The expiration of this contract at the end of 2005 resulted in a significant increase in the cost of fuel in 2006. Fuel expense as a percentage of revenue increased from 4% in 2005 to 6% in 2006. In addition, insurance costs as a percentage of revenue increased by 0.5% due to an increase in estimated costs per claim and additional development costs for prior year claims. Primarily as a result of higher fuel and insurance costs, our operating income margin declined in 2006. We anticipate our operating income margin will increase in 2007, excluding the impact of any acquisitions closed in 2007, now that our prior period results reflect the current cost environment.

Free Cash Flow

Free cash flow, a non-GAAP financial measure (refer to page 39 of this report for a definition and reconciliation of free cash flow), remained relatively flat in 2006 on a dollar basis. Free cash flow declined as a percentage of revenue to 11.8% in 2006, from 13.5% in 2005, which was relatively consistent with the decline in our operating income margin. Looking at 2007, we expect free cash flow to remain consistent on a dollar basis with 2006, despite expected increases in revenue and operating income margin, due to significant capital expenditures in the first quarter of 2007 associated with the commencement of a new long-term contract in California.

Capital Deployment

We believe our strong financial profile and operating performance provide us the flexibility to fund our growth strategy and repurchase stock while remaining within our targeted debt ratios. During 2006, we deployed approximately $235.3 million of capital as follows: $96.5 million for capital expenditures; $38.6 million for acquisitions; and $100.2 million for common stock repurchases.

We maintain targeted total debt ratios between 2.5x and 3.0x EBITDA as defined in the terms of our credit facility. As a result of the significant changes in our capital structure, our Board of Directors in May 2004 authorized a $200 million common stock repurchase program in an effort to rebalance our capital structure. Our Board of Directors subsequently authorized a $100 million increase to the repurchase program in July 2005 and an additional $200 million increase in October 2006. Depending on acquisition activity, we expect to repurchase approximately $100 million of additional stock under the program in 2007, representing approximately 5% of outstanding shares based on the number of shares outstanding and our stock price as of January 31, 2007.

**Critical Accounting Estimates and Assumptions**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements. As described by the Securities and Exchange Commission, critical accounting estimates and assumptions are those that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on the financial condition or operating performance of the company. Based on this definition, we believe the following are our critical accounting estimates.

Insurance liabilities. We maintain insurance policies for automobile, general, employer's, environmental and directors and officers' liability as well as for employee group health insurance, property insurance and workers' compensation. Our insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by our management with assistance from our third-party actuary and third-party claims administrator. The insurance accruals are influenced by our past claims experience factors, which have a limited history, and by published industry development factors. If we experience insurance claims or costs above or below our historically evaluated levels, our estimates could be materially affected. The frequency and amount of claims or incidents could vary significantly over time, which could materially affect our self-insurance liabilities. Additionally, the actual costs to settle the self-insurance liabilities could materially differ from the original estimates and cause us to incur additional costs in future periods associated with prior year claims.

Income taxes. We use the liability method to account for income taxes. Accordingly, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. If our judgment and estimates concerning assumptions made in calculating our expected future income tax rates are incorrect, our deferred tax assets and liabilities would change. Based on our net deferred tax liability balance at December 31, 2006, each 0.1 percentage point change to our expected future income tax rate would change our net deferred tax liability balance and income tax expense by approximately $0.5 million.

Accounting for landfills. We recognize landfill depletion expense as airspace of a landfill is consumed. Our landfill depletion rates are based on the remaining disposal capacity at our landfills, considering both permitted and expansion airspace. Landfill final capping, closure and post-closure liabilities are calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure and discounting the inflated total to its present value using a credit-adjusted risk-free rate. The resulting final capping, closure and post-closure obligation is recorded on the balance sheet as an addition to site costs and amortized as depletion expense as the landfill's total airspace is consumed. The accounting methods discussed below require us to make certain estimates and assumptions. Changes to these estimates and assumptions could have a material effect on our financial condition and results of operations. Any changes to our estimates are applied prospectively.

Landfill development costs. Landfill development costs include the costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells and leachate collection systems. We estimate the total costs associated with developing each landfill site to its final capacity. Total landfill costs include the development costs associated with expansion airspace. Expansion airspace is described below. Landfill development costs depend on future events and thus actual costs could vary significantly from our estimates. Material differences between estimated and actual development costs may affect our cash flows by increasing our capital expenditures and thus affect our results of operations by increasing our landfill depletion expense.

Final capping, closure and post-closure obligations. We accrue for estimated final capping, closure and post-closure maintenance obligations at the landfills we own, and the landfills that we operate, but do not own, under life-of-site agreements. We could have additional material financial obligations relating to final capping, closure and post-closure costs at other disposal facilities that we currently own or operate or that we may own or operate in the future. In 2006, we calculated the net present value of our final capping, closure and post closure commitments assuming a 2.5% inflation rate and a 7.5% discount rate. The resulting final capping, closure and post-closure obligation is recorded on the balance sheet as an addition to site costs and amortized as depletion expense as the landfill's total airspace is consumed. Significant reductions in our estimates of the remaining lives of our landfills or significant increases in our estimates of the landfill final capping, closure and post-closure maintenance costs could have a material adverse effect on our financial condition and results of operations. Additionally, changes in regulatory or legislative requirements could increase our costs related to our landfills, resulting in a material adverse effect on our financial condition and results of operations.

We own two landfills for which the prior owners are obligated to reimburse us for certain costs we incur for final capping, closure and post-closure activities on the portion of the landfill utilized by the prior owners. We accrue the prior owner's portion of the final capping, closure and post-closure obligation within the balance sheet classification of other long-term liabilities, and a corresponding receivable from the prior owner in long-term other assets.

Disposal capacity. Our internal and third-party engineers perform surveys at least annually to estimate the remaining disposal capacity at our landfills. Our landfill depletion rates are based on the remaining disposal capacity, considering both permitted and expansion airspace, at the landfills that we own and at the landfills that we operate, but do not own, under life-of-site agreements. Our landfill depletion rates are based on the term of the operating agreement at our operated landfills that have capitalized expenditures. Expansion airspace consists of additional disposal capacity being pursued through means of expansion but is not actually permitted. Expansion airspace that meets certain internal criteria is included in our estimate of total landfill airspace. The internal criteria we use to determine when expansion airspace may be included as disposal capacity are as follows:

(1) the land where the expansion is being sought is contiguous to the current disposal site, and we either own the expansion property or it is under an option, purchase, operating or other similar agreement;
(2) total development costs, final capping costs, and closure/post-closure costs have been determined;
(3) internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
(4) internal personnel or external consultants are actively working to obtain the necessary approvals to obtain the landfill expansion permit; and
(5) we consider it probable that we will achieve the expansion (for a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business, or political restrictions or similar issues existing that could impair the success of the expansion).

We may be unsuccessful in obtaining permits for expansion disposal capacity at our landfills. In such case, we will charge the previously capitalized development costs to expense. This will adversely affect our operating results and cash flows and could result in greater landfill depletion expense being recognized on a prospective basis.

We periodically evaluate our landfill sites for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of our landfills. Future events could cause us to conclude that impairment indicators exist and that our landfill carrying costs are impaired. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

Impairment of intangible assets. We periodically evaluate acquired assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions, anticipated cash flows and operational performance of our acquired assets. Future events could cause us to conclude that impairment indicators exist and that goodwill or other intangibles associated with our acquired businesses are impaired. Any resulting impairment loss could reduce our net worth and have a material adverse effect on our financial condition and results of operations. Additionally, our credit agreement contains a covenant requiring us to maintain a minimum net worth. A substantial reduction in net worth could limit the amount that we can borrow under our credit agreement and any failure to comply with the agreement could result in an event of default under the credit agreement. As of December 31, 2006, goodwill and intangible assets represented 47.2% of our total assets.

Allocation of acquisition purchase price. We allocate acquisition purchase prices to identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill.

From time to time, we consummate acquisitions in which we exchange operations we own for operations owned by another solid waste company. These exchange transactions require us to estimate the fair market value of either the operations we receive or the operations we dispose of, whichever is more clearly evident. To the extent that the fair market value of the operations we dispose of differs from the fair market value of the operations we obtain, cash is either paid or received to offset the difference in fair market values. One method we use to estimate the fair value of solid waste companies is based on a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA"). We determine the appropriate EBITDA multiple to be used in the valuation of exchange transactions based on factors such as the size of the transaction, the type and location of markets serviced, the existence of long-term contracts and the EBITDA multiples we have paid in other similar cash-based transactions. In 2004, we completed an exchange transaction in which we acquired operations of another solid waste company in Tennessee and Mississippi for our operations in Georgia. Based on the EBITDA multiple used to value the operations we disposed of, the pre-tax gain on the disposal was less than $0.1 million. A 10% change in the EBITDA multiple used to value the operations we disposed of would have resulted in a pre-tax change of approximately $2.0 million.

Stock-based compensation. Effective January 2006, we adopted the provisions of SFAS 123(R) for our share-based compensation plans. We previously accounted for these plans under the recognition and measurement principles of APB 25 and related interpretations and disclosure requirements established by SFAS 123, *Accounting for Stock-Based Compensation.* We adopted SFAS 123(R) using the modified prospective method. Under this method, all share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period. Prior periods are not restated.

Consistent with prior years, we use the Black-Scholes option pricing model which requires extensive use of accounting judgment and financial estimation, including estimates of the expected term option holders will retain their vested stock options before exercising them, the estimated volatility of our common stock price over the expected term, and the number of options that will be forfeited prior to the completion of their vesting requirements. Application of alternative assumptions could produce significantly different estimates of the fair value of stock-based compensation and, consequently, the related amounts recognized for the year ended December 31, 2006 in the Consolidated Statements of Income within this report.

Stock-based compensation expense recognized during the year ended December 31, 2006, totaled approximately $3.5 million ($2.2 million net of taxes) and consisted of stock option, restricted stock unit and restricted stock expense. This expense was included in "Selling, general and administrative" expenses in the Consolidated Statements of Income within this Form 10-K. During the fourth quarter of 2005, we accelerated the vesting of all unvested stock options. As a result, stock-based compensation in periods subsequent to the acceleration was significantly reduced. A contra-equity balance of $2.2 million in "Deferred stock compensation" on the Consolidated Balance Sheet was reversed as a change in accounting policy upon the adoption of SFAS 123(R) to "Additional paid-in capital" as of January 1, 2006. The excess tax benefits associated with equity-based compensation were approximately $7.7 million during the year ended December 31, 2006.

**General**

Our solid waste revenues consist mainly of fees we charge customers for collection, transfer, disposal and recycling services. Our collection business also generates revenues from the sale of recyclable commodities, which have significant variability. A large part of our collection revenues comes from providing residential, commercial and industrial services. We frequently perform these services under service agreements, municipal contracts or franchise agreements with governmental entities. Our existing franchise agreements and all of our existing municipal contracts give us the exclusive right to provide specified waste services in the specified territory during the contract term. These exclusive arrangements are awarded, at least initially, on a competitive bid basis and subsequently on a bid or negotiated basis. We also provide residential collection services on a subscription basis with individual households.

Approximately 50% of our revenues for the year ended December 31, 2006, were derived from market areas where we are the exclusive service provider in a specified market. Contracts with counties and municipalities and G Certificates provide relatively consistent cash flow during the terms of the contracts. No single contract or customer accounted for more than 5% of our revenues for the years ended December 31, 2004, 2005 or 2006.

We charge transfer station and landfill customers a tipping fee on a per ton and/or per yard basis for disposing their solid waste at the transfer stations and landfill facilities. Many of our transfer station and landfill customers have entered into one to ten year disposal contracts with us, most of which provide for annual indexed price increases.

We typically determine the prices of our solid waste services by the collection frequency and level of service, route density, volume, weight and type of waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing, and prices charged by competitors for similar services. The terms of our contracts sometimes limit our ability to pass on price increases. Long-term solid waste collection contracts often contain a formula, generally based on a published price index, that automatically adjusts fees to cover increases in some, but not all, operating costs, or that limit increases to less than 100% of the increase in the applicable price index.

Our revenues from intermodal services consist mainly of fees we charge customers for the movement of cargo containers between our intermodal facilities. We also generate revenue from the storage, maintenance and repair of cargo containers, and the sale or lease of containers and chassis.

The table below shows for the periods indicated our total reported revenues attributable to services provided in thousands and as percentages of revenues.

| | Years Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2004 | | | 2005 | | | 2006 | | |
| Collection | $ | 467,310 | 65.4% | $ | 517,536 | 62.9% | $ | 602,762 | 64.2% |
| Disposal and transfer | | 208,429 | 29.1 | | 227,715 | 27.7 | | 259,190 | 27.6 |
| Recycling and other | | 39,230 | 5.5 | | 77,594 | 9.4 | | 77,202 | 8.2 |
| | $ | 714,969 | 100.0% | $ | 822,845 | 100.0% | $ | 939,154 | 100.0% |
| Intercompany elimination | $ | 90,425 | | $ | 100,946 | | $ | 114,800 | |

Cost of operations includes labor and benefits, tipping fees paid to third-party disposal facilities, vehicle and equipment maintenance, workers' compensation, vehicle and equipment insurance, insurance and employee group health claims expense, third-party transportation expense, fuel, the cost of materials we purchase for recycling, district and state taxes and host community fees and royalties. Our significant costs of operations in 2006 were labor, third-party disposal and transportation, cost of vehicle and equipment maintenance, taxes and fees, insurance and fuel. We use a number of programs to reduce overall cost of operations, including increasing the use of automated routes to reduce labor and workers' compensation exposure, utilizing comprehensive maintenance and health and safety programs, and increasing the use of transfer stations to further enhance internalization rates. We carry high-deductible insurance for automobile liability, property, general liability, workers' compensation, employer's liability and employer group health claims. If we experience insurance claims or costs above or below our historically evaluated levels, our estimates could be materially affected.

Selling, general and administrative, or SG&A, expenses include management, sales force, clerical and administrative employee compensation and benefits, legal, accounting and other professional services, bad debt expense and rent expense for our corporate headquarters.

Depreciation expense includes depreciation of equipment and fixed assets over their estimated useful lives using the straight-line method. Depletion expense includes depletion of landfill site costs and total future development costs as remaining airspace of the landfill is consumed. Remaining airspace at our landfills includes both permitted and expansion airspace. Amortization expense includes the amortization of definite-lived intangible assets, consisting primarily of long-term franchise agreements and contracts and non-competition agreements, over their estimated useful lives using the straight-line method. Goodwill and indefinite-lived intangible assets, consisting primarily of certain perpetual rights to provide solid waste collection and transportation services in specified territories, are not amortized.

We capitalize some third-party expenditures related to pending acquisitions or development projects, such as legal, engineering and interest expenses. We expense indirect acquisition costs, such as executive and corporate overhead, public relations and other corporate services, as we incur them. We charge against net income any unamortized capitalized expenditures and advances (net of any portion that we believe we may recover, through sale or otherwise) that may become impaired, such as those that relate to any operation that is permanently shut down and any pending acquisition or landfill development project that we believe will not be completed. We routinely evaluate all capitalized costs, and expense those related to projects that we believe are not likely to succeed. During the year ended December 31, 2006, we capitalized $0.7 million of interest related to landfill and facility development projects. At December 31, 2006, we had $0.2 million in capitalized expenditures relating to pending acquisitions.

At December 31, 2006, we had $8.5 million in capitalized expenditures for a landfill project in Chaparral, New Mexico, with respect to which we had obtained a permit to operate the landfill; on July 18, 2005, the Supreme Court of New Mexico ordered the New Mexico Environment Department to conduct an additional limited hearing to consider evidence that landfill opponents claim was wrongfully excluded. The hearing is scheduled for April 2007, though we are seeking an extension. If we are not ultimately issued a permit to operate the landfill, we will be required to expense in a future period the capitalized expenditures for this project, less the recoverable value of the applicable property and any other amounts recovered, which would likely have a material adverse effect on our financial position and results of operations for that period.

We periodically evaluate our intangible assets for potential impairment indicators. If any impairment indicators are present, a test of recoverability is performed by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If the carrying values are in excess of undiscounted expected future cash flows, impairment is measured by comparing the fair value of the asset to its carrying value. If the fair value of an asset is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. As of December 31, 2005 and 2006, there have been no adjustments to the carrying amounts of intangibles resulting from these evaluations. Additionally, we test goodwill and indefinite-lived intangible assets for impairment annually. As a result of performing the tests for potential impairment, we determined that no impairment existed as of December 31, 2005 and 2006 and therefore, there were no write-downs to goodwill or indefinite-lived intangible assets. At December 31, 2005 and 2006, goodwill and other intangible assets represented 48.4% and 47.2% of total assets, respectively.

## Results of Operations

The following table sets forth items in our consolidated statement of operations in thousands and as a percentage of revenues for the periods indicated:

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | As a % of 2004 Revenues | 2005 | As a % of 2005 Revenues | 2006 | As a % of 2006 Revenues |
| Revenues | $ 624,544 | 100.0% | $ 721,899 | 100.0% | $ 824,354 | 100.0% |
| Cost of operations | 354,901 | 56.8 | 416,883 | 57.7 | 492,766 | 59.8 |
| Selling, general and administrative | 61,223 | 9.8 | 72,395 | 10.0 | 84,541 | 10.2 |
| Depreciation and amortization | 54,630 | 8.8 | 64,788 | 9.0 | 74,865 | 9.1 |
| Loss (gain) on disposal of assets | 2,120 | 0.3 | (216) | - | 796 | 0.1 |
| Operating income | 151,670 | 24.3 | 168,049 | 23.3 | 171,386 | 20.8 |
| Interest expense, net | (21,724) | (3.5) | (23,489) | (3.3) | (28,970) | (3.5) |
| Other income (expense), net | (2,817) | (0.4) | 450 | - | (3,759) | (0.4) |
| Minority interests | (11,520) | (1.8) | (12,422) | (1.7) | (12,905) | (1.6) |
| Income tax provision | (42,251) | (6.8) | (48,066) | (6.7) | (48,329) | (5.9) |
| Loss on discontinued operations, net of tax | (1,087) | (0.2) | (579) | - | - | - |
| Net income | $ 72,271 | 11.6% | $ 83,943 | 11.6% | $ 77,423 | 9.4% |

Years Ended December 31, 2006 and 2005

Revenues. Total revenues increased $102.5 million, or 14.2%, to $824.4 million for the year ended December 31, 2006, from $721.9 million for the year ended December 31, 2005. Acquisitions closed during, or subsequent to, the year ended December 31, 2005, increased revenues by approximately $47.7 million. During the year ended December 31, 2006, increased prices charged to our customers and increased volume in our existing business resulted in net revenue increases of approximately $37.2 million and $20.0 million, respectively. Decreases in intermodal services due to lower cargo volume and lower recyclable commodity prices and volume during the year ended December 31, 2006, decreased revenues by $2.4 million.

Cost of Operations. Total cost of operations increased $75.9 million, or 18.2%, to $492.8 million for the year ended December 31, 2006, from $416.9 million for the year ended December 31, 2005. The increase was attributable to operating costs associated with acquisitions closed during, or subsequent to, the year ended December 31, 2005, higher fuel costs resulting from market price changes in fuel and the expiration of our fixed-price fuel supply contract in 2005, increased insurance expenses due to increases in both total claims and average settlement rates per claim, increased franchise and landfill taxes, increased labor expenses, increased operating expenses resulting from three new landfills opened during December 2005 and January 2006, and increased third party transportation costs and equipment maintenance costs associated with higher collection and disposal volumes.

Increases in total claims and our estimated average per claim cost for worker's compensation and automobile liability claims resulted in approximately $2.1 million of increased insurance expense during the year ended December 31, 2006, compared to the year ended December 31, 2005. Additionally, during the year ended December 31, 2006, we recorded additional development costs for existing insurance claims of approximately $4.4 million. These additional development costs were based on actuarially projected losses on open claims determined by our third party administrator's review and a third party actuarial review of our estimated insurance liability, both of which are updated on a quarterly basis, and reviewed by us.

In 2005, we benefited from a fixed-price fuel supply contract that we entered into in late 2003 that fixed diesel prices on approximately 13 million gallons purchased during the year. This amount represented about 75% of our fuel consumption in 2005. We estimate that this contract saved us approximately $14.3 million on a pre-tax basis compared to market prices paid during the year ended December 31, 2005.

Cost of operations as a percentage of revenues increased 2.1 percentage points to 59.8% for the year ended December 31, 2006, from 57.7% for the year ended December 31, 2005. The increase as a percentage of revenues was primarily attributable to increased fuel costs, increased insurance costs, increased franchise and landfill taxes, third party transportation costs, equipment maintenance costs, and acquisitions closed during, or subsequent to, the year ended December 31, 2005 having operating margins below our company average, partially offset by a decrease in disposal expenses resulting from increased internalization of collected waste volumes.

SG&A. SG&A expenses increased $12.1 million, or 16.8%, to $84.5 million for the year ended December 31, 2006, from $72.4 million for the year ended December 31, 2005. The increase in SG&A expenses during the year ended December 31, 2006 was primarily the result of additional personnel from acquisitions closed during, or subsequent to, the year ended December 31, 2005, increased payroll expense due to increased headcount to support our base operations and increased salaries and increased legal and other professional fees.

SG&A expenses as a percentage of revenues increased 0.2 percentage points to 10.2% for the year ended December 31, 2006, from 10.0% for the year ended December 31, 2005. The increase as a percentage of revenue was primarily attributable to increased equity compensation expense, cash compensation increases and higher legal and professional fees.

Depreciation and Amortization. Depreciation and amortization expense increased $10.1 million, or 15.6%, to $74.9 million for the year ended December 31, 2006, from $64.8 million for the year ended December 31, 2005. The increase was primarily attributable to depreciation and amortization associated with acquisitions closed during, or subsequent to, the year ended December 31, 2005, increased depletion expenses resulting from increases in disposal volumes at our landfills, and increased depreciation expense resulting from new facilities, fleet and equipment acquired subsequent to December 31, 2005, to support our base operations.

Depreciation and amortization expense as a percentage of revenues increased 0.1 percentage points to 9.1% for the year ended December 31, 2006, from 9.0% for the year ended December 31, 2005, due primarily to amortization expense associated with intangible assets acquired with acquisitions closed during, or subsequent to, the year ended December 31, 2005.

Operating Income. Operating income increased $3.4 million, or 2.0%, to $171.4 million for the year ended December 31, 2006, from $168.0 million for the year ended December 31, 2005. The increase was primarily attributable to increased revenues, offset by increased operating costs, increased insurance expenses resulting from increased costs per claim and higher projected losses on open claims, increased SG&A expenses to support the revenue growth and increased depreciation and amortization expenses.

Operating income as a percentage of revenues decreased 2.5 percentage points to 20.8% for the year ended December 31, 2006, from 23.3% for the year ended December 31, 2005. The decrease was due to the previously described percentage of revenue increases in cost of operations, including increased fuel costs and insurance expense, increased SG&A expense, and increased depreciation and amortization expenses.

Interest Expense. Interest expense increased $5.5 million, or 23.3%, to $29.0 million for the year ended December 31, 2006, from $23.5 million for the year ended December 31, 2005. The increase was attributable to higher average debt balances and increased interest rates on floating rate debt not fixed under our swap agreements, partially offset by interest income on increased cash balances and a $1.0 million reduction of interest expense on our $175 million Floating Rate Convertible Subordinated Notes due 2022, or the 2022 Notes, as a result of the timing of the conversion of certain of the 2022 Notes into common stock by the note holders after we called the notes for redemption. The 2022 Notes converted into common stock prior to redemption by us were not entitled to receive interest accrued after May 1, 2006. We paid approximately $175 million in cash and issued 961,175 shares of our common stock in connection with the conversion and redemption of the 2022 Notes.

Other Income (Expense). Other income (expense) changed to an expense total of $3.8 million for the year ended December 31, 2006, from an income total of $0.5 million for the year ended December 31, 2005. Other expense in the year ended December 31, 2006, primarily consists of $4.2 million of costs associated with the write-off of the unamortized debt issuance costs associated with our 2022 Notes.

Minority Interests. Minority interests increased $0.5 million, or 3.9%, to $12.9 million for the year ended December 31, 2006, from $12.4 million for the year ended December 31, 2005. The increase in minority interests was due to increased earnings by our majority-owned subsidiaries.

Income Tax Provision. Income taxes increased $0.2 million, or 0.5%, to $48.3 million for the year ended December 31, 2006, from $48.1 million for the year ended December 31, 2005. Our effective tax rates were 36.2% and 38.4% for the years ended December 31, 2005 and 2006, respectively. The increase in our effective tax rate for the year ended December 31, 2006, was primarily due to three factors: (i) an increase in our estimated effective current tax rate to 38.0% and our estimated deferred tax rate to 38.4% as a result of the geographical apportionment of our state taxes; (ii) the recognition of an initial deferred tax liability from the impact of implementing a newly enacted Texas margin tax; and (iii) the recognition for tax purposes of a cumulative interest recapture associated with a change in our tax accounting method related to the timing of recognizing landfill closure and post-closure expenses. The increase was partially offset by a reduction in tax expense resulting from a detailed reconciliation and adjustment of deferred tax liabilities associated with property and equipment and intangible assets as well as the reserves related to the tax positions for which the statute of limitations expired in 2006.

The tax rate increases, partially offset by the reduction in deferred tax liabilities resulting from the reconciliation and adjustment of deferred tax liabilities associated with property and equipment and intangible assets, resulted in a $1.5 million adjustment to our deferred tax account balances and a corresponding increase to income tax expense. Recording an initial deferred tax liability due to the Texas margin tax resulted in a $0.3 million adjustment to our deferred tax account balances and a corresponding increase to income tax expense. The recognition for tax purposes of a cumulative interest recapture associated with a change in our tax accounting method associated with the timing of recognizing landfill closure and post-closure expenses resulted in a permanent $0.8 million increase to income tax expense. The reserves related to the tax positions for which the statute of limitations expired in 2006 resulted in a $1.7 million decrease to income tax expense.

Loss on Discontinued Operations. In the second quarter of 2005, we disposed of a hauling operation in Utah and exited a landfill operating contract with a finite term in California. The amount recorded as loss on discontinued operations for the year ended December 31, 2005 of $0.6 million consists of the net earnings for these operations.

Net Income. Net income decreased $6.5 million, or 7.8%, to $77.4 million for the year ended December 31, 2006, from $83.9 million for the year ended December 31, 2005. The decrease was primarily attributable to decreased operating income, increased interest expense, increased minority interest expense and the write off of $4.2 million of unamortized debt issuance costs associated with our 2022 Notes.

Years Ended December 31, 2005 and 2004

Revenues. Total revenues for the year ended December 31, 2005, increased $97.4 million, or 15.6%, to $721.9 million from $624.5 million for the year ended December 31, 2004. Acquisitions closed subsequent to December 31, 2004, and the full-period inclusion of revenues from acquisitions closed during the year ended December 31, 2004, increased revenues approximately $68.4 million. Increased prices charged to our customers and volume changes in our existing business resulted in a net revenue increase of $28.6 million.

Cost of Operations. Total cost of operations for the year ended December 31, 2005, increased $62.0 million, or 17.5%, to $416.9 million from $354.9 million for the year ended December 31, 2004. The increase for the year ended December 31, 2005, was primarily attributable to operating costs associated with acquisitions closed in the second half of 2004 and subsequent to December 31, 2004, higher fuel costs, increased third party trucking costs associated with bringing waste to our owned or operated landfills, labor expenses and equipment maintenance costs associated with higher collection volumes, higher surety bond expenses associated with increased bonding requirements at our facilities, partially offset by an overall decrease in workers' compensation and auto liability expenses resulting from the unusual severity of prior year claims and increased incurred but not reported accruals in the prior year.

Cost of operations as a percentage of revenues for the year ended December 31, 2005, increased 0.9 percentage points to 57.7% from 56.8% for the year ended December 31, 2004. The increase as a percentage of revenues for the year ended December 31, 2005, was primarily attributable to companies acquired in the latter half of 2004 and subsequent to December 31, 2004, having operating margins below our company average, increased fuel costs and increased insurance costs, partially offset by a decrease in labor and disposal expenses associated with improved internalization and leveraging existing labor to service volume increases.

SG&A. SG&A expenses for the year ended December 31, 2005, increased $11.2 million, or 18.2%, to $72.4 million from $61.2 million for the year ended December 31, 2004. SG&A expenses as a percentage of revenues for the year ended December 31, 2005, increased 0.2 percentage points to 10.0% from 9.8% for the year ended December 31, 2004. Our SG&A expenses for the year ended December 31, 2005, increased in amount and as a percentage of revenues from the prior year due to additional personnel employed as a result of acquisitions that closed subsequent to December 31, 2004, and increased stock compensation expense primarily from the acceleration of all unvested stock options.

Depreciation and Amortization. Depreciation and amortization expense for the year ended December 31, 2005, increased $10.2 million, or 18.6%, to $64.8 million from $54.6 million for the year ended December 31, 2004. The increase was primarily attributable to depreciation and depletion associated with acquisitions closed in the latter half of 2004, and subsequent to December 31, 2004, increased depreciation expense resulting from new equipment acquired to support our base operations, increased amortization expense associated with intangible assets acquired in acquisitions closed in the latter half of 2004 and subsequent to December 31, 2004, and increased depletion expense resulting from higher volumes at our landfill operations.

Depreciation and amortization expense as a percentage of revenues for the year ended December 31, 2005, increased 0.2 percentage points to 9.0% from 8.8% for the year ended December 31, 2004. The increase in depreciation and amortization expense as a percentage of revenues was the result of depreciation expense associated with new equipment acquired subsequent to December 31, 2004, and the full-period inclusion of depreciation expense associated with new equipment acquired during the year ended December 31, 2004, which replaced older equipment with lower depreciation costs, and increased amortization expense associated with intangible assets acquired in acquisitions closed in the latter half of 2004 and subsequent to December 31, 2004.

Loss (Gain) on Disposal of Assets. Loss (gain) on disposal of assets changed to a gain total of $0.2 million for the year ended December 31, 2005, from a loss total of $2.1 million for the year ended December 31, 2004, primarily due to the loss realized on the sale of a corporate aircraft in 2004, which was not repeated in 2005.

Operating Income. Operating income increased $16.3 million, or 10.8%, to $168.0 million for the year ended December 31, 2005, from $151.7 million for the year ended December 31, 2004. The increase was primarily attributable to the growth in revenues and a decrease in losses on the sale of assets, partially offset by increased operating costs, recurring SG&A expenses to support the revenue growth, increases in stock compensation expense and increased depreciation and amortization expenses.

Operating income as a percentage of revenues for the year ended December 31, 2005, decreased 1.0 percentage points to 23.3% from 24.3% for the year ended December 31, 2004. The decrease in operating income as a percentage of revenue for the year ended December 31, 2005, was due to the aforementioned percentage of revenue increases in cost of operations, SG&A expenses and depreciation and amortization expenses, partially offset by decreased losses on the sale of assets.

Interest Expense. Interest expense for the year ended December 31, 2005, increased $1.8 million, or 8.1%, to $23.5 million from $21.7 million for the year ended December 31, 2004. The increase was attributable to increases in our total outstanding debt balances and higher interest rates on floating rate debt not fixed under our swap agreements. In 2004, our total outstanding debt balance decreased primarily due to the redemption of our $150 million aggregate principal amount, 5.5% Convertible Subordinated Notes due 2006, which resulted in the conversion of $123.6 million of the outstanding notes' principal into our common stock.

Other Income (Expense). Other income and expense increased to an income total of $0.5 million for the year ended December 31, 2005, from an expense total of $2.8 million for the year ended December 31, 2004. Other expense in the year ended December 31, 2004 primarily includes $1.5 million of early redemption premium payments, the write-off of a portion of the unamortized debt issuance costs associated with the redemption of our $150 million aggregate principal amount, 5.5% Convertible Subordinated Notes due 2006 and the write-off of $1.6 million of unamortized debt issuance costs associated with the redemption of our $200 million term loan prior to its maturity date.

Minority Interests. Minority interests increased $0.9 million, or 7.8%, to $12.4 million for the year ended December 31, 2005, from $11.5 million for the year ended December 31, 2004. The increase in minority interests was due to increased earnings by our majority-owned subsidiaries.

Income Tax Provision. Income taxes increased $5.8 million, or 13.8%, to $48.1 million for the year ended December 31, 2005, from $42.3 million for the year ended December 31, 2004. This increase was due to increased pre-tax earnings. Our effective tax rate for the year ended December 31, 2005, was 36.2%, a decrease from 36.7% for the year ended December 31, 2004. The decrease in our effective tax rate was due to the reversal of certain tax contingencies that expired in 2005. We analyze our tax contingency reserves quarterly and adjustments are made as events occur to warrant adjustments to the reserve.

Loss on Discontinued Operations. During the year ended December 31, 2004, we sold all of our operations in Georgia and one of our hauling operations in the state of Washington. In the second quarter of 2005, we disposed of a hauling operation in Utah and exited a landfill operating contract with a finite term in California. The amounts recorded as losses on discontinued operations for the years ended December 31, 2005 and 2004 of $0.6 million and $1.1 million, respectively, consist of the net earnings for these operations. The income tax expense allocated to discontinued operations for the year ended December 31, 2004, includes $0.2 million resulting from differences between the basis for tax and financial reporting of the net assets sold.

Net Income. Net income increased $11.6 million, or 16.2%, to $83.9 million for the year ended December 31, 2005, from $72.3 million for the year ended December 31, 2004. The increase was primarily attributable to increased operating income and other income, partially offset by increased interest expense, minority interests expense, and income tax expense.

## Liquidity and Capital Resources

Our business is capital intensive. Our capital requirements include acquisitions and fixed asset purchases. We expect that we will also make capital expenditures for landfill cell construction, landfill development, landfill closure activities and intermodal facility construction in the future. We plan to meet our capital needs through various financing sources, including internally generated funds, debt and equity financings.

As of December 31, 2006, we had working capital of $10.4 million, including cash and equivalents of $34.9 million. Our working capital increased to $10.4 million from a working capital deficit of $25.6 million at December 31, 2005. Our strategy in managing our working capital is generally to apply the cash generated from our operations that remains after satisfying our working capital and capital expenditure requirements to reduce our indebtedness under our credit facility and to minimize our cash balances. The increase to a positive working capital position from our working capital deficit for the prior year resulted primarily from having higher cash balances on hand at year end. The higher cash balances are a result of not paying down our LIBOR-based debt at December 31, 2006 due to our LIBOR-based debt having a balance equal to our LIBOR-based interest rate swaps.

In 2006, we received written approval from the Internal Revenue Service to exclude probable expansion airspace from our calculation of landfill final capping, closure and post-closure costs for tax purposes. As a result of this change, we recognized a current tax benefit of approximately $10.2 million, a majority of which was used to offset tax payment requirements during the year ended December 31, 2006.

For the year ended December 31, 2006, net cash provided by operating activities was $204.2 million, which included $9.7 million provided by working capital for the period. The primary components of the reconciliation of net income to net cash provided by operating activities for the year ended December 31, 2006, consist of non-cash expenses, including $74.9 million of depreciation and amortization, $12.9 million of minority interests expense, $6.2 million of debt issuance cost amortization, a $26.6 million increase in net deferred tax liabilities, and $3.5 million of stock compensation expense, less $7.7 million of excess tax benefit associated with equity-based compensation reclassified to cash flows from financing activities due to the adoption of SFAS 123(R).

For the year ended December 31, 2005, net cash provided by operating activities was $199.8 million, which included $27.2 million provided by working capital for the period. The primary components of the reconciliation of net income to net cash provided by operating activities for the year ended December 31, 2005, consist of non-cash expenses, including $65.0 million of depreciation and amortization, $12.4 million of minority interests expense, $2.0 million of debt issuance cost amortization, $7.3 million of tax benefit from stock option exercises, and $2.8 million of stock compensation expense, of which $1.6 million related to non-cash charges on the accelerated vesting of stock options.

For the year ended December 31, 2006, net cash used in investing activities was $134.6 million. Of this, $38.6 million was used to fund the cash portion of acquisitions and to pay a portion of acquisition costs that were included as a component of accrued liabilities at December 31, 2005. Cash used for capital expenditures was $96.5 million, which was primarily for investments in fixed assets, consisting of trucks, containers, other equipment and landfill development. Other cash outflows from investing activities include $1.4 million paid to increase the balance in restricted assets. Other cash inflows from investing activities include $2.2 million received from the disposal of assets.

For the year ended December 31, 2005, net cash used in investing activities was $173.3 million. Of this, $80.8 million was used to fund the cash portion of acquisitions and to pay a portion of acquisition costs that were included as a component of accrued liabilities at December 31, 2004. Cash used for capital expenditures was $97.5 million, which was primarily for investments in fixed assets, consisting of trucks, containers, other equipment and landfill development. Other cash inflows from investing activities include $5.3 million received from the disposal of assets and $0.7 million from restricted assets in 2005.

For the year ended December 31, 2006, net cash used in financing activities was $42.2 million, which included $44.9 million of net borrowings under our various debt arrangements for the funding of capital expenditures and acquisitions, $32.1 million of proceeds from stock option and warrant exercises, and $7.7 million of excess tax benefit associated with equity-based compensation, less $11.3 million of cash distributions to minority interests holders, an $8.9 million change in book overdraft, $6.6 million of debt issuance costs, and $100.2 million of repurchases of our common stock.

For the year ended December 31, 2005, net cash used in financing activities was $22.6 million, which included $72.9 million of net borrowings under our various debt arrangements for the funding of capital expenditures and acquisitions and $28.7 million of proceeds from stock option and warrant exercises, less $10.5 million of cash distributions to minority interests holders, and $113.9 million of repurchases of our common stock.

We made $96.5 million in capital expenditures during the year ended December 31, 2006. We expect to make capital expenditures of approximately $100 million in 2007 in connection with our existing business, and approximately $15 million associated with the commencement of a new long-term contract in California. We intend to fund our planned 2007 capital expenditures principally through existing cash, internally generated funds, and borrowings under our existing credit facility. In addition, we may make substantial additional capital expenditures in acquiring solid waste collection and disposal businesses. If we acquire additional landfill disposal facilities, we may also have to make significant expenditures to bring them into compliance with applicable regulatory requirements, obtain permits or expand our available disposal capacity. We cannot currently determine the amount of these expenditures because they will depend on the number, nature, condition and permitted status of any acquired landfill disposal facilities. We believe that our credit facility and the funds we expect to generate from operations will provide adequate cash to fund our working capital and other cash needs for the foreseeable future.

We have a $750 million senior revolving credit facility, or the credit facility, with a syndicate of banks for which Bank of America, N.A. acts as agent. As of December 31, 2004, $261.0 million was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $47.7 million. As of December 31, 2005, $367.0 million was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $55.7 million. The $106.0 million increase in outstanding borrowings under the credit facility in 2005 was primarily due to funding new acquisitions, capital expenditures and stock repurchases, partially offset by using cash generated from operations and the proceeds from stock option exercises to repay borrowings. As of December 31, 2006, $400.0 million was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $59.1 million. The $33.0 million increase in outstanding borrowings under the credit facility in 2006 was primarily due to the combined total of payments for acquisitions, payments for the repurchase of common stock and increased cash balances being in excess of free cash flow plus proceeds from stock option and warrant exercises.

The credit facility requires interest payments as outlined in the credit agreement and matures in January 2012. Under the credit facility, there is no maximum amount of standby letters of credit that can be issued; however, the issuance of standby letters of credit reduces the amount of total borrowings available. The credit facility requires us to pay a commitment fee ranging from 0.15% to 0.25% of the unused portion of the facility. We are able to increase the maximum borrowings under the credit facility to $1.0 billion, provided that no event of default, as defined in the credit agreement, has occurred, although no existing lender has any obligation to increase its commitment. The borrowings under the credit facility bear interest, at our option, at either the base rate plus the applicable base rate margin on base rate loans, or the Eurodollar rate plus the applicable Eurodollar margin on Eurodollar loans. The base rate for any day is a fluctuating rate per annum equal to the higher of: (a) the federal funds rate plus one half of one percent (0.5%); and (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate." The Eurodollar rate is determined by the administrative agent pursuant to a formula in the credit agreement governing the credit facility. The applicable margins under the credit facility vary depending on our leverage ratio, as defined in the credit agreement, and range from 0.75% to 1.375% for Eurodollar loans and 0.00% for base rate loans. Virtually all of our assets, including our interest in the equity securities of our subsidiaries, collateralize our obligations under the credit facility. The credit agreement governing the credit facility contains customary representations and warranties and places certain business, financial and operating restrictions on us relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, sale and leaseback transactions, and dividends, distributions and redemptions of capital stock. The credit facility requires that we maintain specified financial ratios and balances and obtain the lenders' approval of acquisitions in certain circumstances. As of December 31, 2005 and 2006, we were in compliance with all applicable covenants in the credit facility. We use the credit facility for acquisitions, capital expenditures, working capital, standby letters of credit and general corporate purposes.

On March 20, 2006, we completed our offering of $200 million aggregate principal amount of our 3.75% Convertible Senior Notes due 2026, or 2026 Notes, pursuant to a private placement. The terms and conditions of the 2026 Notes are set forth in the Indenture, dated as of March 20, 2006, between us and U.S. Bank National Association, as trustee. The 2026 Notes rank equally in right of payment to all of our other existing and future senior uncollateralized and unsubordinated indebtedness. The 2026 Notes rank senior in right of payment to all of our existing and future subordinated indebtedness and are subordinated in right of payment to our collateralized obligations to the extent of the assets collateralizing such obligations. The 2026 Notes bear interest at 3.75% per annum payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2006, until the maturity date of April 1, 2026.

The 2026 Notes are convertible into cash and, if applicable, shares of common stock based on an initial conversion rate of 19.6078 shares of common stock per $1,000 principal amount of 2026 Notes (which is equal to an initial conversion price of approximately $51.00 per share), subject to adjustment, and only under certain circumstances. Upon a surrender of the 2026 notes for conversion, we will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and our total conversion obligation. We will deliver shares of our common stock in respect of the remainder, if any, of our conversion obligation. The holders of the 2026 Notes who convert their notes in connection with a change in control (as defined in the Indenture) may be entitled to a make-whole premium in the form of an increase in the conversion rate.

Holders may surrender the 2026 Notes for conversion into cash and, if applicable, shares of our common stock at any time prior to the close of business on the maturity date, if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the quarter preceding the quarter in which the conversion occurs, is more than 130% of the conversion price per share of our common stock on that 30th day.

Beginning on April 1, 2010, we may redeem in cash all or part of the 2026 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, including additional interest, if any, and, if redeemed prior to April 1, 2011, an interest make-whole payment. The holders of the 2026 Notes have the ability to require us to repurchase all or a part of the 2026 Notes in cash on each of April 1, 2011, 2016 and 2021, and in the event of a change of control of Waste Connections, at a purchase price of 100% of the principal amount of the 2026 Notes plus any accrued and unpaid interest, including additional interest, if any. We are amortizing the $5.8 million debt issuance costs over a five-year term through the first put date, or April 1, 2011.

In April 2002, we sold $175 million of Floating Rate Convertible Subordinated Notes due 2022. In May and June 2006, we redeemed or converted all of the 2022 Notes. We paid approximately $175 million in cash and issued 961,175 shares of our common stock in connection with the conversion and redemption. We funded the conversion and redemption with borrowings under our credit facility. As a result of the redemption, we recorded a non-cash, pre-tax charge of $4.2 million ($2.6 million net of taxes) in other income (expense) for the write-off of unamortized debt issuance costs associated with the redemption of the 2022 Notes.

In April 2001, we sold $150 million of 5.5% Convertible Subordinated Notes due April 2006, or the 2006 Notes. In April 2004, we redeemed the 2006 Notes. Holders of the notes chose to convert a total of $123.6 million principal amount of the notes into 4,876,968 shares of our common stock at a price of approximately $25.35 per share, or approximately 39.443 shares per $1,000 principal amount of notes, plus cash in lieu of fractional shares. We redeemed the balance of $26.4 million principal amount of the notes with proceeds from our credit facility at a redemption price of $1,022 per $1,000 principal amount of the notes. All holders of the notes also received accrued interest of $27.50 per $1,000 principal amount of notes. As a result of the redemption, we recognized $1.5 million of pre-tax expense ($1.1 million net of taxes) in April 2004.

As of December 31, 2006, we had the following contractual obligations (in thousands):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Recorded Obligations** | **Total** | **Less Than 1 Year** | **1 to 3 Years** | **4 to 5 Years** | **Over 5 years** |
| Long-term Debt | $ 644,192 | $ 6,884 | $ 18,062 | $ 203,631 | $ 415,615 |

Long-term debt payments include:

(1) $400.0 million in principal payments due 2012 related to our credit facility. Our credit facility bears interest, at our option, at either the base rate plus the applicable base rate margin (8.25% at December 31, 2006) on base rate loans, or the Eurodollar rate plus the applicable Eurodollar margin (approximately 6.2% at December 31, 2006) on Eurodollar loans. As of December 31, 2006, our credit facility allowed us to borrow up to $750 million.

(2) $200.0 million in principal payments due 2026 related to our 2026 Notes. Holders of the 2026 Notes may require us to purchase their notes in cash at a purchase price of 100% of the principal amount of the 2026 Notes plus accrued and unpaid interest, if any, upon a change in control, as defined in the indenture, or, for the first time, on April 1, 2011. The 2026 Notes bear interest at a rate of 3.75%.

(3) $11.7 million in principal payments related to our 2001 Wasco bonds. Our 2001 Wasco bonds consist of $3.2 million of bonds that bear interest at a rate of 7.0% and mature on March 1, 2012 and $8.5 million of bonds that bear interest at a rate of 7.25% and mature on March 1, 2021.

(4) $20.1 million in principal payments related to our California tax-exempt bonds. Our California tax-exempt bonds bear interest at variable rates (3.9% at December 31, 2006) and have maturity dates ranging from 2008 to 2016.

(5) $4.9 million in principal payments related to our notes payable to sellers. Our notes payable to sellers bear interest at rates between 5.5% and 7.5% at December 31, 2006 and have maturity dates ranging from 2010 to 2036.

(6) $7.5 million in principal payments related to our notes payable to third parties. Our notes payable to third parties bear interest at rates between 5.1% and 11.0% at December 31, 2006 and have maturity dates ranging from 2007 to 2010.

| Unrecorded Obligations | Amount of Commitment Expiration Per Period | | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 1 to 3 Years | 4 to 5 Years | Over 5 years |
| Operating leases [1] | $ 47,112 | $ 6,222 | $ 10,009 | $ 8,146 | $ 22,735 |

(1) We are party to operating lease agreements as discussed in Note 10 to the consolidated financial statements. These lease agreements are established in the ordinary course of our business and are designed to provide us with access to facilities at competitive, market-driven prices. These arrangements have not materially affected our financial position, results of operations or liquidity during the year ended December 31, 2006, nor are they expected to have a material impact on our future financial position, results of operations or liquidity.

We have obtained standby letters of credit as discussed in Note 9 to the consolidated financial statements and financial surety bonds as discussed in Note 10 to the consolidated financial statements. These standby letters of credit and financial surety bonds are generally obtained to support our financial assurance needs and landfill operations. These arrangements have not materially affected our financial position, results of operations or liquidity during the year ended December 31, 2006, nor are they expected to have a material impact on our future financial position, results of operations or liquidity.

The minority interests holders of a majority-owned subsidiary of Waste Connections have a currently exercisable put option to require Waste Connections to complete the acquisition of this majority-owned subsidiary by purchasing their minority ownership interests for fair market value. The put option calculates the fair market value of the subsidiary based on its current operating income before depreciation and amortization, as defined in the put option agreement. The put option does not have a stated termination date. At December 31, 2006, the minority interests holders' pro rata share of the subsidiary's fair market value is estimated to be worth between $82 million and $97 million. Because the put is calculated at fair market value, no amounts have been accrued relative to the put option. In the event the minority interests holders elect to exercise the put option, we intend to fund the transaction using borrowings from our credit facility.

From time to time we evaluate our existing operations and their strategic importance to us. If we determine that a given operating unit does not have future strategic importance, we may sell or otherwise dispose of those operations. Although we believe our operations would not be impaired by such dispositions, we could incur losses on them.

**New Accounting Pronouncements**

For a description of the new accounting standards that affect us, see Note 1 to our Consolidated Financial Statements included in this Form 10-K.

FREE CASH FLOW

We are providing free cash flow, a non-GAAP financial measure, because it is widely used by investors as a valuation and liquidity measure in the solid waste industry. This measure should be used in conjunction with GAAP financial measures. Management uses free cash flow as one of the principal measures to evaluate and monitor the ongoing financial performance of our operations. We define free cash flow as net cash provided by operating activities plus proceeds from disposal of assets, plus excess tax benefit associated with equity-based compensation, plus or minus change in book overdraft, less capital expenditures for property and equipment and distributions to minority interests holders. Other companies may calculate free cash flow differently. Our free cash flow for the years ended December 31, 2005 and 2006 is calculated as follows (amounts in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2005 | 2006 |
| Net cash provided by operating activities | $ 199,812 | $ 204,234 |
| Change in book overdraft | 208 | (8,869) |
| Plus: Proceeds from disposal of assets | 5,254 | 2,198 |
| Plus: Excess tax benefit associated with equity-based compensation | - | 7,728 |
| Less: Capital expenditures for property and equipment | (97,482) | (96,519) |
| Less: Distributions to minority interest holders | (10,486) | (11,270) |
| Free cash flow | $ 97,306 | $ 97,502 |

INFLATION

Other than volatility in fuel prices, inflation has not materially affected our operations. Consistent with industry practice, many of our contracts allow us to pass through certain costs to our customers, including increases in landfill tipping fees and, in some cases, fuel costs. Therefore, we believe that we should be able to increase prices to offset many cost increases that result from inflation in the ordinary course of business. However, competitive pressures or delays in the timing of rate increases under our contracts may require us to absorb at least part of these cost increases, especially if cost increases, such as recent increases in the price of fuel, exceed the average rate of inflation. Management's estimates associated with inflation have an impact on our accounting for landfill liabilities.

SEASONALITY

Based on historic trends, we expect our operating results to vary seasonally, with revenues typically lowest in the first quarter, higher in the second and third quarters and lower in the fourth quarter than in the second and third quarters. We expect the fluctuation in our revenues between our highest and lowest quarters to be approximately 10% to 12%. This seasonality reflects the lower volume of solid waste generated during the late fall, winter and early spring because of decreased construction and demolition activities during winter months in the U.S. In addition, some of our operating costs may be higher in the winter months. Adverse winter weather conditions slow waste collection activities, resulting in higher labor and operational costs. Greater precipitation in the winter increases the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to market risk, including changes in interest rates and prices of certain commodities. We use hedge agreements to manage a portion of our risks related to interest rates. While we are exposed to credit risk in the event of non-performance by counterparties to our hedge agreements, in all cases such counterparties are highly rated financial institutions and we do not anticipate non-performance. We do not hold or issue derivative financial instruments for trading purposes. We monitor our hedge positions by regularly evaluating the positions at market and by performing sensitivity analyses.

At December 31, 2006, our derivative instruments consisted of seven interest rate swap agreements as follows (dollars in thousands):

| Date Entered | Notional Amount | Fixed Interest Rate Paid* | Variable Interest Rate Received | Effective Date | Expiration Date |
|---|---|---|---|---|---|
| May 2003 | $ 87,500 | 2.67% | 3-month LIBOR | February 2004 | February 2007 |
| May 2003 | $ 87,500 | 2.68% | 3-month LIBOR | February 2004 | February 2007 |
| March 2004 | $ 37,500 | 2.25% | 1-month LIBOR | March 2004 | March 2007 |
| March 2004 | $ 37,500 | 2.25% | 1-month LIBOR | March 2004 | March 2007 |
| September 2005 | $ 175,000 | 4.33% | 1-month LIBOR | February 2007 | February 2009 |
| September 2005 | $ 75,000 | 4.34% | 1-month LIBOR | March 2007 | March 2009 |
| December 2005 | $ 150,000 | 4.76% | 1-month LIBOR | June 2006 | June 2009 |

* plus applicable margin.

All the interest rate swap agreements are considered highly effective as cash flow hedges for a portion of our variable rate debt, and we apply hedge accounting to account for these instruments. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the variable rate debt being hedged.

We have performed sensitivity analyses to determine how market rate changes will affect the fair value of our market risk sensitive hedge positions and all other debt. Such an analysis is inherently limited in that it reflects a singular, hypothetical set of assumptions. Actual market movements may vary significantly from our assumptions. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or earnings effect we would recognize from the assumed market rate movements. We are exposed to cash flow risk due to changes in interest rates with respect to the unhedged floating rate balances owed at December 31, 2005 and 2006 of $321.4 million and $24.1 million, respectively, including floating rate debt under our credit facility, our 2022 Notes which were redeemed as of December 31, 2006, various floating rate notes payable to third parties and floating rate municipal bond obligations. A one percent increase in interest rates on our variable-rate debt as of December 31, 2005 and 2006, would decrease our annual pre-tax income by approximately $3.2 million and $0.2 million, respectively. All of our remaining debt instruments are at fixed rates, or effectively fixed under the interest rate swap agreements described above; therefore, changes in market interest rates under these instruments would not significantly impact our cash flows or results of operations.

Although fuel and energy costs account for a relatively small portion of our total revenues, the market price of diesel fuel is unpredictable and can fluctuate significantly. We purchase a majority of our fuel at market prices. Continued increased in the price of fuel could adversely affect our business and reduce our operating margins. A $0.10 per gallon increase in the price of fuel over a one-year period would decrease our annual pre-tax income by approximately $2.0 million.

We market a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles and ferrous and aluminum metals. We own and operate 26 recycling processing operations and sell other collected recyclable materials to third parties for processing before resale. Certain of our municipal recycling contracts in the state of Washington specify benchmark resale prices for recycled commodities. If the prices we actually receive for the processed recycled commodities collected under the contract exceed the prices specified in the contract, we share the excess with the municipality, after recovering any previous shortfalls resulting from actual market prices falling below the prices specified in the contract. To reduce our exposure to commodity price risk with respect to recycled materials, we have adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. Although there can be no assurance of market recoveries, in the event of a decline in recycled commodity prices, a 10% decrease in average recycled commodity prices from the prices that were in effect at December 31, 2005 and 2006 would have had a $2.4 million and $2.5 million impact on revenues for the years ended December 31, 2005 and 2006, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

WASTE CONNECTIONS, INC.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Waste Connections, Inc.:

We have completed integrated audits of Waste Connections, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Waste Connections, Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein for each of the two years in the period ended December 31, 2006 when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Sacramento, CA
February 13, 2007

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Waste Connections, Inc.

We have audited the accompanying consolidated statements of income, stockholders' equity and comprehensive income, and cash flows of Waste Connections, Inc. for the year ended December 31, 2004. Our audit also included the related 2004 financial statement schedule listed in Item 15.(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Waste Connections, Inc. for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related 2004 financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Sacramento, California
February 21, 2005, except for Note 3
and the first paragraph of Note 13, as to
which the date is October 21, 2005

WASTE CONNECTIONS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

| | December 31, | |
|---|---|---|
| | 2005 | 2006 |
| **ASSETS** | | |
| Current assets: | | |
| Cash and equivalents | $ 7,514 | $ 34,949 |
| Accounts receivable, net of allowance for doubtful accounts of $2,826 and $3,489 at December 31, 2005 and 2006, respectively | 94,438 | 100,269 |
| Deferred income taxes | 5,145 | 9,373 |
| Prepaid expenses and other current assets | 17,279 | 15,642 |
| Total current assets | 124,376 | 160,233 |
| Property and equipment, net | 700,508 | 736,428 |
| Goodwill | 723,120 | 750,397 |
| Intangible assets, net | 87,651 | 86,098 |
| Restricted assets | 13,888 | 15,917 |
| Other assets, net | 26,764 | 24,818 |
| | $ 1,676,307 | $ 1,773,891 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 54,795 | $ 53,010 |
| Book overdraft | 8,869 | - |
| Accrued liabilities | 44,522 | 57,810 |
| Deferred revenue | 30,957 | 32,161 |
| Current portion of long-term debt and notes payable | 10,858 | 6,884 |
| Total current liabilities | 150,001 | 149,865 |
| Long-term debt and notes payable | 586,104 | 637,308 |
| Other long-term liabilities | 20,478 | 16,712 |
| Deferred income taxes | 175,167 | 205,532 |
| Total liabilities | 931,750 | 1,009,417 |
| Commitments and contingencies | | |
| Minority interests | 26,357 | 27,992 |
| Stockholders' equity: | | |
| Preferred stock: $0.01 par value; 7,500,000 shares authorized; none issued and outstanding | - | - |
| Common stock: $0.01 par value; 100,000,000 shares authorized; 45,924,686 and 45,510,697 shares issued and outstanding at December 31, 2005 and 2006, respectively | 459 | 455 |
| Additional paid-in capital | 373,382 | 310,229 |
| Deferred stock compensation | (2,234) | - |
| Treasury stock at cost, 106,600 shares outstanding at December 31, 2005 | (3,672) | - |
| Retained earnings | 345,308 | 422,731 |
| Accumulated other comprehensive income | 4,957 | 3,067 |
| Total stockholders' equity | 718,200 | 736,482 |
| | $ 1,676,307 | $ 1,773,891 |

The accompanying notes are an integral part of these consolidated financial statements.
See Note 17 for information on the declared stock split.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2005 | 2006 |
| Revenues | $ 624,544 | $ 721,899 | $ 824,354 |
| Operating expenses: | | | |
| Cost of operations | 354,901 | 416,883 | 492,766 |
| Selling, general and administrative | 61,223 | 72,395 | 84,541 |
| Depreciation and amortization | 54,630 | 64,788 | 74,865 |
| Loss (gain) on disposal of assets | 2,120 | (216) | 796 |
| Operating Income | 151,670 | 168,049 | 171,386 |
| Interest expense | (21,724) | (23,489) | (28,970) |
| Other income (expense), net | (2,817) | 450 | (3,759) |
| Income before income tax provision and minority interests | 127,129 | 145,010 | 138,657 |
| Minority interests | (11,520) | (12,422) | (12,905) |
| Income from continuing operations before income taxes | 115,609 | 132,588 | 125,752 |
| Income tax provision | (42,251) | (48,066) | (48,329) |
| Income from continuing operations | 73,358 | 84,522 | 77,423 |
| Loss on discontinued operations, net of tax (Note 3) | (1,087) | (579) | - |
| Net income | $ 72,271 | $ 83,943 | $ 77,423 |
| Basic earning per common share: | | | |
| Income from continuing operations | $ 1.57 | $ 1.81 | $ 1.70 |
| Discontinued operations | (0.02) | (0.01) | - |
| Net income per common share | $ 1.55 | $ 1.80 | $ 1.70 |
| Diluted earnings per common share: | | | |
| Income from continuing operations | $ 1.52 | $ 1.75 | $ 1.65 |
| Discontinued operations | (0.02) | (0.01) | - |
| Net income per common share | $ 1.50 | $ 1.74 | $ 1.65 |
| Shares used in calculating basic income per share | 46,581,441 | 46,700,649 | 45,424,084 |
| Shares used in calculating diluted income per share | 49,470,217 | 48,211,301 | 46,939,115 |

The accompanying notes are an integral part of these consolidated financial statements.
See Note 17 for information on the declared stock split.

# WASTE CONNECTIONS, INC.
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
### YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
### (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

| | | STOCKHOLDERS' EQUITY | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | COMPREHENSIVE INCOME | COMMON STOCK | | ADDITIONAL PAID-IN CAPITAL | ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) | DEFERRED STOCK COMPENSATION | TREASURY STOCK | | RETAINED EARNINGS | TOTAL |
| | | SHARES | AMOUNT | | | | SHARES | AMOUNT | | |
| **Balances at December 31, 2003** | | 43,000,182 | $ 430 | $ 348,003 | $ 403 | $ (436) | - | $ - | $ 189,094 | $ 537,494 |
| Issuance of common stock warrants to employees | | - | - | 27 | - | - | - | - | - | 27 |
| Issuance of common stock warrants to consultants | | - | - | 223 | - | - | - | - | - | 223 |
| Conversion of 2006 Notes, net of issuance costs of $1,729 | | 4,876,968 | 49 | 121,870 | - | - | - | - | - | 121,919 |
| Vesting of restricted stock | | 7,394 | - | - | - | - | - | - | - | - |
| Cancellation of unvested restricted stock | | - | - | (229) | - | 135 | - | - | - | (94) |
| Issuance of unvested restricted stock | | - | - | 2,242 | - | (2,242) | - | - | - | - |
| Amortization of deferred stock compensation | | - | - | - | - | 945 | - | - | - | 945 |
| Exercise of stock options and warrants | | 2,218,684 | 22 | 45,133 | - | - | - | - | - | 45,155 |
| Repurchase of common stock | | (2,497,437) | (25) | (72,865) | - | - | - | - | - | (72,890) |
| Amounts reclassified into earnings, net of taxes | | - | - | - | 409 | - | - | - | - | 409 |
| Changes in fair value of interest rate swaps | | - | - | - | 2,063 | - | - | - | - | 2,063 |
| Net income | $ 72,271 | - | - | - | - | - | - | - | 72,271 | 72,271 |
| Other comprehensive income | 3,938 | - | - | - | - | - | - | - | - | - |
| Income tax effect of other comprehensive income | (1,466) | - | - | - | - | - | - | - | - | - |
| Comprehensive income | $ 74,743 | - | - | - | - | - | - | - | - | - |
| **Balances at December 31, 2004** | | 47,605,791 | $ 476 | $ 444,404 | $ 2,875 | $ (1,598) | - | $ - | $ 261,365 | $ 707,522 |
| Issuance of common stock warrants to consultants | | - | - | 136 | - | - | - | - | - | 136 |
| Vesting of restricted stock | | 29,923 | - | - | - | - | - | - | - | - |
| Cancellation of unvested restricted stock | | - | - | (591) | - | 102 | - | - | - | (489) |
| Issuance of unvested restricted stock | | - | - | 1,908 | - | (1,908) | - | - | - | - |
| Amortization of deferred stock compensation | | - | - | - | - | 1,193 | - | - | - | 1,193 |
| Exercise of stock options and warrants | | 1,447,577 | 14 | 36,040 | - | - | - | - | - | 36,054 |
| Repurchase of common stock | | (3,158,605) | (31) | (110,171) | - | - | 106,600 | (3,672) | - | (113,874) |
| Accelerated vesting of stock options | | - | - | 1,617 | - | - | - | - | - | 1,617 |
| Stock compensation recognized as change in option terms | | - | - | 16 | - | - | - | - | - | 16 |
| Stock options granted below fair market value | | - | - | 23 | - | (23) | - | - | - | - |
| Amounts reclassified into earnings, net of taxes | | - | - | - | (1,196) | - | - | - | - | (1,196) |
| Changes in fair value of interest rate swaps | | - | - | - | 3,278 | - | - | - | - | 3,278 |
| Net income | $ 83,943 | - | - | - | - | - | - | - | 83,943 | 83,943 |
| Other comprehensive income | 3,290 | - | - | - | - | - | - | - | - | - |
| Income tax effect of other comprehensive income | (1,208) | - | - | - | - | - | - | - | - | - |
| Comprehensive income | $ 86,025 | - | - | - | - | - | - | - | - | - |
| **Balances at December 31, 2005** | | 45,924,686 | $ 459 | $ 373,382 | $ 4,957 | $ (2,234) | 106,600 | $ (3,672) | $ 345,308 | $ 718,200 |
| Vesting of restricted stock | | 37,752 | - | - | - | - | - | - | - | - |
| Cancellation of restricted stock | | (12,788) | - | (446) | - | - | - | - | - | (446) |
| Stock-based compensation | | - | - | 3,451 | - | - | - | - | - | 3,451 |
| Exercise of stock options and warrants | | 1,388,472 | 14 | 32,132 | - | - | - | - | - | 32,146 |
| Excess tax benefit associated with equity-based compensation | | - | - | 7,728 | - | - | - | - | - | 7,728 |
| Repurchase of common stock | | (2,788,600) | (28) | (100,217) | - | - | - | - | - | (100,245) |
| Retirement of treasury stock | | - | - | (3,672) | - | - | (106,600) | 3,672 | - | - |
| Conversion of 2022 Floating Rate Convertible Subordinated Notes | | 961,175 | 10 | (10) | - | - | - | - | - | - |
| Issuance of common stock warrants to consultants | | - | - | 115 | - | - | - | - | - | 115 |
| Cumulative change from adoption of accounting policy | | - | - | (2,234) | - | 2,234 | - | - | - | - |
| Amounts reclassified into earnings, net of taxes | | - | - | - | (4,243) | - | - | - | - | (4,273) |
| Changes in fair value of interest rate swaps, net of taxes | | - | - | - | 2,353 | - | - | - | - | 2,383 |
| Net income | $ 77,423 | - | - | - | - | - | - | - | 77,423 | 77,423 |
| Other comprehensive loss | (2,887) | - | - | - | - | - | - | - | - | - |
| Income tax effect of other comprehensive loss | 997 | - | - | - | - | - | - | - | - | - |
| Comprehensive income | $ 75,533 | - | - | - | - | - | - | - | - | - |
| **Balances at December 31, 2006** | | 45,510,697 | $ 455 | $ 310,229 | $ 3,067 | $ - | - | $ - | $ 422,731 | $ 736,482 |

The accompanying notes are an integral part of these consolidated financial statements.
See Note 17 for information on the declared stock split.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2005 | 2006 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | $ 72,271 | $ 83,943 | $ 77,423 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Loss (gain) on disposal of assets | 2,398 | (413) | 796 |
| Gain on disposal of operations | (68) | - | - |
| Depreciation | 54,470 | 61,968 | 70,785 |
| Amortization of intangibles | 2,477 | 3,070 | 4,080 |
| Deferred income taxes, net of acquisitions | 26,566 | (792) | 26,585 |
| Minority interests | 11,520 | 12,422 | 12,905 |
| Amortization of debt issuance costs | 3,685 | 2,001 | 6,238 |
| Stock-based compensation | 972 | 2,826 | 3,451 |
| Interest income on restricted assets | (275) | (390) | (618) |
| Closure and post-closure accretion | 421 | 681 | 623 |
| Tax benefit on the exercise of stock options | 8,195 | 7,338 | - |
| Excess tax benefit associated with equity-based compensation | - | - | (7,728) |
| Changes in operating assets and liabilities, net of effects from acquisitions: | | | |
| Accounts receivable, net | (3,357) | (9,933) | (4,928) |
| Prepaid expenses and other current assets | (4,953) | 5,291 | (1,083) |
| Accounts payable | 2,733 | 18,060 | (4,306) |
| Deferred revenue | 1,372 | 4,818 | 324 |
| Accrued liabilities | 2,124 | 7,898 | 19,245 |
| Other long-term liabilities | 239 | 1,024 | 442 |
| Net cash provided by operating activities | 180,790 | 199,812 | 204,234 |
| | | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Payments for acquisitions, net of cash acquired | (46,784) | (80,849) | (38,594) |
| Capital expenditures for property and equipment | (71,201) | (97,482) | (96,519) |
| Proceeds from disposal of assets | 2,088 | 5,254 | 2,198 |
| Decrease (increase) in restricted assets, net of interest income | 3,405 | 661 | (1,411) |
| Decrease (increase) in other assets | 27 | (856) | (224) |
| Net cash used in investing activities | (112,465) | (173,272) | (134,550) |
| | | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Proceeds from long-term debt | 368,500 | 232,631 | 666,035 |
| Principal payments on notes payable and long-term debt | (388,825) | (159,688) | (621,161) |
| Change in book overdraft | (1,165) | 208 | (8,869) |
| Proceeds from option and warrant exercises | 36,959 | 28,716 | 32,146 |
| Excess tax benefit associated with equity-based compensation | - | - | 7,728 |
| Distributions to minority interest holders | (11,025) | (10,486) | (11,270) |
| Payments for repurchase of common stock | (72,889) | (113,874) | (100,245) |
| Debt issuance costs | (1,546) | (143) | (6,613) |
| Net cash used in financing activities | (69,991) | (22,636) | (42,249) |
| | | | |
| Net (decrease) increase in cash and equivalents | (1,666) | 3,904 | 27,435 |
| Cash and equivalents at beginning of year | 5,276 | 3,610 | 7,514 |
| Cash and equivalents at end of year | $ 3,610 | $ 7,514 | $ 34,949 |

The accompanying notes are an integral part of these consolidated financial statements.

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

**SUPPLEMENTARY DICLOSURES OF CASH FLOW INFORMATION AND NON-CASH TRANSACTIONS:**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2005 | 2006 |
| Cash paid for income taxes | $ 17,164 | $ 32,369 | $ 15,006 |
| Cash paid for interest | $ 22,379 | $ 22,314 | $ 28,534 |
| Conversion of 2006 Convertible Subordinated Notes to equity | $ 123,648 | $ - | $ - |
| Conversion of 2022 Convertible Subordinated Notes to equity | $ - | $ - | $ 10 |
| Fair value of warrants issued to third party consultants in exchange for services performed in connection with landfill development | $ - | $ 54 | $ - |
| Transfer from long-term other assets to property, plant and equipment | $ - | $ 2,478 | $ - |
| In connection with its acquisitions, the Company assumed liabilities as follows: | | | |
| Fair value of assets acquired | $ 116,378 | $ 112,802 | $ 44,919 |
| Cash paid and warrants issued for current year acquisitions | (44,089) | (78,971) | (37,560) |
| Net assets used as consideration for acquisitions | (31,440) | - | (893) |
| Liabilities assumed, stock and notes payable issued to sellers of businesses acquired | $ 40,849 | $ 33,831 | $ 6,466 |

The accompanying notes are an integral part of these consolidated financial statements.

WASTE CONNECTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Organization and Business**

Waste Connections, Inc. ("WCI" or "the Company") was incorporated in Delaware on September 9, 1997 and commenced its operations on October 1, 1997 through the purchase of certain solid waste operations in the state of Washington. The Company is an integrated, non-hazardous solid waste services company that provides collection, transfer, disposal and recycling services to commercial, industrial and residential customers in the states of Alabama, Arizona, California, Colorado, Idaho, Illinois, Iowa, Kansas, Kentucky, Minnesota, Mississippi, Montana, Nebraska, New Mexico, Oklahoma, Oregon, South Dakota, Tennessee, Texas, Utah, Washington, and Wyoming. The Company also provides intermodal services for the movement of containers in the Pacific Northwest.

**Basis of Presentation**

These consolidated financial statements include the accounts of WCI and its wholly-owned and majority-owned subsidiaries. The consolidated entity is referred to herein as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

**Cash Equivalents**

The Company considers all highly liquid investments with a maturity of three months or less at purchase to be cash equivalents. As of December 31, 2005 and 2006, cash equivalents consisted of demand money market accounts.

**Concentrations of Credit Risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company generally does not require collateral on its trade receivables. Credit risk on accounts receivable is minimized as a result of the large and diverse nature of the Company's customer base. The Company maintains allowances for losses based on the expected collectibility of accounts receivable.

**Revenue Recognition and Accounts Receivable**

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been provided, the price is fixed or determinable and collection is reasonably assured. Certain customers are billed in advance and, accordingly, recognition of the related revenues is deferred until the services are provided. In accordance with Emerging Issues Task Force ("EITF") 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)*, any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer is presented in the Statements of Income on a net basis (excluded from revenues).

The Company's receivables are recorded when billed, advanced or accrued and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer such as municipal or non-municipal, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectibility of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company's internal collection efforts have been unsuccessful in collecting the amount due.

**Property and Equipment**

Property and equipment are stated at cost. Improvements or betterments, not considered to be maintenance and repair, which add new functionality or significantly extend the life of an asset are capitalized. Third-party expenditures related to pending development projects, such as legal, engineering and interest expenses, are capitalized. Expenditures for maintenance and repair costs, including planned major maintenance activities, are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains and losses resulting from disposals of property and equipment are recognized in the period in which the property and equipment is disposed. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the lease term, whichever is shorter.

The estimated useful lives are as follows:

| | |
|---|---|
| Buildings | 20 years |
| Land improvements | 3 - 20 years |
| Machinery and equipment | 3 - 12 years |
| Rolling stock | 5 - 10 years |
| Containers | 5 - 12 years |
| Rail cars | 20 years |

**Landfill Accounting**

The Company utilizes the life cycle method of accounting for landfill costs. This method applies the costs to be capitalized associated with acquiring, developing, closing and monitoring the landfills over the associated consumption of landfill capacity. The Company utilizes the units of consumption method to amortize landfill development costs over the estimated remaining capacity of a landfill. Under this method, the Company includes future estimated construction costs using current dollars, as well as costs incurred to date, in the amortization base. When certain criteria are met, the Company includes expansion airspace, which has not been permitted, in the calculation of the total remaining capacity of the landfill.

- Landfill development costs. Landfill development costs include the costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells and leachate collection systems. The Company estimates the total costs associated with developing each landfill site to its final capacity. This includes certain projected landfill site costs that are uncertain because they are dependent on future events and thus actual costs could vary significantly from estimates. The total cost to develop a site to its final capacity includes amounts previously expended and capitalized, net of accumulated depletion, and projections of future purchase and development costs, liner construction costs, operating construction costs, and capitalized interest costs. Total landfill costs include the development costs associated with expansion airspace. Expansion airspace is addressed below.

- Final capping, closure and post-closure obligations. The Company accrues for estimated final capping, closure and post-closure maintenance obligations at the landfills it owns and the landfills that it operates, but does not own under life-of-site agreements. Accrued final capping, closure and post-closure costs represent an estimate of the current value of the future obligation associated with final capping, closure and post-closure monitoring of non-hazardous solid waste landfills currently owned or operated under life-of-site agreements by the Company. Final capping costs represent the costs related to installation of clay liners, drainage and compacted soil layers and topsoil constructed over areas of the landfill where total airspace capacity has been consumed. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Accruals for final capping, closure and post-closure monitoring and maintenance requirements in the U.S. consider site inspection, groundwater monitoring, leachate management, methane gas control and recovery, and operating and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas control costs, are also incurred during the operating life of the site in accordance with the landfill operation requirements of Subtitle D and the air emissions standards. Daily maintenance activities, which include many of these costs, are expensed as incurred during the operating life of the landfill. Daily maintenance activities include leachate disposal; surface water, groundwater, and methane gas monitoring and maintenance; other pollution control activities; mowing and fertilizing the landfill final cap; fence and road maintenance; and third party inspection and reporting costs. Site specific final capping, closure and post-closure engineering cost estimates are prepared annually for landfills owned or operated under life-of-site agreements by the Company for which it is responsible for final capping, closure and post-closure.

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Since the adoption of Statement of Financial Accounting Standards ("SFAS") No. 143, landfill final capping, closure and post-closure liabilities are calculated by estimating the total obligation in current dollars, inflating the obligation based upon the expected date of the expenditure using an inflation rate (2.5% during 2005 and 2006) and discounting the inflated total to its present value using a discount rate (7.5% during 2005 and 2006). At December 31, 2005 and 2006, accruals for landfill final capping, closure and post-closure costs (including costs assumed through acquisitions) were $15,906 and $11,638, respectively. The Company estimates that its final capping, closure and post-closure payment commitments will begin in 2012.

In accordance with SFAS No. 143, final capping, closure and post-closure liability is recorded as an addition to site costs and amortized to depletion expense on a units-of-consumption basis as remaining landfill airspace is consumed. The impact of changes determined to be changes in estimates, based on an annual update, is accounted for on a prospective basis. Depletion expense resulting from final capping, closure and post-closure obligations recorded as a component of landfill site costs will generally be less during the early portion of a landfill's operating life and increase thereafter. The final capping, closure and post-closure liabilities reflect owned landfills and landfills operated under life-of-site agreements with estimated remaining lives, based on remaining permitted capacity, probable expansion capacity and projected annual disposal volumes that range from approximately six to 197 years, with an average remaining life of approximately 57 years. The costs for final capping, closure and post-closure obligations at landfills the Company owns or operates under life-of-site agreements are generally estimated based on interpretations of current requirements and proposed or anticipated regulatory changes.

The estimates for landfill final capping, closure and post-closure costs, including final capping costs, consider when the costs would actually be paid and factor in inflation and discount rates. Interest is accreted on the recorded liability using the corresponding discount rate. When using discounted cash flow techniques, reliable estimates of market premiums may not be obtainable. In the waste industry, there is no market for selling the responsibility for final capping, closure and post-closure obligations independent of selling the landfill in its entirety. Accordingly, the Company does not believe that it is possible to develop a methodology to reliably estimate a market risk premium and has therefore excluded any such market risk premium from its determination of expected cash flows for landfill asset retirement obligations. The possibility of changing legal and regulatory requirements and the forward-looking nature of these types of costs make any estimation or assumption less certain.

The following is a rollforward of the Company's final capping, closure and post-closure liability balance from December 31, 2004 to December 31, 2006:

| | |
|---|---|
| Final capping, closure and post-closure liability at December 31, 2004 | $ 5,860 |
| Increase in closure and post-closure liability from changes in annual engineering cost estimates | 1,558 |
| Liabilities incurred | 1,033 |
| Accretion expense | 681 |
| Change in third party closure and post-closure liability | 6,774 |
| Final capping, closure and post-closure liability at December 31, 2005 | 15,906 |
| Decrease in closure and post-closure liability from changes in annual engineering cost estimates | (2,631) |
| Liabilities incurred | 1,041 |
| Accretion expense | 623 |
| Change in third party closure and post-closure liability | (3,301) |
| Final capping, closure and post-closure liability at December 31, 2006 | $ 11,638 |

The Company owns two landfills for which the prior owners are obligated to reimburse WCI for certain costs it incurs for final capping, closure and post-closure activities on the portion of the landfill utilized by the prior owners. At December 31, 2005 and 2006, the Company has recorded on its balance sheet a receivable of $6,774 and $3,473, respectively, from the prior owners in long-term other assets and has accrued the prior owners' portions of the final capping, closure and post-closure obligation, totaling $6,774 and $3,473, respectively, in other long-term liabilities.

At December 31, 2006, $13,828 of the Company's restricted assets balance was for purposes of settling future final capping, closure and post-closure liabilities.

- Disposal capacity. The Company's internal and third-party engineers perform surveys at least annually to estimate the disposal capacity at its landfills. This is done by using surveys and other methods to calculate, based on the terms of the permit, height restrictions and other factors, how much airspace is left to fill and how much waste can be disposed of at a landfill before it has reached its final capacity. The Company's landfill depletion rates are based on the remaining disposal capacity, considering both permitted and expansion airspace, at the landfills it owns, and certain landfills it operates, but does not own, under life-of-site agreements. The Company's landfill depletion rates are based on the term of the operating agreement at its operated landfills that have capitalized expenditures. Expansion airspace consists of additional disposal capacity being pursued through means of an expansion but is not actually permitted. Expansion airspace that meets certain internal criteria is included in the estimate of total landfill airspace. The Company's internal criteria to determine when expansion airspace may be included as disposal capacity is as follows:

  (1) The land where the expansion is being sought is contiguous to the current disposal site, and the Company either owns the expansion property or is under an option, purchase, operating or other similar agreement;
  (2) Total development costs, final capping costs, and closure/post-closure costs have been determined;
  (3) Internal personnel have performed a financial analysis of the proposed expansion site and have determined that it has a positive financial and operational impact;
  (4) Internal personnel or external consultants are actively working to obtain the necessary approvals to obtain the landfill expansion permit; and
  (5) Obtaining the expansion is considered probable (for a pursued expansion to be considered probable, there must be no significant known technical, legal, community, business, or political restrictions or similar issues existing that could impair the success of the expansion).

It is possible that the Company's estimates or assumptions could ultimately be significantly different from actual results. In some cases the Company may be unsuccessful in obtaining an expansion permit or the Company may determine that an expansion permit that the Company previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or the belief that the Company will receive an expansion permit changes adversely in a significant manner, the costs of the landfill, including the costs incurred in the pursuit of the expansion, may be subject to impairment testing, as described below, and lower profitability may be experienced due to higher amortization rates, higher capping, closure and post-closure rates, and higher expenses or asset impairments related to the removal of previously included expansion airspace.

The Company periodically evaluates its landfill sites for potential impairment indicators. The Company's judgments regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of its landfills. Future events could cause the Company to conclude that impairment indicators exist and that its landfill carrying costs are impaired.

**Allocation of Acquisition Purchase Price**

A summary of the Company's acquisition purchase price allocation policies is as follows:

- The purchase price of acquisitions is allocated to identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill.

- The Company accrues the payment of contingent purchase price if the events surrounding the contingency are deemed assured beyond a reasonable doubt.

**Goodwill and Intangible Assets**

Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets of the acquired entities. Goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests using a two-step process described below. Other intangible assets are amortized over their estimated useful lives.

The first step in the Company's annual impairment tests is a screen for potential impairment, while the second step measures the amount of the impairment, if any. At least annually in the fourth quarter of the year, the Company performs impairment tests of goodwill and indefinite-lived intangible assets based on the carrying values. As a result of performing the tests for potential impairment, the Company determined that no impairment existed as of December 31, 2005 or 2006 and therefore, there were no write-downs to any of its goodwill or indefinite-lived intangible assets.

The Company acquired indefinite-lived intangible assets, long-term franchise agreements, contracts and non-competition agreements in connection with certain of its acquisitions. The amounts assigned to indefinite-lived intangible assets consist of the value of certain perpetual rights to provide solid waste collection and transportation services in specified territories. The estimated fair value of the acquired indefinite-lived intangible assets, long-term franchise agreements and contracts was determined by management based on the discounted net cash flows associated with the rights, agreements and contracts. The estimated fair value of the non-competition agreements reflects management's estimates based on the amount of revenue protected under such agreements. The amounts assigned to the franchise agreements, contracts, and non-competition agreements are being amortized on a straight-line basis over the expected term of the related agreements (ranging from 1 to 56 years). Indefinite-lived intangible assets resulting from acquisitions completed subsequent to June 30, 2001, are not amortized; however, they are required to be classified separately from goodwill.

**Restricted Assets**

Restricted assets held by trustees consist principally of funds deposited in connection with landfill final capping, closure and post-closure obligations and other financial assurance requirements. Proceeds from these financing arrangements are directly deposited into trust funds, and the Company does not have the ability to utilize the funds in regular operating activities.

**Asset Impairments**

Long-lived assets consist primarily of property, plant and equipment, goodwill and other intangible assets. Property, plant, equipment and other intangible assets are carried on the Company's consolidated financial statements based on their cost less accumulated depreciation or amortization. The recoverability of these assets is tested whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Typical indicators that an asset may be impaired include:

- A significant decrease in the market price of an asset or asset group;
- A significant adverse change in the extent or manner in which an asset or asset group is being used or in its physical condition;
- A significant adverse change in legal factors or in the business climate that could affect the value of an asset or asset group, including an adverse action or assessment by a regulator;
- An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;
- Current period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or

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- A current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

If any of these or other indicators occur, a test of recoverability is performed by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. If the carrying values are in excess of undiscounted expected future cash flows, impairment is measured by comparing the fair value of the asset to its carrying value. Fair value is determined by an internally developed discounted projected cash flow analysis of the asset. Cash flow projections are sometimes based on a group of assets, rather than a single asset. If cash flows cannot be separately and independently identified for a single asset, the Company will determine whether an impairment has occurred for the group of assets for which the projected cash flows can be identified. If the fair value of an asset is determined to be less than the carrying amount of the asset or asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs. Several impairment indicators are beyond the Company's control, and whether or not they will occur cannot be predicted with any certainty. Estimating future cash flows requires significant judgment and projections may vary from cash flows eventually realized. There are other considerations for impairments of landfills and goodwill, as described below.

Landfills - There are certain indicators listed above that require significant judgment and understanding of the waste industry when applied to landfill development or expansion projects. For example, a regulator may initially deny a landfill expansion permit application though the expansion permit is ultimately granted. In addition, management may periodically divert waste from one landfill to another to conserve remaining permitted landfill airspace. Therefore, certain events could occur in the ordinary course of business and not necessarily be considered indicators of impairment due to the unique nature of the waste industry.

Goodwill - The Company assesses whether goodwill is impaired on an annual basis in the fourth quarter of the year. This assessment is performed on each of the Company's four operating regions. If the Company determined the existence of goodwill impairment, the Company would measure that impairment based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit's identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances, such as those listed above, that would indicate that, more likely than not, the book value of goodwill has been impaired.

**Fair Value of Financial Instruments**

The Company's financial instruments consist primarily of cash, trade receivables, restricted assets, trade payables, debt instruments and interest rate swaps. As of December 31, 2005 and 2006, the carrying values of cash, trade receivables, restricted assets, and trade payables are considered to be representative of their respective fair values. The carrying values of the Company's debt instruments, excluding the 2022 Floating Rate Convertible Subordinated Notes (redeemed as of December 31, 2006), and the 2026 Convertible Senior Notes approximate their fair values as of December 31, 2005 and 2006, based on current borrowing rates for similar types of borrowing arrangements. The Company's 2022 Floating Rate Convertible Subordinated Notes had a carrying value of $175,000 and a fair value of approximately $193,900 at December 31, 2005, based on the publicly quoted trading price of these notes. The Company's 3.75% Convertible Senior Notes due 2026 had a carrying value of $200,000 and a fair value of approximately $215,250 at December 31, 2006, based on the publicly quoted trading price of these notes. The Company's interest rate swaps are recorded at their estimated fair values based on estimated cash flows calculated using interest rate yield curves as of December 31, 2005 and 2006.

**Derivative Financial Instruments**

The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (Note 12) until the hedged item is recognized in earnings. The ineffective portion of a derivative's

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change in fair value is immediately recognized in earnings. The Company classifies cash inflows and outflows from derivatives within net income on the statement of cash flows.

The Company's objective for utilizing derivative instruments is to reduce its exposure to fluctuations in cash flows due to changes in the variable interest rates of certain borrowings issued under its credit facility and other variable rate debt. The Company's strategy to achieve that objective involves entering into interest rate swaps that are specifically designated to certain variable rate instruments and accounted for as cash flow hedges.

At December 31, 2006, the Company's derivative instruments consisted of seven interest rate swap agreements as follows:

| Date Entered | Notional Amount | Fixed Interest Rate Paid* | Variable Interest Rate Received | Effective Date | Expiration Date |
|---|---|---|---|---|---|
| May 2003 | $ 87,500 | 2.67% | 3-month LIBOR | February 2004 | February 2007 |
| May 2003 | $ 87,500 | 2.68% | 3-month LIBOR | February 2004 | February 2007 |
| March 2004 | $ 37,500 | 2.25% | 1-month LIBOR | March 2004 | March 2007 |
| March 2004 | $ 37,500 | 2.25% | 1-month LIBOR | March 2004 | March 2007 |
| September 2005 | $ 175,000 | 4.33% | 1-month LIBOR | February 2007 | February 2009 |
| September 2005 | $ 75,000 | 4.34% | 1-month LIBOR | March 2007 | March 2009 |
| December 2005 | $ 150,000 | 4.76% | 1-month LIBOR | June 2006 | June 2009 |

* plus applicable margin.

All the interest rate swap agreements are considered highly effective as cash flow hedges for a portion of the Company's variable rate debt, and the Company applies hedge accounting to account for these instruments. The notional amounts and all other significant terms of the swap agreements are matched to the provisions and terms of the variable rate debt being hedged.

**Income Taxes**

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company assumes the deductibility of certain costs in its income tax filings and estimates the future recovery of deferred tax assets.

The Company has accrued income tax reserves for contingencies identified in the preparation of previously filed tax returns. The Company establishes the reserves based upon management's assessment of exposure associated with, for instance, permanent differences, tax credits and interest expense. The tax reserves are analyzed quarterly and adjustments are made as events occur to warrant adjustments to the reserve. For example, if the statutory period for assessing tax on a given tax return or period lapses, the reserve associated with that period will be reversed.

**Stock-Based Compensation**

Effective the beginning of the first quarter of 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)") for its share-based compensation plans. The Company previously accounted for these plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations and disclosure requirements established by SFAS 123, *Accounting for Stock-Based Compensation*. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, *Share-Based Payment* ("SAB 107"), relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

Under APB 25, no expense was recorded in the income statement for the Company's stock options granted at fair market value. The pro forma effects on income for stock options were instead disclosed in a footnote to the financial statements. Expense was

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recorded in the income statement for restricted stock, restricted stock units, and stock options granted below fair market value on the date of grant.

The weighted average grant date fair values per share for options granted during 2004, 2005 and 2006 are as follows:

| | 2004 | 2005 | 2006 |
|---|---|---|---|
| Exercise prices equal to market price of stock | $ 6.06 | $ 6.74 | $ 7.72 |
| Exercise prices less than market price of stock | - | 17.67 | - |

During the year ended December 31, 2005, the Company issued 1,500 options at an exercise price less than the market price of the Company's common stock.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The net income as reported for the year ended December 31, 2005 reflects the one-time charge of $1,617 ($1,021 net of tax) incurred by the Company related to the accelerated vesting of shares previously awarded to employees. The Company estimates that the acceleration eliminated $15,254 ($9,610 net of tax) in non-cash compensation expense that would have been recognized under the provisions of SFAS No. 123(R), over the three year period of 2006 to 2008 as the stock options vested. For additional information related to this modification of outstanding awards, refer to Note 11.

The following table summarizes the Company's pro forma net income and pro forma basic and diluted net income per share for the years ended December 31, 2004 and 2005:

| | Years Ended December 31, | |
|---|---|---|
| | 2004 | 2005 |
| Net income, as reported | $ 72,271 | $ 83,943 |
| Add: stock-based employee compensation expense included in reported net income, net of related tax effects | 611 | 1,779 |
| Deduct: total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects | (8,414) | (16,495) |
| Pro forma net income | $ 64,468 | $ 69,227 |
| Earnings per share: | | |
| Basic – as reported | $ 1.55 | $ 1.80 |
| Basic – pro forma | 1.38 | 1.48 |
| Diluted – as reported | 1.50 | 1.74 |
| Diluted – pro forma | 1.34 | 1.44 |

The Company's calculations of stock-based compensation expense for the years ending December 31, 2004, 2005 and 2006 were made using the Black-Scholes option-pricing model. The fair value of the Company's stock option grants was estimated assuming no expected dividend yield and the following weighted average assumptions for the years ending December 31, 2004, 2005 and 2006:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2005 | 2006 |
| Expected life | 4 years | 3.4 years | 4 years |
| Risk-free interest rate | 3.1% | 4.0% | 4.8% |
| Expected volatility | 24% | 20% | 20% |

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Expected life is calculated based on the weighted average historical life of the vested stock options. Risk-free interest rate is based on the U.S. treasury yield curve for the period of the expected life of the stock option for the years ending December 31, 2004, 2005 and 2006. Expected volatility is calculated using the daily historical volatility over the last one year for the years ending December 31, 2004 and 2005, and over the last three years for the year ending December 31, 2006.

The fair value of restricted stock and restricted stock units for the years ending December 31, 2004, 2005 and 2006 were determined based on the number of shares granted and the quoted price of the Company's common stock.

The Company adopted SFAS 123(R) using the modified prospective method. Under this method, all share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized on a straight-line basis as expense over the employee's requisite service period. Prior periods are not restated. Under this method, the Company calculates potential windfalls and shortfalls under the treasury stock method by including the impact of pro forma deferred tax assets in the calculation of diluted earnings per common share. The Company also adopted FASB Staff Position No. FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards* ("FSP 123(R)-3"). Under FSP 123(R)-3, the Company elected to use the short-cut method to calculate the historical pool of windfall tax benefits. The Company elected to use the tax law ordering approach for purposes of determining whether an excess of tax benefit has been realized.

Stock-based compensation expense recognized during the years ending December 31, 2004, 2005 and 2006, were approximately $972 ($610 net of taxes), $2,826 ($1,803 net of taxes), and $3,451 ($2,200 net of taxes), respectively, and consisted of stock option, restricted stock unit and restricted stock expense. The incremental stock-based compensation expense recognized as a result of adopting SFAS 123(R) was $583 ($421 net of taxes), or approximately a $0.01 per share decrease to basic and diluted earnings per common share for the year ended December 31, 2006, which represented the expense related to stock options less the impact of recognizing a forfeiture rate assumption related to restricted stock and restricted stock units. A contra-equity balance of $2,234 in "Deferred stock compensation" on the Consolidated Balance Sheet was reversed as a change in accounting policy upon the adoption of SFAS 123(R) to "Additional paid-in capital" as of January 1, 2006. The total compensation cost at December 31, 2006, related to unvested stock option, restricted stock unit and restricted stock awards was $11,730 and that future expense will be recognized over the remaining vesting period of the stock option, restricted stock unit and restricted stock awards which currently extends to 2011. The weighted average remaining vesting period of those awards is 1.75 years. During the fourth quarter of 2005, the Company accelerated the vesting of all unvested stock options. As a result, stock-based compensation in periods subsequent to the acceleration was significantly reduced. This expense, totaling approximately $1,617, was included in "Selling, general and administrative" expenses in the Consolidated Statements of Income.

The excess tax benefit associated with equity-based compensation was approximately $7,728 during the year ended December 31, 2006. Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as an operating cash flow, in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-15, *Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option.* SFAS 123(R) requires the Company to reflect the tax savings resulting from tax deductions in excess of expense reflected in its financial statements as a financing cash flow.

**Per Share Information**

Basic net income per share is computed using the weighted average number of common shares outstanding. Diluted net income per share is computed using the weighted average number of common and potential common shares outstanding. Potential common shares are excluded from the computation if their effect is anti-dilutive.

**Advertising Costs**

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2004, 2005 and 2006 was $2,075, $2,057, and $2,147, respectively, which is included in selling, general and administrative expense in the Consolidated Statements of Income.

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**Insurance Liabilities**

The Company is primarily self-insured for automobile liability, property, general liability, workers' compensation, employer's liability and employee group health claims. The Company's insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by the Company's management with assistance from its third-party actuary and its third-party claims administrator. The insurance accruals are influenced by the Company's past claims experience factors, which have a limited history, and by published industry development factors. At December 31, 2005 and 2006, the Company's total accrual for self-insured liabilities was $21,086 and $28,686, respectively, which is included in accrued liabilities in the Consolidated Balance Sheets.

**Segment Information**

The Company identifies its operating segments based on management responsibility and geographic location. The Company considers each of its four operating regions that report stand-alone financial information and have segment managers that report to the Company's chief operating decision maker to be an operating segment. The Company has assessed and determined that it has met all of the aggregation criteria required under SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"), to aggregate its multiple operating segments into one reportable segment. Therefore, all four operating regions have been aggregated together and are reported as a single segment consisting of the collection, transfer, recycling and disposal of non-hazardous solid waste primarily in the Western and Southern United States.

**New Accounting Pronouncements**

SFAS 153. In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29* ("SFAS 153"). SFAS 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and amends APB No. 29 to eliminate the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in annual fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 on January 1, 2006 did not have a material impact on the Company's financial position or results of operations.

SFAS 154. In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS 154") which replaces APB Opinion No. 20, *Accounting Changes* ("APB 20"), and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28*. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. Specifically, SFAS 154 requires "retrospective application" of the direct effect for a voluntary change in accounting principle to prior periods' financial statements, if it is practicable to do so. SFAS 154 also strictly redefines the term "restatement" to mean the correction of an error by revising previously issued financial statements. SFAS 154 replaces APB 20, which requires that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Unless adopted early, SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 on January 1, 2006 did not have an impact on the Company's financial position or results of operations.

FIN 48. On July 13, 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 requires a company to evaluate whether the tax position taken by a company will more likely than not be sustained upon examination by the appropriate taxing authority. It also provides guidance on how a company should measure the amount of benefit that the company is to recognize in its financial statements. Under FIN 48, a company should also classify a liability for unrecognized tax benefits as current to the extent the company anticipates making a payment within one year. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, the adoption of FIN 48 will have on its results of operations or financial position.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

EITF 06-3. In June 2006, the EITF issued EITF 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)* ("EITF 06-3"). EITF 06-3 provides guidance on the presentation in the income statement of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer. EITF 06-3 requires that taxes be presented in the income statement either on a gross basis (included in revenues and costs) or a net basis (excluded from revenues), and that this accounting policy decision be disclosed. EITF 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. The Company adopted EITF 06-3, as allowed in the guidance, effective October 1, 2006. The Company has historically reported and will continue to report taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction on a net basis. The adoption of EITF 06-3 did not have an impact on the Company's financial position or results of operations.

FSP EITF 00-19-2. In December 2006, the FASB issued FASB Staff Position EITF 00-19-2, *Accounting for Registration Payment Arrangements* ("FSP EITF 00-19-2") which provides guidance on the accounting for registration payment arrangements. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, *Accounting for Contingencies*. A registration payment arrangement is defined in FSP EITF 00-19-2 as an arrangement with both of the following characteristics: (1) the arrangement specifies that the issuer will endeavor (a) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the Securities and Exchange Commission within a specified grace period, and/or (b) to maintain the effectiveness of the registration statement for a specified period of time (or in perpetuity); and (2) the arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained. FSP EITF 00-19-2 is effective for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP EITF 00-19-2, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company does not expect the adoption of FSP EITF 00-19-2 to have a material impact on the Company's financial position or results of operations.

SFAS 157. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other existing accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. However, the application of this statement may change the current practice for fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact this statement will have on its financial position and results of operations.

SAB 108. In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company's financial position or results of operations.

AUG AIR-1. In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1, *Accounting for Planned Major Maintenance Activities* ("AUG AIR-1"), which provides guidance on which methods are allowed to properly account for planned major maintenance activities. The three accepted methods under AUG AIR-1 are direct expense, built-in overhaul, and deferral methods. AUG AIR-1 must be applied to the first fiscal year beginning after December 15, 2006. The Company early adopted AUG AIR-1, as allowed by the guidance, effective October 1, 2006. The Company has historically used and will continue to use the direct expense method for planned major maintenance activities. The adoption of AUG AIR-1 did not have an impact on the Company's financial position or results of operations.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

## 2. USE OF ESTIMATES AND ASSUMPTIONS

In preparing the Company's consolidated financial statements, several estimates and assumptions are made that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain of the information that is used in the preparation of the Company's consolidated financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is simply not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment. The most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty are related to the Company's accounting for landfills, self-insurance, deferred taxes, effective tax rate, allocation of acquisition purchase price and asset impairments and are discussed in Note 1. One additional area that involves estimation is when the Company estimates the amount of potential exposure it may have with respect to litigation, claims and assessments in accordance with SFAS No. 5, "Accounting for Contingencies." Actual results for all estimates could differ materially from the estimates and assumptions that the Company uses in the preparation of its consolidated financial statements.

## 3. DISCONTINUED OPERATIONS

In the third and fourth quarters of 2004, the Company disposed of all of its operations in the state of Georgia and a hauling operation in the state of Washington. The operations in Georgia were exchanged for hauling, transfer and disposal operations in Tennessee and Mississippi. In the second quarter of 2005, the Company disposed of a hauling operation in Utah and exited a landfill operating contract with a finite term in California. All periods presented have been restated to present the results for these operations as discontinued operations.

The table below reflects the discontinued operations as of December 31, 2004 and 2005 as follows:

| | Years Ended December 31, | |
|---|---|---|
| | 2004 | 2005 |
| Revenues | $ 16,098 | $ 1,367 |
| Operating expenses: | | |
| Cost of operations | 13,009 | 2,041 |
| Selling, general and administrative | 2,000 | 195 |
| Depreciation and amortization | 2,317 | 250 |
| Loss (gain) on disposal of assets and operations [a] | 210 | (197) |
| Operating loss | (1,438) | (922) |
| Other income, net | - | - |
| Loss from operations of discontinued operations | (1,438) | (922) |
| Income tax benefit | 351 | 343 |
| Loss on discontinued operations | $ (1,087) | $ (579) |

(a) Loss on disposal of assets and operations for the year end December 31, 2004 includes $62 of gain on the sale of the operations in Washington and $6 of gain on the disposal of the Company's Georgia operations.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Additionally, the table below reflects the disposed assets and liabilities related to these operations. Assets and liabilities disposed in 2005 related to the hauling operation in Utah and landfill operating contract in California were not material.

| | 2004 Disposals |
|---|---|
| Disposed assets: | |
| Accounts receivable | $ 1,271 |
| Prepaid expenses and other current assets | 106 |
| Other long-term assets | 452 |
| Property and equipment, net | 18,254 |
| Goodwill, net | 14,262 |
| Intangible assets, net | 108 |
| Disposed liabilities: | |
| Deferred revenue | (972) |
| Other liabilities | (39) |
| | $ 33,442 |

4. ACQUISITIONS

The Company's growth strategy includes the acquisition of solid waste businesses located in markets with significant growth opportunities. Acquisitions are accounted for under the purchase method of accounting. The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from their respective acquisition dates.

During 2005, the Company acquired Mountain Jack Environmental Services, Inc. and 17 non-hazardous solid waste businesses that were accounted for as purchases. Aggregate consideration for the acquisitions consisted of $78,889 in cash (net of cash acquired), $254 in notes payable to sellers, common stock warrants valued at $82 and the assumption of debt and long-term liabilities totaling $25,481.

During 2006, the Company acquired 14 non-hazardous solid waste collection, transfer and recycling businesses. Aggregate consideration for the acquisitions consisted of $37,445 in cash (net of cash acquired), $893 of net assets exchanged for new operations, common stock warrants valued at $115, and the assumption of debt totaling $3,266.

The purchase prices have been allocated to the identified intangible assets and tangible assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. The purchase price allocations are considered preliminary until the Company is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the "allocation period" for finalizing purchase price allocations does not exceed one year from the consummation of a business combination. In 2005, the Company completed a review of the income tax basis of the assets acquired in an acquisition completed in 1999. Based on the Company's review, the income tax basis of the assets acquired was revised and is less than the amount the Company initially recorded. In addition, the fair value of the assets recorded required revision based on the Company's 2005 review. As a result, the Company recorded a net increase of $19,807 to goodwill and a corresponding increase of $19,807 to deferred income tax liabilities. The impact on the Company's income statements for the year ended December 31, 2005 and on any prior period was inconsequential.

As of December 31, 2006, the Company had four acquisitions for which purchase price allocations were preliminary, mainly as a result of pending working capital valuations. The Company believes the potential changes to its preliminary purchase price allocations will not have a material impact on its financial condition, results of operations or cash flows.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

A summary of the purchase price allocations for acquisitions consummated in 2005 and preliminary purchase price allocations for the acquisitions consummated in 2006 is as follows:

| | 2005 Acquisitions | 2006 Acquisitions |
|---|---|---|
| Assets: | | |
| Accounts receivable | $ 3,641 | $ 902 |
| Prepaid expenses and other current assets | 439 | 332 |
| Property and equipment | 23,910 | 12,580 |
| Goodwill | 62,628 | 27,571 |
| Long-term franchise agreements and contracts | 5,170 | 1,859 |
| Indefinite-lived intangibles | 6,646 | - |
| Other intangibles | 9,575 | 964 |
| Non-competition agreements | 793 | 120 |
| Other assets | - | 591 |
| Liabilities: | | |
| Deferred revenue | (1,984) | (879) |
| Accounts payable | (2,455) | (214) |
| Accrued liabilities | (2,432) | (1,558) |
| Notes issued to sellers | (254) | - |
| Debt and long-term liabilities assumed | (25,481) | (3,266) |
| Deferred income taxes | (1,225) | (549) |
| Total consideration, net | $ 78,971 | $ 38,453 |

During the year ended December 31, 2005, the Company paid $1,960 of acquisition-related liabilities accrued at December 31, 2004. During the year ended December 31, 2006, the Company paid $1,149 of acquisition-related liabilities accrued at December 31, 2005.

The 14 acquisitions completed in the year ended December 31, 2004, were not material to the Company's results of operations. The 18 acquisitions completed in the year ended December 31, 2005, were not material to the Company's results of operations. The 14 acquisitions completed in the year ended December 31, 2006, were not material to the Company's results of operations.

Goodwill and long-term franchise agreements, contracts, and other intangibles acquired in 2005 totaling $60,645 and $20,074, respectively, are expected to be deductible for tax purposes. Goodwill and long-term franchise agreements, contracts, and other intangibles acquired in 2006 totaling $24,820 and $1,460, respectively, are expected to be deductible for tax purposes.

## 5. INTANGIBLE ASSETS

Intangible assets, exclusive of goodwill, consisted of the following at December 31, 2006:

| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|
| Amortizable intangible assets: | | | |
| Long-term franchise agreements and contracts | $ 58,592 | $ (7,354) | $ 51,238 |
| Non-competition agreements | 4,761 | (3,838) | 923 |
| Other | 13,470 | (3,381) | 10,089 |
| | 76,823 | (14,573) | 62,250 |
| Nonamortized intangible assets: | | | |
| Indefinite-lived intangible assets | 23,848 | - | 23,848 |
| Intangible assets, exclusive of goodwill | $ 100,671 | $ (14,573) | $ 86,098 |

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9. LONG-TERM DEBT

Long-term debt consists of the following:

| | Year Ended December 31, | |
|---|---|---|
| | 2005 | 2006 |
| Revolver under Credit Facility | $ 367,000 | $ 400,000 |
| 2026 Senior Convertible Notes | - | 200,000 |
| 2022 Floating Rate Convertible Subordinated Notes | 175,000 | - |
| 2001 Wasco Bonds | 12,165 | 11,740 |
| California Tax-Exempt Bonds | 24,045 | 20,090 |
| Notes payable to sellers in connection with acquisitions, uncollateralized, bearing interest at 5.5% to 7.5%, principal and interest payments due periodically with due dates ranging from 2010 to 2036 | 7,849 | 4,867 |
| Notes payable to third parties, collateralized by substantially all assets of certain subsidiaries of the Company, bearing interest at 5.1% to 11.0%, principal and interest payments due periodically with due dates ranging from 2007 to 2010 | 10,903 | 7,495 |
| | 596,962 | 644,192 |
| Less – current portion | (10,858) | (6,884) |
| | $ 586,104 | $ 637,308 |

**Credit Facility**

The Company has a senior revolving credit facility with a syndicate of banks for which Bank of America, N.A. acts as agent. The maximum borrowings available under the credit facility, were $650,000 and $750,000 as of December 31, 2005 and 2006, respectively. There is no maximum amount of standby letters of credit that can be issued; however, the issuance of standby letters of credit reduces the amount of total borrowings available. As of December 31, 2005, $367,000 was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $55,736. As of December 31, 2006, $400,000 was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $59,144. The credit facility matures in January 2012.

The borrowings under the credit facility bear interest, at the Company's option, at either the base rate plus the applicable base rate margin (7.3% and 8.25% at December 31, 2005 and 2006, respectively) on base rate loans, or the Eurodollar rate plus the applicable Eurodollar margin (approximately 5.4 % and 6.2% at December 31, 2005 and 2006, respectively) on Eurodollar loans. The applicable margins under the credit facility vary depending on the Company's leverage ratio, as defined in the credit agreement. As of December 31, 2005, these margins ranged from 0.875% to 2.00% for Eurodollar loans and up to 0.50% for base rate loans. As of December 31, 2006, these margins ranged from 0.75% to 1.375% for Eurodollar loans and 0.00% for base rate loans.

The credit facility requires the Company to pay an annual commitment fee on the unused portion of the facility. The commitment fee ranged from 0.20% to 0.50% as of December 31, 2005, and from 0.15% to 0.25% as of December 31, 2006.

The Company is able to increase the maximum borrowings under the credit facility to $1,000,000, provided that no event of default, as defined, has occurred, although no existing lender has any obligation to increase its commitment.

Virtually all of the Company's assets, including its interests in the equity securities of its subsidiaries, collateralize its obligations under the credit facility. The credit facility contains customary representations and warranties and places certain business, financial and operating restrictions on the Company relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, sale and leaseback transactions, and dividends, distributions and redemptions of capital stock. The credit agreement requires that the Company maintain specified financial ratios and balances, and obtain the lenders' approval of acquisitions in certain circumstances. As of December 31, 2005 and 2006, the Company was in compliance with all applicable covenants in the credit facility.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

A summary of the purchase price allocations for acquisitions consummated in 2005 and preliminary purchase price allocations for the acquisitions consummated in 2006 is as follows:

| | 2005 Acquisitions | 2006 Acquisitions |
|---|---|---|
| Assets: | | |
| Accounts receivable | $ 3,641 | $ 902 |
| Prepaid expenses and other current assets | 439 | 332 |
| Property and equipment | 23,910 | 12,580 |
| Goodwill | 62,628 | 27,571 |
| Long-term franchise agreements and contracts | 5,170 | 1,859 |
| Indefinite-lived intangibles | 6,646 | - |
| Other intangibles | 9,575 | 964 |
| Non-competition agreements | 793 | 120 |
| Other assets | - | 591 |
| Liabilities: | | |
| Deferred revenue | (1,984) | (879) |
| Accounts payable | (2,455) | (214) |
| Accrued liabilities | (2,432) | (1,558) |
| Notes issued to sellers | (254) | - |
| Debt and long-term liabilities assumed | (25,481) | (3,266) |
| Deferred income taxes | (1,225) | (549) |
| Total consideration, net | $ 78,971 | $ 38,453 |

During the year ended December 31, 2005, the Company paid $1,960 of acquisition-related liabilities accrued at December 31, 2004. During the year ended December 31, 2006, the Company paid $1,149 of acquisition-related liabilities accrued at December 31, 2005.

The 14 acquisitions completed in the year ended December 31, 2004, were not material to the Company's results of operations. The 18 acquisitions completed in the year ended December 31, 2005, were not material to the Company's results of operations. The 14 acquisitions completed in the year ended December 31, 2006, were not material to the Company's results of operations.

Goodwill and long-term franchise agreements, contracts, and other intangibles acquired in 2005 totaling $60,645 and $20,074, respectively, are expected to be deductible for tax purposes. Goodwill and long-term franchise agreements, contracts, and other intangibles acquired in 2006 totaling $24,820 and $1,460, respectively, are expected to be deductible for tax purposes.

## 5. INTANGIBLE ASSETS

Intangible assets, exclusive of goodwill, consisted of the following at December 31, 2006:

| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|
| Amortizable intangible assets: | | | |
| Long-term franchise agreements and contracts | $ 58,592 | $ (7,354) | $ 51,238 |
| Non-competition agreements | 4,761 | (3,838) | 923 |
| Other | 13,470 | (3,381) | 10,089 |
| | 76,823 | (14,573) | 62,250 |
| Nonamortized intangible assets: | | | |
| Indefinite-lived intangible assets | 23,848 | - | 23,848 |
| Intangible assets, exclusive of goodwill | $ 100,671 | $ (14,573) | $ 86,098 |

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The weighted-average amortization periods of long-term franchise agreements and contracts, non-competition agreements and other intangibles acquired during the year ended December 31, 2006 are 10 years, 7 years and 9 years, respectively.

Intangible assets, exclusive of goodwill, consisted of the following at December 31, 2005:

| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
|---|---|---|---|
| Amortizable intangible assets: | | | |
| Long-term franchise agreements and contracts | $ 56,617 | $ (5,351) | $ 51,266 |
| Non-competition agreements | 4,783 | (3,460) | 1,323 |
| Other | 13,106 | (1,892) | 11,214 |
| | 74,506 | (10,703) | 63,803 |
| Nonamortized intangible assets: | | | |
| Indefinite-lived intangible assets | 23,848 | - | 23,848 |
| Intangible assets, exclusive of goodwill | $ 98,354 | $ (10,703) | $ 87,651 |

The weighted-average amortization periods of long-term franchise agreements and contracts, non-competition agreements and other intangibles acquired during the year ended December 31, 2005 are 28 years, 5 years and 8 years, respectively.

The amounts assigned to indefinite-lived intangible assets consist of the value of certain perpetual rights to provide solid waste collection and transportation services in specified territories. These indefinite-lived intangible assets were subject to amortization prior to the Company's adoption of SFAS No. 142.

Estimated future amortization expense for the next five years of amortizable intangible assets is as follows:

| | |
|---|---|
| For the year ended December 31, 2007 | $ 3,987 |
| For the year ended December 31, 2008 | 3,855 |
| For the year ended December 31, 2009 | 3,610 |
| For the year ended December 31, 2010 | 3,534 |
| For the year ended December 31, 2011 | 3,438 |

Total amortization expense for intangible assets was $2,477, $3,070 and $4,080 for the years ended December 31, 2004, 2005 and 2006, respectively.

## 6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

| | Year Ended December 31, | |
|---|---|---|
| | 2005 | 2006 |
| Landfill site costs | $ 486,303 | $ 516,490 |
| Rolling stock | 194,199 | 216,941 |
| Land, buildings and improvements | 83,852 | 91,625 |
| Containers | 95,210 | 112,491 |
| Machinery and equipment | 89,365 | 105,955 |
| Construction in progress | 3,784 | 10,114 |
| | 952,713 | 1,053,616 |
| Less accumulated depreciation and depletion | (252,205) | (317,188) |
| | $ 700,508 | $ 736,428 |

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company's landfill depletion expense for the years ended December 31, 2004, 2005 and 2006 was $15,300, $16,844 and $18,854, respectively.

## 7. OTHER ASSETS, NET

Other assets, net, consist of the following:

| | Year Ended December 31, | |
|---|---|---|
| | 2005 | 2006 |
| Deferred financing costs | $ 8,654 | $ 9,028 |
| Investment in unconsolidated entity | 5,300 | 5,300 |
| Landfill closure receivable | 6,774 | 3,473 |
| Deposits | 927 | 869 |
| Unrealized interest-rate swap gains | 2,328 | 2,493 |
| Other | 2,781 | 3,655 |
| | $ 26,764 | $ 24,818 |

## 8. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

| | Year Ended December 31, | |
|---|---|---|
| | 2005 | 2006 |
| Insurance claims | $ 21,086 | $ 28,686 |
| Payroll and payroll-related | 10,620 | 14,389 |
| Interest payable | 2,615 | 2,797 |
| Acquisition-related | 1,613 | 2,522 |
| Income taxes payable | 3,873 | 2,933 |
| Other | 4,715 | 6,483 |
| | $ 44,522 | $ 57,810 |

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

## 9. LONG-TERM DEBT

Long-term debt consists of the following:

| | Year Ended December 31, | |
|---|---|---|
| | 2005 | 2006 |
| Revolver under Credit Facility | $ 367,000 | $ 400,000 |
| 2026 Senior Convertible Notes | - | 200,000 |
| 2022 Floating Rate Convertible Subordinated Notes | 175,000 | - |
| 2001 Wasco Bonds | 12,165 | 11,740 |
| California Tax-Exempt Bonds | 24,045 | 20,090 |
| Notes payable to sellers in connection with acquisitions, uncollateralized, bearing interest at 5.5% to 7.5%, principal and interest payments due periodically with due dates ranging from 2010 to 2036 | 7,849 | 4,867 |
| Notes payable to third parties, collateralized by substantially all assets of certain subsidiaries of the Company, bearing interest at 5.1% to 11.0%, principal and interest payments due periodically with due dates ranging from 2007 to 2010 | 10,903 | 7,495 |
| | 596,962 | 644,192 |
| Less – current portion | (10,858) | (6,884) |
| | $ 586,104 | $ 637,308 |

### Credit Facility

The Company has a senior revolving credit facility with a syndicate of banks for which Bank of America, N.A. acts as agent. The maximum borrowings available under the credit facility, were $650,000 and $750,000 as of December 31, 2005 and 2006, respectively. There is no maximum amount of standby letters of credit that can be issued; however, the issuance of standby letters of credit reduces the amount of total borrowings available. As of December 31, 2005, $367,000 was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $55,736. As of December 31, 2006, $400,000 was outstanding under the credit facility, exclusive of outstanding standby letters of credit of $59,144. The credit facility matures in January 2012.

The borrowings under the credit facility bear interest, at the Company's option, at either the base rate plus the applicable base rate margin (7.3% and 8.25% at December 31, 2005 and 2006, respectively) on base rate loans, or the Eurodollar rate plus the applicable Eurodollar margin (approximately 5.4 % and 6.2% at December 31, 2005 and 2006, respectively) on Eurodollar loans. The applicable margins under the credit facility vary depending on the Company's leverage ratio, as defined in the credit agreement. As of December 31, 2005, these margins ranged from 0.875% to 2.00% for Eurodollar loans and up to 0.50% for base rate loans. As of December 31, 2006, these margins ranged from 0.75% to 1.375% for Eurodollar loans and 0.00% for base rate loans.

The credit facility requires the Company to pay an annual commitment fee on the unused portion of the facility. The commitment fee ranged from 0.20% to 0.50% as of December 31, 2005, and from 0.15% to 0.25% as of December 31, 2006.

The Company is able to increase the maximum borrowings under the credit facility to $1,000,000, provided that no event of default, as defined, has occurred, although no existing lender has any obligation to increase its commitment.

Virtually all of the Company's assets, including its interests in the equity securities of its subsidiaries, collateralize its obligations under the credit facility. The credit facility contains customary representations and warranties and places certain business, financial and operating restrictions on the Company relating to, among other things, indebtedness, liens and other encumbrances, investments, mergers and acquisitions, asset sales, sale and leaseback transactions, and dividends, distributions and redemptions of capital stock. The credit agreement requires that the Company maintain specified financial ratios and balances, and obtain the lenders' approval of acquisitions in certain circumstances. As of December 31, 2005 and 2006, the Company was in compliance with all applicable covenants in the credit facility.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

**5.5% Convertible Subordinated Notes Due 2006**

In April 2001, the Company issued 5.5% Convertible Subordinated Notes due April 2006 (the "2006 Notes") with an aggregate principal amount of $150,000 in an offering pursuant to Rule 144A of the Securities Act of 1933, as amended. The 2006 Notes were uncollateralized, ranked junior to existing and future senior indebtedness, as defined in the indenture governing the notes, and were convertible at any time at the option of the holder into common stock at a conversion price of $25.35 per share. The notes were callable by the Company beginning April 2004 at an early call premium of 102.2%. In April 2004, the Company redeemed its 2006 Notes. Holders of the notes chose to convert a total of $123,648 principal amount of the notes into 4,876,968 shares of Waste Connections common stock at a price of approximately $25.35 per share, or approximately 39.443 shares per $1 principal amount of notes, plus cash in lieu of fractional shares. The Company redeemed the balance of $26,352 principal amount of the notes with proceeds from its credit facility at a redemption price of $1.022 per $1 principal amount of the notes. All holders of the notes also received accrued interest of $0.0275 per $1 principal amount of notes. As a result of the redemption, the Company recognized $1,478 of pre-tax expense ($1,125 net of taxes) in April 2004.

**Floating Rate Convertible Subordinated Notes due 2022**

In 2002, the Company issued Floating Rate Convertible Subordinated Notes due 2022 (the "2022 Notes") with an aggregate principal amount of $175,000 in an offering pursuant to Rule 144A of the Securities Act of 1933, as amended. The 2022 Notes were uncollateralized and ranked junior to all existing and future senior indebtedness, as defined in the indenture governing the 2022 Notes. The 2022 Notes bore interest at the 3-month LIBOR rate plus 50 basis points, payable quarterly (4.8%, as of December 31, 2005). The 2022 Notes required (subject to certain exceptions) payment of the principal value in cash and net share settle of the conversion value in excess of the principal value of the notes upon conversion and contained dividend protection provisions.

In April 2006, the Company called for redemption the $175,000 aggregate principal amount of its 2022 Notes, the redemption to occur on May 8 and June 5, 2006. Holders of the 2022 Notes had the right to convert their notes at any time prior to the end of the day that was two business days preceding the applicable redemption date. The Company paid approximately $175,000 in cash and issued 961,175 shares of its common stock in connection with the conversion and redemption. The Company funded the conversion and redemption with borrowings under its senior revolving credit facility. Additionally, the Company recorded a non-cash, pre-tax charge of $4,185 ($2,637 net of taxes) in other income (expense) for the write-off of unamortized debt issuance costs associated with the full $175,000 aggregate principal amount of the notes called for redemption.

**Senior Convertible Notes due 2026**

On March 20, 2006, the Company completed its offering of $200,000 aggregate principal amount of its 3.75% Convertible Senior Notes due 2026 ("2026 Notes") in an offering pursuant to Rule 144A of the Securities Act of 1933, as amended. The terms and conditions of the 2026 Notes are set forth in the Indenture, dated as of March 20, 2006, between the Company and U.S. Bank National Association, as trustee. The 2026 Notes rank equally in right of payment to all of the Company's other existing and future senior uncollateralized and unsubordinated indebtedness. The 2026 Notes rank senior in right of payment to all of the Company's existing and future subordinated indebtedness and are subordinated in right of payment to the Company's collateralized obligations to the extent of the assets collateralizing such obligations. The 2026 Notes bear interest at 3.75% per annum payable semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2006, until the maturity date of April 1, 2026. The Company's obligations under the 2026 Notes are not guaranteed by any third party.

The 2026 Notes are convertible into cash and, if applicable, shares of common stock based on an initial conversion rate of 19.6078 shares of common stock per $1 principal amount of 2026 Notes (which is equal to an initial conversion price of approximately $51.00 per share), subject to adjustment, and only under certain circumstances. Upon a surrender of the 2026 notes for conversion, the Company will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and its total conversion obligation. The Company will deliver shares of its common stock in respect of the remainder, if any, of its conversion obligation. The holders of the 2026 Notes who convert their notes in connection with a change in control (as defined in the Indenture) may be entitled to a make-whole premium in the form of an increase in the conversion rate.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Holders may surrender notes for conversion into cash and, if applicable, shares of the Company's common stock at an initial conversion price of $51.00 per share (equivalent to an initial conversion rate of 19.6078 shares per $1 principal amount of notes) at any time prior to the close of business on the maturity date, if the closing sale price of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the quarter preceding the quarter in which the conversion occurs, is more than 130% of the conversion price per share of the Company's common stock on that 30th day.

Beginning on April 1, 2010, the Company may redeem in cash all or part of the 2026 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, including additional interest, if any, and, if redeemed prior to April 1, 2011, an interest make-whole payment. The holders of the 2026 Notes have the ability to require the Company to repurchase all or a part of the 2026 Notes in cash on each of April 1, 2011, 2016 and 2021, and in the event of a change of control of the Company, at a purchase price of 100% of the principal amount of the 2026 Notes plus any accrued and unpaid interest, including additional interest, if any. The Company is amortizing the $5,534 debt issuance costs over a five-year term through the first put date, or April 1, 2011.

**Wasco Bond**

In December 1999, the Company completed a $13,600 tax-exempt bond financing for its Wasco subsidiary (the "Wasco Bond"). These funds were used for the acquisition, construction, furnishing, equipping and improving of a landfill located in Wasco County, Oregon (the "Landfill Project"). In March 2001, the Company refinanced the Wasco Bond by completing $13,600 of tax-exempt revenue bond financing through the issuance of three bonds (the "2001 Wasco Bonds"). The 2001 Wasco Bonds consist of $1,040 of 6.5% term bonds which were paid March 1, 2004, $4,085 of 7.0% term bonds due March 1, 2012 and $8,475 of 7.25% term bonds due March 1, 2021. On an annual basis, the Company is required to remit principal payments. The principal payment requirements in 2005 and 2006 were $395 and $425, respectively. The total future principal payment requirements are as follows: $455 in 2007, $485 in 2008, $525 in 2009, $560 in 2010, $600 in 2011, and $9,115 thereafter.

**California Tax-Exempt Bonds**

In June 1998, the Company completed a $1,800 tax-exempt bond financing for its Madera subsidiary (the "Madera Bond"). These funds were used for specified capital expenditures and improvements, including installation of a landfill gas recovery system. The bonds mature on May 1, 2016 and bear interest at variable rates based on market conditions for California tax-exempt bonds (approximately 3.6% and 3.9% at December 31, 2005 and 2006, respectively). The bonds are backed by a letter of credit issued by Bank of America under the senior revolving credit facility for $1,829.

In July 1998 and May 1999, Cold Canyon Landfill, Inc. and South County Sanitary Service, Inc., wholly-owned subsidiaries of the Company acquired in 2002, received a total of $9,490 from the issuance of tax-exempt bond financing (the "Cold Canyon and South County Bonds") through the California Pollution Control Financing Authority. These funds were used for specified capital expenditures and improvements. The outstanding balance of the South County Bond was $1,300 and $0 at December 31, 2005 and 2006, respectively. The outstanding balance of the Cold Canyon Bond was $5,845 at December 31, 2005 and 2006, respectively, with scheduled principal maturity of $5,845 in July 2008. The Cold Canyon Bond bears interest at variable rates based on market conditions for California tax-exempt bonds (approximately 3.6% and 3.9% at December 31, 2005 and 2006, respectively) and is backed by a letter of credit issued by Bank of America under the senior revolving credit facility for $5,931.

In June 1999, GreenWaste of Tehama, a wholly-owned subsidiary of the Company acquired in 2003, received a total of $3,435 from the issuance of tax-exempt bond financing (the "Tehama Bond") through California Pollution Control Financing Authority. These funds were used to finance improvements to and expansion of certain solid waste disposal facilities. The outstanding balance of the Tehama Bond was $1,175 and $700 at December 31, 2005 and 2006, respectively. The Tehama Bond matures on June 1, 2014 and bears interest at variable rates based on market conditions for California tax-exempt bonds (approximately 3.6% and 3.9% at December 31, 2005 and 2006, respectively), and is backed by a letter of credit issued by Bank of America under the senior revolving credit facility for $720. On an annual basis, the Company is required to remit principal payments. The principal payment requirements in 2005 and 2006 were $455 and $475, respectively. The total future principal payment requirements are as follows: $60 in 2007, $60 in 2008, $65 in 2009, $70 in 2010, $75 in 2011, and $370 thereafter.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

In August 1997 and October 2001, GreenTeam of San Jose, a wholly-owned subsidiary of the Company acquired in 2003, received a total of $18,040 from the issuance of tax-exempt bond financing (the "San Jose Bonds") through California Pollution Control Financing Authority. These funds were used for specified capital expenditures and improvements. The outstanding balance of the San Jose Bonds was $13,925 and $11,745 at December 31, 2005 and 2006, respectively. The San Jose Bonds mature on August 1, 2012 and September 1, 2016 and bear interest at variable rates based on market conditions for California tax-exempt bonds (approximately 3.6% and 3.9% at December 31, 2005 and 2006, respectively) and are backed by a letter of credit issued by Bank of America under the senior revolving credit facility for $12,013. On an annual basis, the Company is required to remit principal payments. The principal payment requirements in 2005 and 2006 were $1,185 and $2,180, respectively. The total future principal payment requirements are as follows: $2,305 in 2007, $2,420 in 2008, $2,545 in 2009, $850 in 2010, $885 in 2011, and $2,740 thereafter.

The Company has a total of $20,090 of tax-exempt bonds at December 31, 2006 that mature through 2016 that are remarketed weekly by a remarketing agent to effectively maintain a variable yield. If the remarketing agent is unable to remarket the bonds, then the remarketing agent can put the bonds to the Company. The Company has obtained standby letters of credit, issued under its senior revolving credit facility, to guarantee repayment of the bonds in this event. The Company classified these borrowings as long-term at December 31, 2006 because the borrowings are supported by standby letters of credit issued under the Company's senior revolving credit facility which is long-term.

As of December 31, 2006, aggregate contractual future principal payments by calendar year on long-term debt are due as follows:

| | |
|---|---|
| 2007 | $ 6,884 |
| 2008 | 12,667 |
| 2009 | 5,395 |
| 2010 | 1,771 |
| 2011 | 201,860 |
| Thereafter | 415,615 |
| | $ 644,192 |

## 10. COMMITMENTS AND CONTINGENCIES

### COMMITMENTS

**Leases**

The Company leases its facilities and certain equipment under non-cancelable operating leases for periods ranging from one to 20 years, with renewal options for certain leases. The Company's total rent expense under operating leases during the years ended December 31, 2004, 2005 and 2006 was $5,641, $7,422 and $8,137, respectively.

As of December 31, 2006, future minimum lease payments under these leases, by calendar year, are as follows:

| | |
|---|---|
| 2007 | $ 6,222 |
| 2008 | 5,410 |
| 2009 | 4,599 |
| 2010 | 4,227 |
| 2011 | 3,919 |
| Thereafter | 22,735 |
| | $ 47,112 |

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

**Financial Surety Bonds**

The Company uses financial surety bonds for a variety of corporate guarantees. The two largest uses of financial surety bonds are for municipal contract performance guarantees and landfill final capping, closure and post-closure financial assurance required under certain environmental regulations. Environmental regulations require demonstrated financial assurance to meet final capping, closure and post-closure requirements for landfills. In addition to surety bonds, these requirements may also be met through alternative financial assurance instruments, including insurance, letters of credit and restricted asset deposits.

At December 31, 2005 and 2006, the Company had provided customers and various regulatory authorities with surety bonds in the aggregate amount of approximately $80,447 and $96,862, respectively, to secure its landfill final capping, closure and post-closure requirements and $45,646 and $56,876, respectively, to secure performance under collection contracts and landfill operating agreements.

In 2003, the Company paid $5,300 to acquire a 9.9% interest in a company that, among other activities, issues financial surety bonds to secure final capping, landfill closure and post-closure obligations for companies operating in the solid waste industry. The Company accounts for this investment under the cost method of accounting. There have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. This investee company had written final capping, landfill closure and post-closure financial surety bonds for the Company, of which $66,327 and $79,405 were outstanding as of December 31, 2005 and 2006, respectively. The Company's reimbursement obligations under these bonds are secured by a pledge of its stock in the investee company.

**Put Option**

The minority interests holders of a majority-owned subsidiary of the Company have a currently exercisable put option to require the Company to complete the acquisition of this majority-owned subsidiary by purchasing their minority ownership interests for fair market value. The put option calculates the fair market value of the subsidiary based on its current operating income before depreciation and amortization, as defined in the put option agreement. The put option does not have a stated termination date. At December 31, 2006, the minority interests holders' pro rata share of the subsidiary's fair market value is estimated to be worth between approximately $82,000 and $97,000. Because the put is calculated at fair market value, no amounts have been accrued relative to the put option.

CONTINGENCIES

**Environmental Risks**

The Company is subject to liability for any environmental damage that its solid waste facilities may cause to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As of December 31, 2006, the Company is not aware of any significant environmental liabilities.

**Legal Proceedings**

The Company's subsidiary, High Desert Solid Waste Facility, Inc. (formerly known as Rhino Solid Waste, Inc.), owns undeveloped property in Chaparral, New Mexico, for which it sought a permit to operate a municipal solid waste landfill. After a public hearing, the New Mexico Environment Department approved the permit for the facility on January 30, 2002. Colonias Development Council, or CDC, a nonprofit organization, opposed the permit at the public hearing and appealed the Department's decision to the courts of New Mexico, primarily on the grounds that the Department failed to consider the social impact of the landfill on the community of Chaparral, and failed to consider regional planning issues. On July 18, 2005, in *Colonias Dev. Council v. Rhino*

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

*Envtl. Servs., Inc. (In re Rhino Envtl. Servs.), 2005 NMSC 24, 117 P.3d 939*, the New Mexico Supreme Court remanded the matter back to the Department to conduct a limited public hearing on certain evidence that CDC claims was wrongfully excluded from consideration by the hearing officer, and to allow the Department to reconsider the evidence already proffered concerning the impact of the landfill on the surrounding community's quality of life. The hearing is scheduled for April 2007, though the Company is seeking an extension. At December 31, 2006, the Company had $8,484 of capitalized expenditures related to this landfill development project. If the Company is not ultimately issued a permit to operate the landfill, the Company will be required to expense in a future period the $8,484 of capitalized expenditures, less the recoverable value of the undeveloped property and other amounts recovered, which would likely have a material adverse effect on the Company's reported income for that period.

The Company opened a municipal solid waste landfill in Harper County, Kansas in January 2006, following the issuance by the Kansas Department of Health and Environment ("KDHE") of a final permit to operate the landfill. This landfill has been opposed by a citizens' group calling itself "Tri-County Concerned Citizens" and others. On October 3, 2005, landfill opponents filed a suit *(Board of Commissioners of Sumner County, Kansas, Tri-County Concerned Citizens and Dalton Holland v. Roderick Bremby, Secretary of the Kansas Department of Health and Environment, et al.)* in the District Court of Shawnee County, Kansas (Case No. 05-C-1264), seeking a judicial review of the order, alleging that a site analysis prepared for the Company and submitted to the KDHE as part of the process leading to the issuance of the permit was deficient in several respects. The action sought to stay the effectiveness of the permit and to nullify it. The Company intervened in this case. On April 7, 2006, the District Court issued an order denying the plaintiffs' request for judicial review on the grounds that they lack standing to bring the action. The plaintiffs have appealed this decision to the Kansas Court of Appeals. While the Company believes that it will prevail in this case, a final adverse determination with respect to the permit would likely have a material adverse effect on the Company's reported income in the future.

Resourceful Environmental Services, Inc. ("RES") filed a complaint alleging that Waste Connections, Inc. and Waste Connections of Mississippi, LLC misrepresented their intention concerning the potential purchase of RES (*Resourceful Environmental Services, Inc. v. Waste Connections, et al.*, filed on December 31, 2002 in the Circuit Court of Tippah County, Mississippi, Case No. T-02-308). The Company considered acquiring RES in 2002 but ultimately decided not to. RES's complaint alleges misrepresentation and conspiracy based on alleged oral assurances that the acquisition would go forward. A trial is scheduled for June 4, 2007. Plaintiff is seeking compensatory damages of $400, and punitive damages of $50,000. The Company believes that this case is without merit. The Company has not established a reserve for this case, and it has no insurance coverage in the event of recovery by the plaintiff. An adverse determination in this case, coupled with a significant damage award to the plaintiff, could have an adverse effect on the Company's reported income in the period incurred.

On August 24, 2006, a purported shareholder derivative complaint was filed in the Superior Court of California, County of Sacramento, naming certain of the Company's current and former directors and officers as defendants, and naming the Company as a nominal defendant. The plaintiff in this suit purported to be one of the Company's stockholders who sought to bring claims on behalf of the Company against the defendants. The suit, captioned *Banister v. Mittelstaedt, et al.*, alleged breach of fiduciary duty and related claims based on alleged wrongdoing in connection with the timing of certain stock option grants. The complaint sought to recover unspecified damages and other relief on behalf of the Company, as well as payment of costs and attorneys fees. On October 25, 2006, a second purported shareholder derivative complaint was filed, naming the Company as a nominal defendant. The suit, captioned *Travis v. Mittelstaedt, et al.* and filed in the United States District Court for the Eastern District of California, alleges violations of various federal and California securities laws, breach of fiduciary duty, and related claims in connection with the timing of certain stock option grants. On October 30, 2006, the Company was served with a third purported shareholder derivative complaint, naming the Company as a nominal defendant. The suit, captioned *Nichols v. Mittelstaedt et al.* and filed in the Superior Court of California, County of Sacramento, contains allegations substantially similar to the earlier suits. On October 30, 2006, a fourth purported shareholder derivative suit, captioned *Pierce v. Mittelstaedt et al.*, was filed in the Superior Court of California, County of Sacramento. This suit contained allegations substantially similar to the earlier suits. The Company is informed that the plaintiffs in the *Banister* and *Pierce* cases are in the process of voluntarily dismissing their state court suits. On January 30, 2007, these same plaintiffs filed a purported derivative action in the same federal court as the *Travis* case. This case is captioned *Pierce and Banister v. Mittelstaedt et al.*, and is substantively identical to the *Travis* case but also alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. As is typical in this type of litigation, additional suits containing substantially similar allegations may be filed in the future. The Company has completed a review of its historical stock option granting practices, including all option grants since the Company's initial public offering in May 1998, and reported the results of the review to the Audit Committee of the Company's Board of Directors. The review identified a small number of immaterial exceptions to non-cash compensation expense

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

attributable to administrative and clerical errors. These exceptions are not material to the current and historical financial statements of the Company, and the Audit Committee concluded that no further action was necessary. As with any litigation proceeding, the Company cannot predict with certainty the eventual outcome of this pending litigation.

In the normal course of its business and as a result of the extensive governmental regulation of the solid waste industry, the Company is subject to various other judicial and administrative proceedings involving federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit held by the Company. From time to time the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of landfills and transfer stations, or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates.

In addition, the Company is a party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of the waste management business. Except as noted in the legal cases described above, as of December 31, 2006, there is no current proceeding or litigation involving the Company that the Company believes will have a material adverse impact on its business, financial condition, results of operations or cash flows.

**Guarantees**

The Company has guaranteed the tax-exempt bonds for its Wasco subsidiary. If this subsidiary fails to meet its obligations associated with tax-exempt bonds as they come due, the Company will be required to perform under the related guarantee agreement. No additional liability has been recorded for these guarantees because the underlying obligations are reflected in the Company's consolidated balance sheets. See Note 9 for information on the Wasco tax-exempt bond balances and maturities.

**Employees**

At December 31, 2006, the Company employed 4,310 full-time employees, of which 318, or approximately 7% of its workforce, are employed under collective bargaining agreements primarily with the Teamsters Union. These employees are subject to labor agreements that are subject to renegotiation periodically. The Company has 38 employees, or approximately 1% of its workforce, who work under collective bargaining agreements that are set to expire in 2007. The Company does not expect any significant disruption in its business in 2007 as a result of labor negotiations, employee strikes or organizational efforts.

## 11. STOCKHOLDERS' EQUITY

**Stock Split**

On May 26, 2004, the Company announced that its Board of Directors had declared a three-for-two stock split of its common stock, in the form of a 50% stock dividend to stockholders of record on June 10, 2004. Shares resulting from the split were distributed on June 24, 2004 (payment date). Shares, share price, per share amounts, common stock at par value and capital in excess of par value have been restated to reflect the effect of the stock split for all periods presented in this Form 10-K. As a result of the stock split, fractional shares equal to 837 whole shares were repurchased for $23.

**Share Repurchase Program**

The Company's Board of Directors has authorized a common stock repurchase program for the repurchase of up to $500,000 of common stock through December 31, 2008. Under the program, stock repurchases may be made in the open market or in privately negotiated transactions from time to time at management's discretion. The timing and amounts of any repurchases will depend on many factors, including the Company's capital structure, the market price of the common stock and overall market conditions. As of December 31, 2006, the Company had repurchased 8,443,805 shares of its common stock at a cost of $286,987, of which $278,059 was purchased under the approved program. As of December 31, 2006, the remaining maximum dollar value of shares available for purchase under the program was $221,941.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

**Common Stock**

Of the 54,489,303 shares of common stock authorized but unissued as of December 31, 2006, the following shares were reserved for issuance:

| | |
|---|---|
| Stock option plans | 6,765,447 |
| 2026 Convertible Senior Notes | 3,921,569 |
| Consultant Incentive Plan | 202,865 |
| Stock purchase warrants | 7,449 |
| 2002 Restricted stock plan | 50,582 |
| | 10,947,912 |

**Restricted Stock and Stock Options**

During 2002, the Company's Board of Directors adopted the 2002 Restricted Stock Plan in which selected employees, other than officers and directors, may participate. Restricted stock awards under the 2002 Restricted Stock Plan may or may not require a cash payment from a participant to whom an award is made. The awards become free of the stated restrictions over periods determined at the date of the grant, subject to continuing employment, the achievement of particular performance goals and/or the satisfaction of certain vesting provisions applicable to each award of shares. The Board of Directors authorizes the grant of any stock awards and determines the employees to whom shares are awarded, number of shares to be awarded, award period and other terms and conditions of the awards. Unvested shares of restricted stock may be forfeited and revert to the Company if a plan participant resigns from the Company and its subsidiaries, is terminated for cause or violates the terms of any noncompetition or nonsolicitation agreements to which that plan participant is bound (if such plan participant has been terminated without cause). A total of 142,500 shares of the Company's common stock were reserved for issuance under the 2002 Restricted Stock Plan. As of December 31, 2006, 19,833 shares of common stock were available for future grants of restricted stock under the 2002 Restricted Stock Plan. The fair value of restricted stock for the years ending December 31, 2004, 2005 and 2006 was determined based on the number of shares granted and the quoted price of the Company's common stock.

The following table summarizes activity for the 2002 Restricted Stock Plan:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2005 | 2006 |
| Restricted shares issued | 89,927 | 10,750 | - |
| Weighted average grant-date fair value of shares issued | $ 24.93 | $ 33.01 | $ - |
| Total fair value of restricted shares issued | $ 2,242 | $ 355 | $ - |
| Restricted shares becoming free of restrictions | 7,394 | 25,983 | 30,897 |
| Weighted average restriction period (in years) | 3.0 | 3.0 | - |

In 1997, the Company's Board of Directors adopted the 1997 Stock Option Plan in which all officers, employees, directors and consultants may participate. Options granted under the 1997 Stock Option Plan may either be incentive stock options or nonqualified stock options, generally have a term of 10 years from the date of grant, and will vest over periods determined at the date of grant. The exercise prices of the options are determined by the Company's Board of Directors and, in the case of incentive stock options, will be at least 100% or 110% of the fair market value of the Company's common stock on the date of grant as provided for in the 1997 Stock Option Plan. The 1997 Stock Option Plan provides for the reservation of common stock for issuance thereunder equal to 5,250,000 shares. As of December 31, 2006, options for 53,746 shares of common stock were available for future grants under the 1997 Stock Option Plan.

In 2002, the Company's Board of Directors authorized two additional equity-based compensation plans: the 2002 Stock Option Plan and 2002 Senior Management Equity Incentive Plan. A total of 3,750,000 shares of the Company's common stock were reserved for future issuance under the 2002 Stock Option Plan. Participation in the 2002 Stock Option Plan is limited to consultants and employees, other than officers and directors. Options granted under the 2002 Stock Option Plan are nonqualified stock options and

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

have a term of no longer than 10 years from the date they are granted. Options generally become exercisable in installments pursuant to a vesting schedule set forth in each option agreement. The Board of Directors authorizes the granting of options and determines the employees and consultants to whom options are to be granted, the number of shares subject to each option, the exercise price, option term, vesting schedule and other terms and conditions of the options. A total of 4,500,000 shares of the Company's common stock were reserved for future issuance under the 2002 Senior Management Equity Incentive Plan. The Company's stockholders approved the 2002 Senior Management Equity Incentive Plan on May 16, 2002. Participation in the 2002 Senior Management Equity Incentive Plan is limited to officers and directors of the Company and its subsidiaries. Options granted under the 2002 Senior Management Equity Incentive Plan may be either incentive stock options or nonqualified stock options and have a term of no longer than 10 years from the date they are granted. Options generally become exercisable in installments pursuant to a vesting schedule set forth in each option agreement. The Board of Directors authorizes the granting of options and determines the officers and directors to whom options are to be granted, the number of shares subject to each option, the exercise price, option term, vesting schedule and other terms and conditions of the options. In the case of incentive stock options, the exercise price will be at least 100% or 110% of the fair market value of the Company's common stock on the date of grant as provided for in the 2002 Senior Management Equity Incentive Plan. As of December 31, 2006, options for 82,920 and 1,059,110 shares of common stock were available for future grants under the 2002 Stock Option Plan and 2002 Senior Management Equity Incentive Plan, respectively.

In 2004, the Company's Board of Directors authorized the 2004 Equity Incentive Plan. On May 25, 2006, the stockholders of the Company approved the Second Amended and Restated 2004 Equity Incentive Plan. A total of 1,850,000 shares of the Company's common stock are reserved for future issuance under the 2004 Equity Incentive Plan, all of which may be used for grants of stock options, restricted stock, and/or restricted stock units. Participation in the 2004 Equity Incentive Plan is limited to consultants and employees, including officers and directors. Options granted under the 2004 Equity Incentive Plan are nonqualified stock options and have a term of no longer than five years from the date they are granted. Restricted stock, restricted stock units, and options generally vest in installments pursuant to a vesting schedule set forth in each option or restricted stock or unit agreement. The Board of Directors authorizes the granting of options, restricted stock and restricted stock units, and determines the employees and consultants to whom options, restricted stock, and restricted stock units are to be granted, the number of shares subject to each option, restricted stock, or restricted stock unit, the exercise price, term, vesting schedule and other terms and conditions of the options, restricted stock, or restricted stock units. The exercise prices of the options shall not be less than the fair market value of the Company's common stock on the date of grant. Restricted stock awards under the plan may or may not require a cash payment from a participant to whom an award is made; restricted stock unit awards under the plan do not require any cash payment from the participant to whom an award is made. The fair value of restricted stock units granted during the years ending December 31, 2004, 2005 and 2006 was determined based on the number of stock units granted and the quoted price of the Company's common stock. As of December 31, 2006, 788,125 shares of common stock were available to be issued pursuant to future awards granted under the 2004 Equity Incentive Plan.

The following table summarizes restricted stock units activity for the 2004 Equity Incentive Plan:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2004** | **2005** | **2006** |
| Restricted stock units issued | - | 43,500 | 328,000 |
| Weighted average grant-date fair value of restricted stock units issued | $ - | $ 35.70 | $ 35.05 |
| Total fair value of restricted stock units issued | $ - | $ 1,553 | $ 11,496 |
| Restricted stock units becoming free of restrictions | - | 3,940 | 6,855 |
| Weighted average restriction period (in years) | - | 5.7 | 4.6 |

On October 27, 2005, the Company's Board of Directors accelerated the vesting of outstanding options previously awarded to employees. As a result of the accelerated vesting of stock options in advance of the effective date of Statement of Financial Accounting Standards (SFAS) No. 123R, "Share Based Payment," the Company incurred a non-cash charge of approximately $1,617 ($1,021 net of taxes), which was based upon the in-the-money value at the time of acceleration associated only with an estimated number of options that might have been forfeited unexercisable pursuant to their original terms, absent acceleration.

As of December 31, 2004, 2005 and 2006, a total of 1,226,284, 5,482,934 and 4,098,809 options to purchase common stock were exercisable under all stock option plans, respectively.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

A summary of the Company's stock option activity and related information for the years ended December 31, 2004, 2005 and 2006 is presented below:

| | Number of Shares (Options) | Weighted Average Exercise Price |
|---|---|---|
| Outstanding as of December 31, 2003 | 5,435,592 | $ 18.86 |
| Granted | 2,351,454 | 25.06 |
| Forfeited | (215,129) | 21.55 |
| Exercised | (2,112,621) | 17.37 |
| Outstanding as of December 31, 2004 | 5,459,296 | 22.01 |
| Granted | 1,670,125 | 33.11 |
| Forfeited | (254,500) | 24.58 |
| Exercised | (1,391,987) | 20.63 |
| Outstanding as of December 31, 2005 | 5,482,934 | 25.62 |
| Granted | 345,600 | 34.81 |
| Forfeited | (21,150) | 34.96 |
| Exercised | (1,374,375) | 23.39 |
| Outstanding as of December 31, 2006 | 4,433,009 | 26.99 |

The following table summarizes information about stock options outstanding as of December 31, 2006:

| | Options Outstanding | | | Options Exercisable | | |
|---|---|---|---|---|---|---|
| Exercise Price | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (in years) | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (in years) |
| $ 7.00 to $14.00 | 16,000 | $ 8.02 | 2.9 | 16,000 | $ 8.02 | 2.9 |
| $14.01 to $22.00 | 1,152,125 | 20.18 | 5.7 | 1,152,125 | 20.18 | 5.7 |
| $22.01 to $30.00 | 1,501,199 | 24.84 | 7.0 | 1,501,199 | 24.84 | 7.0 |
| $30.01 to $40.00 | 1,763,685 | 33.43 | 6.9 | 1,429,485 | 33.11 | 6.3 |
| | 4,433,009 | 26.99 | 6.6 | 4,098,809 | 26.35 | 6.4 |

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2006 was $64,561 and $62,308, respectively.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

A summary of option activity under the foregoing stock option plans as of December 31, 2005, and changes during the year ending December 31, 2006, is presented below:

| | Unvested Shares | Vested Shares | Total Shares | Weighted-Average Exercise Price |
|---|---|---|---|---|
| Outstanding at December 31, 2005 | - | 5,482,934 | 5,482,934 | $ 25.62 |
| Granted | 344,600 | 1,000 | 345,600 | 34.81 |
| Forfeited | (10,400) | (10,750) | (21,150) | 34.96 |
| Exercised | - | (1,374,375) | (1,374,375) | 23.39 |
| Outstanding at December 31, 2006 | 334,200 | 4,098,809 | 4,433,009 | 26.99 |

The total intrinsic value of stock options exercised during the years ending December 31, 2004, 2005 and 2006 was $22,203, $20,116 and $20,299, respectively. The total fair value of stock options vested during the years ending December 31, 2004, 2005 and 2006 was $11,645, $35,300 and $8, respectively.

A summary of activity related to restricted stock and restricted stock units under the 2002 Restricted Stock Plan and the 2004 Equity Incentive Plan as of December 31, 2005, and changes during the year ending December 31, 2006, is presented below:

| | Unvested Shares | Weighted-Average Grant Date Fair Value Per Share |
|---|---|---|
| Outstanding at December 31, 2005 | 102,867 | $ 36.29 |
| Granted | 328,000 | 35.05 |
| Forfeited | (13,829) | 35.25 |
| Vested | (37,752) | 36.64 |
| Outstanding at December 31, 2006 | 379,286 | 35.22 |

**Stock Purchase Warrants**

In 2002, the Company's Board of Directors authorized the 2002 Consultant Incentive Plan, under which warrants to purchase the Company's common stock may be issued to certain consultants to the Company. Warrants awarded under the Consultant Incentive Plan are subject to a vesting schedule set forth in each warrant agreement. Historically, warrants issued have been fully vested and exercisable at the date of grant. The Board of Directors authorizes the issuance of warrants and determines the consultants to whom warrants are to be issued, the number of shares subject to each warrant, the purchase price, exercise date and period, warrant term and other terms and conditions of the warrants. The Board reserved 300,000 shares of the Company's common stock for future issuance under the Consultant Incentive Plan. As of December 31, 2006, 173,302 shares of common stock were available for future grants of warrants under the 2002 Consultant Incentive Plan. The Company issued 48,685, 14,800 and 10,263 warrants under the Consultant Incentive Plan during the years ended December 31, 2004, 2005 and 2006, respectively.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

A summary of warrant activity as of December 31, 2005, and changes during the year ending December 31, 2006 is presented below:

| | Warrants | Weighted-Average Exercise Price |
|---|---|---|
| Outstanding at December 31, 2005 | 61,099 | $ 23.52 |
| Granted | 10,263 | 39.48 |
| Forfeited | - | - |
| Exercised | (34,350) | 22.79 |
| Outstanding at December 31, 2006 | 37,012 | 28.62 |

The following table summarizes information about warrants outstanding as of December 31, 2005 and 2006:

| Grant Date | Warrants Issued | Exercise Price | Fair Value of Warrants Issued | Outstanding at December 31, 2005 | Outstanding at December 31, 2006 |
|---|---|---|---|---|---|
| February 1998 | 300,000 | $ 2.67 | $ 954 | 9,999 | 6,699 |
| Throughout 2002 | 96,915 | 17.35 to 24.67 | 577 | 750 | 750 |
| Throughout 2003 | 61,500 | 19.47 to 24.55 | 173 | 750 | 750 |
| Throughout 2004 | 43,050 | 23.25 to 27.37 | 223 | 34,800 | 3,750 |
| Throughout 2005 | 14,800 | 29.62 to 37.87 | 136 | 14,800 | 14,800 |
| Throughout 2006 | 10,263 | 34.10 to 41.20 | 115 | - | 10,263 |
| | | | | 61,099 | 37,012 |

The warrants are exercisable when granted and expire between 2007 and 2011.

Warrants issued to consultants are valued using the Black-Scholes pricing model with assumed stock price volatility and risk-free interest rates similar to those used for stock options, and with an expected life of five years. Warrants issued to consultants are recorded as an element of the related cost of acquisitions or landfill development projects, based on the services provided by the consultant.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

## 12. COMPREHENSIVE INCOME

Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-stockholder sources. The components of other comprehensive income (loss) and related tax effects for the years ended December 31, 2004, 2005 and 2006 are as follows:

| | Year Ended December 31, 2004 | | |
|---|---|---|---|
| | Gross | Tax effect | Net of tax |
| Amounts reclassified into earnings | $ 649 | $ (240) | $ 409 |
| Changes in fair value of interest rate swaps | 3,289 | (1,226) | 2,063 |
| | $ 3,938 | $ (1,466) | $ 2,472 |

| | Year Ended December 31, 2005 | | |
|---|---|---|---|
| | Gross | Tax effect | Net of tax |
| Amounts reclassified into earnings | $ (1,904) | $ 708 | $ (1,196) |
| Changes in fair value of interest rate swaps | 5,194 | (1,916) | 3,278 |
| | $ 3,290 | $ (1,208) | $ 2,082 |

| | Year Ended December 31, 2006 | | |
|---|---|---|---|
| | Gross | Tax effect | Net of tax |
| Amounts reclassified into earnings | $ (6,842) | $ 2,599 | $ (4,243) |
| Changes in fair value of interest rate swaps | 3,955 | (1,602) | 2,353 |
| | $ (2,887) | $ 997 | $ (1,890) |

The estimated net amount of the existing unrealized gains as of December 31, 2006 (based on the interest rate yield curve at that date) included in accumulated other comprehensive income expected to be reclassified into pre-tax earnings within the next 12 months is $2,490. The timing of actual amounts reclassified into earnings is dependent on future movements in interest rates.

## 13. INCOME TAXES

The provision for income taxes before discontinued operations and the cumulative effect of the change in accounting principle for the years ended December 31, 2004, 2005 and 2006 consists of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2005 | 2006 |
| Current: | | | |
| Federal | $ 14,237 | $ 45,676 | $ 18,759 |
| State | 1,448 | 3,182 | 2,985 |
| Deferred: | | | |
| Federal | 25,484 | (761) | 24,223 |
| State | 1,082 | (31) | 2,362 |
| Provision before discontinued operations | $ 42,251 | $ 48,066 | $ 48,329 |
| Discontinued operations | (351) | (343) | - |
| | $ 41,900 | $ 47,723 | $ 48,329 |

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Significant components of deferred income tax assets and liabilities are as follows as of December 31, 2005 and 2006:

| | 2005 | 2006 |
|---|---|---|
| Deferred income tax assets: | | |
| Accounts receivable reserves | $ 1,046 | $ 1,341 |
| Accrued expenses | 6,132 | 8,210 |
| Self-insurance reserves | 3,471 | 4,291 |
| Net operating losses from acquired subsidiaries | 946 | 298 |
| Stock options | 493 | 1,293 |
| Other | 1,384 | - |
| Gross deferred income tax assets | 13,472 | 15,433 |
| Less: Valuation allowance | - | - |
| Net deferred income tax assets | 13,472 | 15,433 |
| Deferred income tax liabilities: | | |
| Amortization | (54,835) | (75,874) |
| Depreciation | (119,853) | (116,853) |
| Landfill closure/post-closure | - | (11,180) |
| Interest rate swap | (2,911) | (1,914) |
| Prepaid expenses | (4,386) | (4,990) |
| Other | (1,509) | (781) |
| Total deferred income tax liabilities | (183,494) | (211,592) |
| Net deferred income tax liability | $ (170,022) | $ (196,159) |

In 2006, the Company received written approval from the Internal Revenue Service to exclude probable expansion airspace from its calculation of landfill final capping, closure and post-closure costs for tax purposes. As a result of this change, the Company's deferred income tax liabilities increased by approximately $11,180 during 2006, and the Company recognized a current tax benefit of approximately $10,216, a majority of which was used to offset tax payment requirements during the year ended December 31, 2006.

During the years ended December 31, 2005 and 2006, the Company reduced its taxes payable by $7,338 and $7,728, respectively, as a result of the exercise of non-qualified stock options, the vesting of restricted stock and restricted stock units, and the disqualifying disposition of incentive stock options. These amounts were recorded in additional paid-in capital.

The Internal Revenue Service is auditing the Company's consolidated tax return for the fiscal year 2004. Management believes that the tax liabilities recorded are adequate. However, a significant assessment in excess of liabilities recorded against the Company could have a material adverse effect on the Company's financial position, results of operations or cash flows.

The differences between the Company's provision for income taxes as presented in the accompanying statements of operations and provision for income taxes computed at the federal statutory rate consist of the items shown in the following table as a percentage of pre-tax income:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2005 | 2006 |
| Income tax provision at the statutory rate | 35.0% | 35.0% | 35.0% |
| State taxes, net of federal benefit | 1.2 | 1.3 | 2.9 |
| Other | 0.3 | - | 0.5 |
| | 36.5% | 36.3% | 38.4% |

At December 31, 2006, the Company had approximately $774 of federal and state net operating loss ("NOL") carryforwards. During each of the two years ended December 31, 2005 and 2006, the Company utilized $2,746 and $1,741 of net operating losses to

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

reduce current tax expense by $1,016 and $661, respectively. At December 31, 2006, the federal and state NOL carryforwards have expiration dates through 2022. While the Company expects to realize the deferred tax assets, changes in estimates of future taxable income or in tax laws may alter this expectation.

## 14. NET INCOME PER SHARE INFORMATION

The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income per share for the years ended December 31, 2004, 2005 and 2006:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2005 | 2006 |
| Numerator: | | | |
| Net income for basic earnings per share | $ 72,271 | $ 83,943 | $ 77,423 |
| Interest expense on 2006 Convertible Subordinated Notes, net of tax effects | 1,706 | - | - |
| Net income for diluted earnings per share | $ 73,977 | $ 83,943 | $ 77,423 |
| Denominator: | | | |
| Basic shares outstanding | 46,581,441 | 46,700,649 | 45,424,084 |
| Dilutive effect of 2006 Convertible Subordinated Notes | 1,706,874 | - | - |
| Dilutive effect of 2022 Convertible Subordinated Notes | 20,525 | 389,754 | 262,017 |
| Dilutive effect of stock options and warrants | 1,133,374 | 1,091,993 | 1,164,522 |
| Dilutive effect of restricted stock | 28,003 | 28,905 | 88,492 |
| Diluted shares outstanding | 49,470,217 | 48,211,301 | 46,939,115 |

The Company's 2006 Notes were convertible at any time at the option of the holders into a total of 5,917,163 shares of common stock. These shares were included in the computation of diluted net income per share in the year ended December 31, 2004, until they were converted in April 2004 (see Note 9). The Company's 2022 Notes were convertible, under certain circumstances, into a maximum of 5,424,668 shares of common stock until they were redeemed in May and June 2006 (see Note 9). The 2022 Notes required (subject to certain exceptions) payment of the principal value in cash and net share settle of the conversion value in excess of the principal value of the notes upon conversion. In accordance with EITF 04-8, *The Effect of Contingently Convertible Instruments on Diluted Earnings per Share*, the Company has included the dilutive effect of the conversion value in excess of the principal value of the notes.

The Company's 2026 Notes are convertible, under certain circumstances, into a maximum of 3,921,569 shares of common stock. The 2026 Notes require (subject to certain exceptions) payment of the principal value in cash and net share settle of the conversion value in excess of the principal value of the notes upon conversion. In accordance with EITF 04-8, these shares have not been included in the computation of diluted net income per share for the year ended December 31, 2006 because the conversion value was not in excess of the principal value of the notes. In addition, the conversion feature of the 2026 Notes meet all the requirements of EITF 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*, to be accounted for as an equity interest and not as a derivative. Therefore, in the event the 2026 Notes become convertible, a holder electing to convert will receive a cash payment for the principal amount of the debt and net shares of the Company's common stock equal to the value of the conversion spread, which the Company will account for as a debt repayment with no gain or loss, and the issuance of common stock will be recorded in stockholders' equity.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Additionally, as of December 31, 2005 and 2006, the following stock options and warrants were not included in the computation of diluted net income per share because to do so would have been antidilutive:

| | December 31, 2005 | | December 31, 2006 | |
|---|---|---|---|---|
| | Number of Shares | Exercise Price Range | Number of Shares | Exercise Price Range |
| Outstanding options | 67,500 | $34.87 to $38.06 | 8,000 | $38.06 to $39.89 |
| Outstanding warrants | 3,500 | $37.17 to $37.87 | 8,225 | $38.73 to $41.20 |
| | 71,000 | | 16,225 | |

15. EMPLOYEE BENEFIT PLANS

WCI has a voluntary savings and investment plan (the "WCI 401(k) Plan"). The WCI 401(k) Plan is available to all eligible, non-union employees of WCI. Under the WCI 401(k) Plan, WCI's contributions were 50% of the first 5% of the participating employee's base salary contributed in December 31, 2005 and 2006. The Murrey Companies, wholly-owned subsidiaries of the Company, have a voluntary savings and investment plan (the "Murrey 401(k) Plan"). The Murrey 401(k) Plan is available to all eligible, non-union employees of the Murrey Companies. Under the Murrey 401(k) Plan, the Murrey Companies' contributions are at the discretion of management. During the years ended December 31, 2004, 2005 and 2006, total employer expenses, including employer contributions, for the WCI and Murrey 401(k) Plans was approximately $2,783, $3,203 and $3,497, respectively.

Effective for compensation paid on and after July 1, 2004, the Company established a Deferred Compensation Plan for eligible employees (the "Deferred Compensation Plan"). The Deferred Compensation Plan is a non-qualified deferred compensation program under which the eligible participants, including officers and certain employees who meet a minimum salary threshold, may voluntarily elect to defer up to 80% of their base salaries, up to 100% of their bonuses and commissions and 100% of income from restricted stock vesting. Members of the Company's Board of Directors are eligible to participate in the Deferred Compensation Plan with respect to their Director fees. Although the Company periodically contributes the amount of its obligation under the plan to a trust on the benefit of the participants, the amounts of any compensation deferred under the Plan constitute an unsecured obligation of the Company to pay the participants in the future and, as such, are subject to the claims of other creditors in the event of insolvency proceedings. Participants may elect certain future distribution dates on which all or a portion of their accounts will be paid to them in cash, including in the case of a change in control of the Company. In addition to the amount of their contributions, the Company will pay participants a return based on the returns of various mutual funds or measurement funds selected by the participants. The measurement funds are used only to determine the amount of return the Company pays to participants and participant funds are not actually invested in the measurement fund. The total liability for deferred compensation at December 31, 2005 and 2006 was $898 and $1,577, respectively.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

## 16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table summarizes the unaudited consolidated quarterly results of operations as reported for 2005:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Revenues | $ 164,444 | $ 180,265 | $ 188,745 | $ 188,445 |
| Operating income | 38,663 | 43,627 | 46,480 | 39,279 |
| Income from continuing operations | 19,560 | 21,786 | 24,475 | 18,701 |
| Income (loss) on discontinued operations, net of tax | (201) | (378) | - | - |
| Net income | 19,359 | 21,408 | 24,475 | 18,701 |
| Basic income per common share: | | | | |
| Before discontinued operations | 0.41 | 0.47 | 0.53 | 0.41 |
| Net income per common share | 0.41 | 0.46 | 0.53 | 0.41 |
| Diluted income per common share: | | | | |
| Before discontinued operations | 0.40 | 0.45 | 0.51 | 0.40 |
| Net income per common share | 0.40 | 0.44 | 0.51 | 0.40 |

The table above restates all periods presented for the effect of the discontinued operations in 2005 (see Note 3).

The following table summarizes the unaudited consolidated quarterly results of operations as reported for 2006:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Revenues | $ 190,169 | $ 206,970 | $ 216,547 | $ 210,668 |
| Operating income | 39,155 | 40,803 | 47,531 | 43,897 |
| Income from continuing operations | 15,723 | 19,200 | 21,873 | 20,627 |
| Net income | 15,723 | 19,200 | 21,873 | 20,627 |
| Basic income per common share | 0.34 | 0.43 | 0.48 | 0.45 |
| Diluted income per common share | 0.33 | 0.41 | 0.47 | 0.44 |

## 17. SUBSEQUENT EVENT

On February 12, 2007, the Company announced that its Board of Directors has authorized a three-for-two split of its common stock, in the form of a 50% stock dividend, payable March 13, 2007, to stockholders of record as of February 27, 2007. To effect the three-for-two stock split, one additional share of the Company's common stock will be issued on March 13, 2007 for every two shares of common stock held by stockholders of record as of the close of business on February 27, 2007. The Company's stock will begin trading at the split-adjusted price on March 14, 2007. Fractional share amounts will be paid in cash based on the closing market price on the record date. The Company has not restated any share or per share amounts as a result of this stock split within this report.

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The following table reflects the effect of the three-for-two stock split on basic and diluted earnings per common share for the years ending December 31, 2004, 2005 and 2006 (unaudited):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2005 | 2006 |
| Basic earning per common share: | | | |
| Income from continuing operations | $ 1.05 | $ 1.21 | $ 1.14 |
| Discontinued operations | (0.02) | (0.01) | - |
| Net income per common share | $ 1.03 | $ 1.20 | $ 1.14 |
| Diluted earnings per common share: | | | |
| Income from continuing operations | $ 1.01 | $ 1.17 | $ 1.10 |
| Discontinued operations | (0.01) | (0.01) | - |
| Net income per common share | $ 1.00 | $ 1.16 | $ 1.10 |
| Shares used in calculating basic income per common share | 69,872,162 | 70,050,974 | 68,136,126 |
| Shares used in calculating diluted income per common share | 74,205,326 | 72,316,952 | 70,408,673 |

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

**Disclosure Controls and Procedures**

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006, at the reasonable assurance level such that information required to be disclosed in our Exchange Act reports: (1) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (2) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. This process includes policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and any dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles; (3) provide reasonable assurance that receipts and expenditures of ours are being made only in accordance with authorizations of our management; and (4) provide reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material affect on our financial statements would be prevented or timely detected.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our internal control over financial reporting as of December 31, 2006. In conducting our evaluation, we used the framework set forth in the report titled "Internal Control – Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in its report which appears in Item 8 of this Annual Report of Form 10-K.

**Changes in Internal Control Over Financial Reporting**

Based on an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, there has been no change to our internal control over financial reporting that occurred during the three month period ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth above in Part I under "Executive Officers of the Registrant" and in the paragraph below, the information required by Item 10 has been omitted from this report, and is incorporated by reference to the sections "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement for the 2007 Annual Meeting of Stockholders, which we will file with the Commission pursuant to Regulation 14A within 120 days after the end of our 2006 fiscal year.

We have adopted a Code of Conduct and Ethics that applies to our officers, including our principal executive officer, principal financial officer, principal accounting officer and all other officers, directors and employees. We have also adopted Corporate Governance Guidelines to promote the effective functioning of our Board of Directors and its Committees, to promote the interests of stockholders and to ensure a common set of expectations concerning how the Board, its Committees and Management should perform their respective functions. Our Code of Conduct and Ethics and our Corporate Governance Guidelines are available on our website at http://www.wasteconnections.com as are the charters of our Board's Audit, Nominating and Corporate Governance and Compensation Committees. Information on the website is not incorporated by reference to this report. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendments to, or waiver from, a provision of our Code of Conduct by posting such information on our website.

Stockholders may also obtain copies of the Corporate Governance documents discussed above by contacting the Secretary of Waste Connections at the address or phone number listed on the cover page of this Annual Report.

### ITEM 11. EXECUTIVE COMPENSATION

Information required by Item 11 has been omitted from this report and is incorporated by reference to the section "Executive Compensation" in our definitive Proxy Statement for the 2007 Annual Meeting of Stockholders.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by Item 12 has been omitted from this report and is incorporated by reference to the sections "Principal Stockholders" and "Equity Compensation Plan Information" in our definitive Proxy Statement for the 2007 Annual Meeting of Stockholders.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by Item 13 has been omitted from this report and is incorporated by reference to the sections "Certain Relationships and Related Transactions" and "Election of Directors" in our definitive Proxy Statement for the 2007 Annual Meeting of Stockholders.

### ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by Item 14 has been omitted from this report and is incorporated by reference to the section "Appointment of Independent Registered Public Accounting Firm" in our definitive Proxy Statement for the 2007 Annual Meeting of Stockholders.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) See Index to Consolidated Financial Statements on page 41. The following Financial Statement Schedule is filed herewith on page 87 and made a part of this Report:

Schedule II - Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(b) See Exhibit Index immediately following signature pages.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waste Connections, Inc.

By: /s/ Ronald J. Mittelstaedt
Ronald J. Mittelstaedt
Chief Executive Officer and Chairman

Date: February 13, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald J. Mittelstaedt and Worthing F. Jackman, jointly and severally, his true and lawful attorneys-in-fact, each with the power of substitution, for him in any and all capacities to sign any amendments to this Annual Report on Form 10-K, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Ronald J. Mittelstaedt<br>Ronald J. Mittelstaedt | Chief Executive Officer and Chairman (principal executive officer) | February 13, 2007 |
| /s/ Worthing F. Jackman<br>Worthing F. Jackman | Executive Vice President and Chief Financial Officer (principal financial officer) | February 13, 2007 |
| /s/ David G. Eddie<br>David G. Eddie | Vice President – Corporate Controller (principal accounting officer) | February 13, 2007 |
| /s/ Eugene V. Dupreau<br>Eugene V. Dupreau | Director and Regional Vice President – Western Region | February 13, 2007 |
| /s/ Michael W. Harlan<br>Michael W. Harlan | Director | February 13, 2007 |
| /s/ William J. Razzouk<br>William J. Razzouk | Director | February 13, 2007 |
| /s/ Robert H. Davis<br>Robert H. Davis | Director | February 13, 2007 |

WASTE CONNECTIONS, INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2004, 2005 and 2006
(in thousands)

| Description | Balance at Beginning of Year | Additions: Charged to Costs and Expenses | Additions: Charged to Other Accounts | Deductions (Write-offs, Net of Collections) | Balance at End of Year |
|---|---|---|---|---|---|
| Allowance for Doubtful Accounts: | | | | | |
| Year Ended December 31, 2004 | $ 2,570 | $ 2,930 | $ - | $ (3,086) | $ 2,414 |
| Year Ended December 31, 2005 | 2,414 | 3,220 | - | (2,808) | 2,826 |
| Year Ended December 31, 2006 | 2,826 | 3,664 | - | (3,001) | 3,489 |

EXHIBIT INDEX

| Exhibit Number | Description of Exhibits |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to the exhibit filed with the Registrant's Form T-3 filed on June 16, 2004) |
| 3.2 | Amended and Restated Bylaws of the Registrant (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on July 22, 2004) |
| 4.1 | Form of Common Stock Certificate (incorporated by reference to the exhibit filed with the Registrant's Form S-1/A filed on May 6, 1998) |
| 4.2 | Indenture between the Registrant, as Issuer, and U.S. Bank National Association, as Trustee, dated as of March 20, 2006 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on March 23, 2006) |
| 4.3 | Registration Rights Agreement between Registrant, and Citigroup Global Markets Inc. and Banc of America Securities LLC, dated as of March 20, 2006 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on March 23, 2006) |
| 10.1 + | Employment Agreement between the Registrant and Eugene V. Dupreau, dated as of February 23, 1998 (incorporated by reference to the exhibit filed with the Registrant's Form S-1 filed on March 16, 1998) |
| 10.2 + | Form of Warrant Agreement (incorporated by reference to the exhibit filed with the Registrant's Form S-1 filed on March 16, 1998) |
| 10.3 + | Employment Agreement between the Registrant and James M. Little, dated as of September 13, 1999 (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on March 13, 2000) |
| 10.4 + | Employment Agreement between the Registrant and Jerri L. Hunt, dated as of October 25, 1999 (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on March 13, 2000) |
| 10.5 + | Second Amended Employment Agreement between the Registrant and Darrell Chambliss, dated as of June 1, 2000 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on November 14, 2000) |
| 10.6 + | Second Amended and Restated 1997 Stock Option Plan (incorporated by reference to the exhibit filed with the Registrant's Form S-8 filed on July 24, 2000) |
| 10.7 + | Employment Agreement between the Registrant and Eric O. Hansen, dated as of January 1, 2001 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 3, 2005) |
| 10.8 + | 2002 Senior Management Equity Incentive Plan (incorporated by reference to the exhibit filed with the Registrant's Form S-8 filed on February 21, 2002) |
| 10.9 + | 2002 Stock Option Plan (incorporated by reference to the exhibit filed with the Registrant's Form S-8 filed on February 21, 2002) |
| 10.10 + | Employment Agreement between the Registrant and Kenneth O. Rose, dated as of May 1, 2002 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on August 13, 2002) |

| Exhibit Number | Description of Exhibits |
|---|---|
| 10.11 + | Employment Agreement between the Registrant and Robert D. Evans, dated as of May 10, 2002 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on August 13, 2002) |
| 10.12 + | 2002 Restricted Stock Plan (incorporated by reference to the exhibit filed with the Registrant's Form S-8 filed on June 19, 2002) |
| 10.13 + | Consultant Incentive Plan (incorporated by reference to the exhibit filed with the Registrant's Form S-8 filed on January 8, 2003) |
| 10.14 + | Employment Agreement between the Registrant and Worthing F. Jackman, dated as of April 11, 2003 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on August 13, 2003) |
| 10.15 + | Nonqualified Deferred Compensation Plan, dated July 1, 2004 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on July 22, 2004) |
| 10.16 + | Second Amended and Restated Employment Agreement between the Registrant and Steven Bouck, dated as of October 1, 2004 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on October 22, 2004) |
| 10.17 | Amended and Restated Revolving Credit and Term Loan Agreement, dated as of November 17, 2004 (incorporated by reference to the exhibit filed with the Registrant's Form 10-K filed on February 28, 2005) |
| 10.18 + | Compensation Plan for Independent Directors, dated March 1, 2005 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 3, 2005) |
| 10.19 + | Second Amended and Restated Employment Agreement between the Registrant and Ronald J. Mittelstaedt, dated as of March 1, 2004 (and as amended March 22, 2005) (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on May 3, 2005) |
| 10.20 | Amendment No. 1 to the Amended and Restated Revolving Credit and Term Loan Agreement, dated as of June 30, 2005 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on August 5, 2005) |
| 10.21 + | First Amended and Restated Employment Agreement between the Registrant and David M. Hall, dated as of October 1, 2005 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on October 4, 2005) |
| 10.22 + | First Amended and Restated Employment Agreement between the Registrant and David Eddie, dated as of October 1, 2005 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on October 4, 2005) |
| 10.23 | Amendment No. 2 to the Amended and Restated Revolving Credit and Term Loan Agreement, dated as of October 19, 2005 (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on October 27, 2005) |
| 10.24 | Amended and Restated Revolving Credit and Term Loan Agreement, dated as of January 12, 2006 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on January 17, 2006) |
| 10.25 + | Second Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on July 31, 2006) |

| Exhibit Number | Description of Exhibits |
|---|---|
| 10.26 + | Form of Indemnification Agreement between the Registrant and each of its directors and officers (incorporated by reference to the exhibit filed with the Registrant's Form 10-Q filed on July 31, 2006) |
| 10.27 | First Amendment to Amended and Restated Revolving Credit and Term Loan Agreement, dated as of November 16, 2006 (incorporated by reference to the exhibit filed with the Registrant's Form 8-K filed on November 21, 2006) |
| 12.1 * | Statement regarding Computation of Ratios |
| 21.1 * | Subsidiaries of the Registrant |
| 23.1 * | Consent of Independent Registered Public Accounting Firm |
| 23.2 * | Consent of Independent Registered Public Accounting Firm |
| 24.1 | Power of Attorney (see signature page of this Annual Report on Form 10-K) |
| 31.1 * | Certification of Chief Executive Officer |
| 31.2 * | Certification of Chief Financial Officer |
| 32.1 * | Certificate of Chief Executive Officer and Chief Financial Officer |

* Filed herewith.
+ Management contract or compensatory plan, contract or arrangement.

## Disclosure Requirements of Section 303A of the NYSE Listed Company Manual

Section 303A.12(a) of the New York Stock Exchange Listed Company Manual requires the Chief Executive Officer of each listed company to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary. Waste Connections, Inc. submitted a Section 12(a) CEO Certification to the NYSE in 2006, without qualification.

Section 302(a) of the Sarbanes-Oxley Act of 2002 requires an issuer's principal executive and financial officers each to certify the financial and other information contained in the issuer's quarterly and annual reports filed with the Securities and Exchange Commission, and certify further that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of the issuer's internal controls; they have made certain disclosures to the issuer's auditors and the audit committee of the board of directors about the issuer's internal controls; and they have included information in the issuer's quarterly and annual reports about their evaluation and whether there have been significant changes in the issuer's internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation. Waste Connections, Inc. included as Exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on February 13, 2007, each of the CEO and CFO certifications required by Section 302(a) of the Sarbanes-Oxley Act of 2002.

# CORPORATE INFORMATION

## EXECUTIVE OFFICERS

Ronald J. Mittelstaedt
*Chairman and Chief Executive Officer*

Steven F. Bouck
*President*

Darrell W. Chambliss
*Executive Vice President and Chief Operating Officer*

Robert D. Evans
*Executive Vice President, General Counsel and Secretary*

Worthing F. Jackman
*Executive Vice President and Chief Financial Officer*

David M. Hall
*Senior Vice President - Sales and Marketing*

Kenneth O. Rose
*Senior Vice President - Administration*

David G. Eddie
*Vice President - Corporate Controller*

Eric O. Hansen
*Vice President - Chief Information Officer*

Jerri L. Hunt
*Vice President - Human Resources*

James M. Little
*Vice President - Engineering*

## REGION OFFICERS

PACIFIC NORTHWEST REGION
Eric Merrill, *Regional Vice President*
Brent Dixon, *Regional Controller*

WESTERN REGION
Eugene Dupreau, *Regional Vice President*
Blair Johnson, *Regional Controller*

CENTRAL REGION
Phil Rivard, *Regional Vice President*
Randy Baham, *Regional Controller*

EASTERN REGION
Rob Nielsen, *Regional Vice President*
Blake Rhodes, *Regional Controller*

## COMPANY OFFICES

35 Iron Point Circle
Suite 200
Folsom, CA 95630
Telephone: (916) 608-8200

## BOARD OF DIRECTORS

Ronald J. Mittelstaedt
*Chairman and Chief Executive Officer*

Robert H. Davis
*President*
*Rubber Recovery, Inc. - a tire processing and recycling company*

Eugene V. Dupreau
*Western Regional Vice President*

Edward E. "Ned" Guillet
*Senior Vice President, Human Resources (retired)*
*The Gillette Company - a global consumer products company*

Michael W. Harlan
*Executive Vice President and Chief Operating Officer*
*U.S. Concrete, Inc. - a producer of ready-mixed concrete and related products*

William J. Razzouk
*Chief Executive Officer*
*Newgistics, Inc. - a provider of intelligent returns management solutions*

## STOCK MARKET INFORMATION

Waste Connections' common stock is traded on the New York Stock Exchange under the ticker symbol WCN.

## ANNUAL MEETING

Stockholders are invited to attend our annual meeting of stockholders on May 16, 2007, at 10:00 a.m. at the Sheraton Grand Sacramento, 1230 J Street, Sacramento, California 95814.

## TRANSFER AGENT & REGISTRAR

Wells Fargo Shareowner Services
161 North Concord Exchange
South St Paul, MN 55075
Telephone: (800) 468-9716
Web site: www.wellsfargo.com/com/shareowner_services

## INVESTOR RELATIONS

Additional copies of this report, Form 10-K, the Proxy Statement or other financial information are available to stockholders without charge by contacting our Investor Relations Department at (916) 608-8200. You may also contact us by visiting the Investor Relations page on the Company's Web site at www.wasteconnections.com.


1997
2007

# WASTE CONNECTIONS, INC.

## STATEMENT OF VALUES

### PURPOSE

Honoring our commitments provides our stakeholders peace of mind and establishes us as the premier solid waste services company in the markets we serve. This creates a safe and rewarding environment for our employees while protecting the health and welfare of the communities we serve, thereby increasing value for our shareholders.

### OPERATING VALUES

#### SAFETY

We strive to assure complete safety of our employees, our customers and the public in all of our operations. Protection from accident or injury is paramount in all we do.

#### INTEGRITY

We define integrity as "saying what you will do and then doing it." We keep our promises to our customers, our employees and our stockholders. Do the right thing, at the right time, for the right reason.

#### CUSTOMER SERVICE

We provide our customers the best possible service in a courteous, effective manner, showing respect for those we are fortunate to serve.

#### TO BE A GREAT PLACE TO WORK

We maintain a growth culture where our employees can maximize their potential personally and professionally. Our objective is to provide an environment where people enjoy what they do and take pride in their work. We wish to embody a work hard, play harder culture.

#### TO BE THE PREMIER SOLID WASTE SERVICES COMPANY IN THE U.S.

We continue to provide superior returns, remain environmentally responsible, and continue to grow in a disciplined way, deploying resources intelligently and benefiting communities we live in. We remain a "different breed".

### VISION OF THE FUTURE

Our goal is to create an environment where self directed, empowered employees strive to consistently fulfill our constituent commitments and seek to create positive impacts through interactions with customers, communities, and fellow employees, always relying on our Operating Values as the foundation for our existence.

END